DEPFA BANK

07028362

RECEIVED

2007 NOV 30 A 5:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 November 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

SUPPL

DEPFA File number: 082-34794

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc. for Q3 2007.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello

Hilary Costello
Legal Department
DEPFA BANK plc

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

11/30

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland
Phone: +353 1 792 2222
Fax: +353 1 792 2211
info@depfa.com
www.depfa.com

DEPFA BANK plc

FILINGS WITH THE IRISH STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	*Document*
5 July 2007	Final Terms for the series 1120 issue EUR 2,800,000 non interest bearing notes with foreign exchange linked redemption due 6 July 2009 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0304938425)
27 July 2007	Final Terms for the series 1143 issue EUR 11,420,000 non interest bearing notes with foreign exchange linked redemption due 27 July 2017 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0312059214)
8 August 2007	Final Terms for the series 1147 issue EUR 1,900,000 non interest bearing notes with foreign exchange linked redemption due 8 August 2017 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS03163207804)
8 August 2007	Final Terms for the series 1149 issue USD 3,910,000 non interest bearing notes with foreign exchange linked redemption due 15 April 2008 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0313925942)

FILINGS WITH THE SWISS STOCK EXCHANGE

Made in accordance with the listing rules of the Swiss Stock Exchange

Date	*Document*
18 July 2007	Final Terms for the series 1139 issue CHF 175,000,000 Floating Rate notes due 16 July 2009 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN CH0031915082)

FILINGS WITH THE FRANKFURT STOCK EXCHANGE

Made in accordance with the listing rules of the Swiss Stock Exchange

Date	*Document*
13 June 2007	Up to 500,000 Units of 4.30 per cent. notes due 12 July 2008 under the €15,000,000,000 Debt Issuance Programme of DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG (ISIN DE000A0NW5F0)
6 July 2007	Up to 100,000 Units of 4.40 per cent. notes due 9 August 2008 under the €15,000,000,000 Debt Issuance Programme of DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG (ISIN DE000A0NZN52)

FILINGS WITH THE LUXEMBOURG STOCK EXCHANGE

Made in accordance with the listing rules of the Swiss Stock Exchange

Date	*Document*
13 June 2007	Up to 500,000 Units of 4.30 per cent. notes due 12 July 2008 under the €15,000,000,000 Debt Issuance Programme of DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG (ISIN DE000A0NW5F0)
6 July 2007	Up to 100,000 Units of 4.40 per cent. notes due 9 August 2008 under the €15,000,000,000 Debt Issuance Programme of DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG (ISIN DE000A0NZN52)

FILINGS WITH THE COMPANIES REGISTRATION OFFICE AND DOCUMENTATION SENT TO SHAREHOLDERS

Made in accordance with the Irish Companies Acts 1963-2005

Date Filed	*Document*
17 July 2007	Form B18 – Registration of Prospectus
15 August 2007	Form B18 – Registration of Prospectus
13 September 2007	Form B18 – Registration of Prospectus

COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

Date	*Document*
23 July 2007	Press and Investor Relations Release
23 July 2007	Press and Investor Relations Release Recommended Merger
23 July 2007	Statement according to Irish Market Abuse Regulations
17 September 2007	Press and Investor Relations Release

Final Terms dated 4 July 2007

DEPFA BANK plc

Issue of EURO 2,800,000 Non Interest Bearing Notes with Foreign Exchange Linked Redemption

under the €40,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 11 May 2007 constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the Prospectus Directive). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1 and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	1120
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	EURO ("EUR")
4.		Aggregate Nominal Amount:	EUR 2,800,000
	(i)	Series:	EUR 2,800,000
	(ii)	Tranche:	EUR 2,800,000
5.		Issue Price:	100 per cent of the Aggregate Nominal Amount
6.		Specified Denominations:	EUR 50,000
7.	(i)	Issue Date:	05 July 2007
	(ii)	Interest Commencement Date	Not Applicable
8.		Maturity Date:	06 July 2009, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
9.		Interest Basis:	Not Applicable

10.	Redemption/Payment Basis:	Other (Foreign Exchange) (further particulars specified in Annex 1)
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount of each Instrument**	The Foreign Exchange Rate Linked Redemption Amount specified below
	(i) Index/Formula/variable:	The Foreign Exchange Rate Linked Redemption Amount shall be determined on the Determination Date as follows: EUR 50,000 x { 1 + Max[185% x ($Value_0$ – $Value_F$) / $Value_0$; 50% x ($Value_F$ – $Value_0$) / $Value_0$]} per Note of EUR 50,000 Specified Denomination Where: "$Value_0$": Fixing of the Foreign

Exchange Rate on 5 July 2007.

"$Value_F$": Fixing on the Foreign Exchange Rate on 29 June 2009

"Foreign Exchange Rate" means the official EUR/USD spot foreign exchange mid rate expressed as the number of USD per one EUR as calculated by the European Central Bank and published on the Screen Page. as at 2.15 p.m., Frankfurt time, on the Determination Date.

"Screen Page" means Reuters Page ECB37 or any successor thereto or such other source as may announce the Foreign Exchange Rate

(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Banco Bilbao Vizcaya Argentaria, S.A. (the **"Calculation Agent"**)
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
(iv)	Determination Date(s):	29 June 2009
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	As set out in the Conditions
(vi)	Payment Date:	5 July 2009
(vii)	Minimum Final Redemption Amount:	Not Applicable
(viii)	Maximum Final Redemption Amount:	Not Applicable

23. **Early Redemption Amount**

Early Redemption Amount(s) of each *Instrument* payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument Registered
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other final terms:	Banco Bilbao Vizcaya Argentaria, S.A. will act as the Calculation Agent. All determinations in respect of the Notes shall be made by the Calculation Agent in its sole and absolute discretion acting in good faith and in a commercially reasonable manner and shall be binding on the Noteholdes in the absence of manifest error.

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Banco Bilbao Vizcaya Argentaria, S.A. Via de los Poblados s/n, 2ª Planta Madrid 28033 – Spain
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	Not Applicable

PART B – OTHER INFORMATION

1. **LISTING**

(i)	Listing:	Irish Stock Exchange
(ii)	Admission to trading	Application has been made for the Instruments to be admitted to trading on 05 July 2007 with effect from 05 July 2007
(iii)	Estimate of total expenses related to admission to trading	EUR 2,500

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator has provided: AFM (*Autoriteit Financiële Markten*) (the Netherlands); UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) (United Kingdom); BaFin (*Bundesanstalt für Finanzdienstleistungsaufsicht*) (Germany); CSSF (*Commission de Surveillance du Secteur Financier*) (Luxembourg); CNMV (*Comisión Nacional de Mercado de Valores*) (Spain); CONSOB (*Commissione Nazionale per la Societa e la Borsa*) (Italy); AMF (*Autorité des Merchés Financiers*) (France); *Finanstilsynet* (Denmark); *Commission Bancaire, Financiere et des Assurances* (Belgium); and FMA (Finanzmarktaufsicht) (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed, so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	Not Applicable
(ii)	Estimated net proceeds:	EUR 2,800,000
(iii)	Estimate of total expenses:	EUR 2,500

6. **FIXED RATE INSTRUMENTS ONLY – YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY – HISTORIC INTEREST RATES**

Not Applicable

8. **PERFORMANCE OF INDEX and other information concerning the underlying**

Details of historic EUR/USD rates can be obtained from Reuters screen ECB37

9. **PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0304938425
Common Code:	030493842
German Securities Code (*WKN*):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Stephen O' Reilly
Associate
DEPFA BANK Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

4 July 2007

Banco Bilbao Vizcaya Argentaria, S.A.

Vía de los Poblados s/n, 2ª Planta. 28033 Madrid

Dear Sirs,

DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK

€40,000,000,000 Programme for the Issuance of Debt Instruments

We refer to the Amended and Restated Dealership Agreement dated 30 June 2006 entered into in respect of the above Programme for the Issuance of Debt Instruments (such agreement, as modified or amended from time to time, the "**Dealership Agreement**") between DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS Bank as Issuers and the Dealers from time to time party thereto and have pleasure in inviting you to become a Dealer upon the terms of the Dealership Agreement but only in respect of and for the purpose of **Issue of EURO 2,800,000 Non Interest Bearing Notes with Foreign Exchange Linked Redemption**, a copy of which has been supplied to you by us. We are enclosing copies of the conditions precedent as set out in Schedule 2 to the Dealership Agreement together with copies of such further letters and opinions as may have been delivered pursuant to paragraph (o) of Clauses 9 & 10 of Schedule 2 of the Dealership Agreement together with reliance letters from the lawyers (as more fully described in paragraph 9 of Schedule 2 to the Dealership Agreement) and the auditors (as more fully described in paragraph 10 of Schedule 2 to the Dealership Agreement) by whom such legal opinions and comfort letters were given addressed to you and giving you the full benefit of the existing legal opinions and comfort letters. Please return to us a copy of this letter signed by an authorised signatory whereupon you will become a Dealer for the purposes of the Dealership Agreement with all the authority, rights, powers, duties and obligations of a Dealer under the Dealership Agreement and *provided always that*:

(a) such authority, rights, powers, duties and obligations shall extend to the **Issue of EURO 2,800,000 Non Interest Bearing Notes with Foreign Exchange Linked Redemption** only; and

(b) following the issue of the **Issue of EURO 2,800,000 Non Interest Bearing Notes with Foreign Exchange Linked Redemption**, you shall have no further authority, rights, powers, duties or obligations except such as may have accrued or been incurred prior to, or in connection with, the issue of the Issue of **Issue of EURO 2,800,000 Non Interest Bearing Notes with Foreign Exchange Linked Redemption**.

This letter is governed by, and shall be construed in accordance with, English law.

Yours faithfully,

DEPFA BANK plc

By:

CONFIRMATION

We hereby accept the appointment as a Dealer and accept all of the duties and obligations under, and terms and conditions of, the Dealership Agreement upon the terms of this letter but only in respect of and for the purpose of Issue of EURO 12,500,000 Interest Bearing Notes with Foreign Exchange Linked.

We confirm that we are in receipt of all the documents referred to in the second sentence of your letter and have found them to be satisfactory.

For the purposes of the Dealership Agreement our communications details are as set out below.

By:____________________
Name: Marian Coscarón

By:____________________
Name: Raquel Galán

Date: 5 July 2007

Address: Via de los Poblados s/n 28033 Madrid

Facsimile: +34915370651

Attention: Raquel Galán Martínez

Final Terms dated 25 July 2007

DEPFA BANK plc

Issue of EURO 11,420,000 Non Interest Bearing Notes with Foreign Exchange Linked Redemption

under the €40,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 11 May 2007 constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the Prospectus Directive). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1 and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	1143
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EURO ("EUR")
4.	Aggregate Nominal Amount:		EUR 11,420,000
	(i)	Series:	EUR 11,420,000
	(ii)	Tranche:	EUR 11,420,000
5.	Issue Price:		100 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 10,000
7.	(i)	Issue Date:	27 July 2007
	(ii)	Interest Commencement Date	Not Applicable
8.	Maturity Date:		27 July 2017, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
9.	Interest Basis:		Not Applicable

10.	Redemption/Payment Basis:	Other (Foreign Exchange) (further particulars specified in Annex 1)
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount of each Instrument**	The Foreign Exchange Rate Linked Redemption Amount specified below
	(i) Index/Formula/variable:	Unless previously redeemed or purchased or cancelled by the Issuer, the Foreign Exchange Rate Linked Redemption Amount shall be determined on the Determination Date as follows: (i) If the Foreign Exchange Rate is below or equal to 1.3753, then the Foreign Exchange Rate Linked Redemption Amount shall be EUR 18,000 per Note of

EUR 10,000 Specified Denomination.

(ii) Otherwise, the Foreign Exchange Rate Linked Redemption Amount shall be EUR 10,000 per Note of EUR 10,000 Specified Denomination.

Where:

"Foreign Exchange Rate" means the official EUR/USD spot foreign exchange mid rate expressed as the number of USD per one EUR as calculated by the European Central Bank and published on the Screen Page as at 2.15 p.m., Frankfurt time, on the Determination Date.

"Screen Page" means Reuters Page ECB37 or any successor thereto or such other source as may announce the Foreign Exchange Rate.

(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Banco Bilbao Vizcaya Argentaria, S.A. (the **"Calculation Agent"**)
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
(iv)	Determination Date(s):	11 July 2017
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	As set out in the Conditions
(vi)	Payment Date:	27 July 2017
(vii)	Minimum Final Redemption Amount:	EUR 10,000 per Instrument of EUR 10,000 specified denomination

	(viii) Maximum Final Redemption Amount:	EUR 18,000 per Instrument of EUR 10,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument Registered
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable

32.	Other final terms:	Banco Bilbao Vizcaya Argentaria, S.A. will act as the Calculation Agent. All determinations in respect of the Notes shall be made by the Calculation Agent in its sole and absolute discretion acting in good faith and in a commercially reasonable manner and shall be binding on the Noteholdes in the absence of manifest error.

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Banco Bilbao Vizcaya Argentaria, S.A. Via de los Poblados s/n, 2ª Planta Madrid 28033 – Spain
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	Not Applicable

PART B – OTHER INFORMATION

1. **LISTING**

(i)	Listing:	Irish Stock Exchange
(ii)	Admission to trading	Application has been made for the Instruments to be admitted to trading on 27 July 2007 with effect from 27 July 2007
(iii)	Estimate of total expenses related to admission to trading	EUR 2,500

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator has provided: AFM (*Autoriteit Financiële Markten*) (the Netherlands); UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) (United Kingdom); BaFin (*Bundesanstalt für Finanzdienstleistungsaufsicht*) (Germany); CSSF (*Commission de Surveillance du Secteur Financier*) (Luxembourg); CNMV (*Comisión Nacional de Mercado de Valores*) (Spain); CONSOB (*Commissione Nazionale per la Societa e la Borsa*) (Italy); AMF (*Autorité des Merchés Financiers*) (France); *Finanstilsynet* (Denmark); *Commission Bancaire, Financiere et des Assurances* (Belgium); and FMA (Finanzmarktaufsicht) (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed, so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	Not Applicable
(ii)	Estimated net proceeds:	EUR 11,420,000
(iii)	Estimate of total expenses:	EUR 2,500

6. **FIXED RATE INSTRUMENTS ONLY – YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY – HISTORIC INTEREST RATES**

Not Applicable

8. **PERFORMANCE OF INDEX and other information concerning the underlying**

Details of historic EUR/USD rates can be obtained from Reuters screen ECB37

9. **PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0312059214
Common Code:	031205921
German Securities Code (*WKN*):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Stephen O' Reilly
Associate
DEPFA BANK Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

ANNEX

(This Appendix forms part of the Final Terms to which it is attached)

Annex 1

Early Redemption Amount:

Unless previously redeemed or purchased and cancelled as specified below, the Notes shall be redeemed where the Settlement Price in respect to the Foreign Exchange Rate on the relevant Automatic Early Redemption Valuation Date is lower or equal than the Automatic Early Redemption Rate:

(i) In respect to Automatic Early Redemption $Date_1$, EUR 10,800 per Note of EUR 10,000 Specified Denomination

(ii) In respect to Automatic Early Redemption $Date_2$, EUR 11,600 per Note of EUR 10,000 Specified Denomination

(iii) In respect to Automatic Early Redemption $Date_3$, EUR 12,400 per Note of EUR 10,000 Specified Denomination

(iv) In respect to Automatic Early Redemption $Date_4$, EUR 13,200 per Note of EUR 10,000 Specified Denomination

(v) In respect to Automatic Early Redemption $Date_5$, EUR 14,000 per Note of EUR 10,000 Specified Denomination

(vi) In respect to Automatic Early Redemption $Date_6$, EUR 14,800 per Note of EUR 10,000 Specified Denomination

(vii) In respect to Automatic Early Redemption $Date_7$, EUR 15,600 per Note of EUR 10,000 Specified Denomination

(viii) In respect to Automatic Early Redemption $Date_8$, EUR 16,400 per Note of EUR 10,000 Specified Denomination

(ix) In respect to Automatic Early Redemption $Date_9$, EUR 17,200 per Note of EUR 10,000 Specified Denomination

Where,

"Automatic Early Redemption $Date_t$" means 28 July 2008 (**"Automatic Early Redemption $Date_1$"**), 27 July 2009 (**"Automatic Early Redemption $Date_2$"**), 27 July 2010 (**"Automatic Early Redemption $Date_3$"**), 27 July 2011 (**"Automatic Early Redemption $Date_4$"**), 27 July 2012 (**"Automatic Early Redemption $Date_5$"**), 29 July 2013 (**"Automatic Early Redemption $Date_6$"**), 28 July 2014 (**"Automatic Early Redemption $Date_7$"**), 27 July 2015 (**"Automatic Early Redemption $Date_8$"**) and 27 July 2016 (**"Automatic Early Redemption $Date_9$"**), in each case subject to adjustment in accordance with the Preceding Business Day Convention.

"Automatic Early Redemption Rate" means 1.3753 EUR/USD

"Automatic Early Redemption Valuation Dates" means 11 July 2008 (**"Automatic Early Redemption Valuation Date$_1$"**), 13 July 2009 (**"Automatic Early Redemption Valuation Date$_2$"**), 12 July 2010 (**"Automatic Early Redemption Valuation Date$_3$"**), 11 July 2011 (**"Automatic Early Redemption Valuation Date$_4$"**), 11 July 2012 (**"Automatic Early Redemption Valuation Date$_5$"**), 11 July 2013 (**"Automatic Early Redemption Valuation Date$_6$"**), 11 July 2014 (**"Automatic Early Redemption Valuation Date$_7$"**), 13 July 2015 (**"Automatic Early Redemption Valuation Date$_8$"**) and 11 July 2016 (**"Automatic Early Redemption Valuation Date$_9$"**), in each case subject to adjustment in accordance with the Modified Business Day Convention.

"Foreign Exchange Rate" means the official EUR/USD spot foreign exchange mid rate expressed as the number of USD per one EUR as calculated by the European Central Bank and published on the Screen Page as at 2.15 p.m., Frankfurt time.

"Screen Page" means Reuters Page ECB37 or any successor thereto or such other source as may announce the Foreign Exchange Rate.

Final Terms dated 7 August 2007

DEPFA BANK plc

Issue of EURO 1,900,000 Non Interest Bearing Notes with Foreign Exchange Linked Redemption

under the €40,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 11 May 2007 constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the Prospectus Directive). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1 and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	1147
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EURO ("EUR")
4.	Aggregate Nominal Amount:		EUR 1,900,000
	(i)	Series:	EUR 1,900,000
	(ii)	Tranche:	EUR 1,900,000
5.	Issue Price:		100 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	8 August 2007
	(ii)	Interest Commencement Date	Not Applicable
8.	Maturity Date:		8 August 2017, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
9.	Interest Basis:		Not Applicable

10.	Redemption/Payment Basis:	Other (Foreign Exchange) (further particulars specified in Annex 1)
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount of each Instrument**	The Foreign Exchange Rate Linked Redemption Amount specified below
	(i) Index/Formula/variable:	Unless previously redeemed or purchased or cancelled by the Issuer, the Foreign Exchange Rate Linked Redemption Amount shall be determined on the Determination Date as follows: (i) If the Foreign Exchange Rate is below or equal to 1.382, then the Foreign Exchange Rate Linked Redemption Amount shall be EUR 90,500 per Note of

		EUR 50,000 Specified Denomination. (ii) Otherwise, the Foreign Exchange Rate Linked Redemption Amount shall be EUR 50,000 per Note of EUR 50,000 Specified Denomination. Where: **"Foreign Exchange Rate"** means the official EUR/USD spot foreign exchange mid rate expressed as the number of USD per one EUR as calculated by the European Central Bank and published on the Screen Page as at 2.15 p.m., Frankfurt time, on the Determination Date. **"Screen Page"** means Reuters Page ECB37 or any successor thereto or such other source as may announce the Foreign Exchange Rate.
(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Banco Bilbao Vizcaya Argentaria, S.A. (the **"Calculation Agent"**)
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
(iv)	Determination Date(s):	1 August 2017
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	As set out in the Conditions
(vi)	Payment Date:	8 August 2017
(vii)	Minimum Final Redemption Amount:	EUR 50,000 per Instrument of EUR 50,000 specified denomination

(viii) Maximum Final Redemption Amount:	EUR 90,500 per Instrument of EUR 50,000 specified denomination

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument Registered
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable

32.	Other final terms:	Banco Bilbao Vizcaya Argentaria, S.A. will act as the Calculation Agent. All determinations in respect of the Notes shall be made by the Calculation Agent in its sole and absolute discretion acting in good faith and in a commercially reasonable manner and shall be binding on the Noteholdes in the absence of manifest error.

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Banco Bilbao Vizcaya Argentaria, S.A. Via de los Poblados s/n, 2ª Planta Madrid 28033 – Spain
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	Not Applicable

PART B – OTHER INFORMATION

1. **LISTING**

(i)	Listing:	Irish Stock Exchange
(ii)	Admission to trading	Application has been made for the Instruments to be admitted to trading on 8 August 2007 with effect from 8 August 2007
(iii)	Estimate of total expenses related to admission to trading	EUR 2,500

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator has provided: AFM (*Autoriteit Financiële Markten*) (the Netherlands); UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) (United Kingdom); BaFin (*Bundesanstalt für Finanzdienstleistungsaufsicht*) (Germany); CSSF (*Commission de Surveillance du Secteur Financier*) (Luxembourg); CNMV (*Comisión Nacional de Mercado de Valores*) (Spain); CONSOB (*Commissione Nazionale per la Societa e la Borsa*) (Italy); AMF (*Autorité des Merchés Financiers*) (France); *Finanstilsynet* (Denmark); *Commission Bancaire, Financiere et des Assurances* (Belgium); and FMA (Finanzmarktaufsicht) (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed, so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	Not Applicable
(ii)	Estimated net proceeds:	EUR 1,900,000
(iii)	Estimate of total expenses:	EUR 2,500

6. **FIXED RATE INSTRUMENTS ONLY – YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY – HISTORIC INTEREST RATES**

Not Applicable

8. **PERFORMANCE OF INDEX and other information concerning the underlying**

Details of historic EUR/USD rates can be obtained from Reuters screen ECB37

9. **PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0313207804
Common Code:	031320780
German Securities Code (*WKN*):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.
Signed on behalf of the Issuer:

Philip Corscadden
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

ANNEX

Annex 1

Early Redemption Amount:

Unless previously redeemed or purchased and cancelled as specified below, the Notes shall be redeemed where the Settlement Price in respect to the Foreign Exchange Rate on the relevant Automatic Early Redemption Valuation Date is lower or equal than the Automatic Early Redemption Rate:

(i) In respect to Automatic Early Redemption Date$_1$, EUR 54,050 per Note of EUR 50,000 Specified Denomination

(ii) In respect to Automatic Early Redemption Date$_2$, EUR 58,100 per Note of EUR 50,000 Specified Denomination

(iii) In respect to Automatic Early Redemption Date$_3$, EUR 62,150 per Note of EUR 50,000 Specified Denomination

(iv) In respect to Automatic Early Redemption Date$_4$, EUR 66,200 per Note of EUR 50,000 Specified Denomination

(v) In respect to Automatic Early Redemption Date$_5$, EUR 70,250 per Note of EUR 50,000 Specified Denomination

(vi) In respect to Automatic Early Redemption Date$_6$, EUR 74,300 per Note of EUR 50,000 Specified Denomination

(vii) In respect to Automatic Early Redemption Date$_7$, EUR 78,350 per Note of EUR 50,000 Specified Denomination

(viii) In respect to Automatic Early Redemption Date$_8$, EUR 82,400 per Note of EUR 50,000 Specified Denomination

(ix) In respect to Automatic Early Redemption Date$_9$, EUR 86,450 per Note of EUR 50,000 Specified Denomination

Where,

"Automatic Early Redemption Date$_t$" means 8 August 2008 (**"Automatic Early Redemption Date$_1$"**), 10 August 2009 (**"Automatic Early Redemption Date$_2$"**), 9 August 2010 (**"Automatic Early Redemption Date$_3$"**), 8 August 2011 (**"Automatic Early Redemption Date$_4$"**), 8 August 2012 (**"Automatic Early Redemption Date$_5$"**), 8 August 2013 (**"Automatic Early Redemption Date$_6$"**), 8 August 2014 (**"Automatic Early Redemption Date$_7$"**), 10 August 2015 (**"Automatic Early Redemption Date$_8$"**) and 8 August 2016 (**"Automatic Early Redemption Date$_9$"**), in each case subject to adjustment in accordance with the Preceding Business Day Convention.

"Automatic Early Redemption Rate" means 1.382 EUR/USD

"Automatic Early Redemption Valuation Dates" means 1 August 2008 (**"Automatic Early Redemption Valuation Date$_1$"**), 3 August 2009 (**"Automatic Early Redemption Valuation Date$_2$"**), 2 August 2010 (**"Automatic Early Redemption Valuation Date$_3$"**), 1 August 2011 (**"Automatic Early Redemption Valuation Date$_4$"**), 1 August 2012 (**"Automatic Early Redemption Valuation Date$_5$"**), 1 August 2013 (**"Automatic Early Redemption Valuation Date$_6$"**), 1 August 2014 (**"Automatic Early Redemption Valuation Date$_7$"**), 3 August 2015 (**"Automatic Early Redemption Valuation Date$_8$"**) and 1 August 2016 (**"Automatic Early Redemption Valuation Date$_9$"**), in each case subject to adjustment in accordance with the Modified Business Day Convention.

"Foreign Exchange Rate" means the official EUR/USD spot foreign exchange mid rate expressed as the number of USD per one EUR as calculated by the European Central Bank and published on the Screen Page as at 2.15 p.m., Frankfurt time.

"Screen Page" means Reuters Page ECB37 or any successor thereto or such other source as may announce the Foreign Exchange Rate.

Final Terms dated 7 August 2007

DEPFA BANK plc

Issue of USD 3,910,000 Non Interest Bearing Notes with Foreign Exchange Linked Redemption

under the €40,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 11 May 2007 constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the Prospectus Directive). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1 and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus

1.	(i) Issuer:	DEPFA BANK plc
2.	(i) Series Number:	1149
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	U.S Dollars ("USD")
4.	Aggregate Nominal Amount:	USD 3,910,000
	(i) Series:	USD 3,910,000
	(ii) Tranche:	USD 3,910,000
5.	Issue Price:	100 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:	USD 10,000
7.	(i) Issue Date:	8 August 2007
	(ii) Interest Commencement Date	Not Applicable
8.	Maturity Date:	8 August 2017, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
9.	Interest Basis:	Not Applicable

10.	Redemption/Payment Basis:	Other (Foreign Exchange) (further particulars specified in Annex 1)
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount of each Instrument**	The Foreign Exchange Rate Linked Redemption Amount specified below
	(i) Index/Formula/variable:	Unless previously redeemed or purchased or cancelled by the Issuer, the Foreign Exchange Rate Linked Redemption Amount shall be determined on the Determination Date as follows: (i) If the Foreign Exchange Rate is below or equal to 1.3743, then the Foreign Exchange Rate Linked Redemption Amount shall be USD 18,100 per Note of

USD 10,000 Specified Denomination.

(ii) Otherwise, the Foreign Exchange Rate Linked Redemption Amount shall be USD 10,000 per Note of USD 10,000 Specified Denomination.

Where:

"Foreign Exchange Rate" means the official EUR/USD spot foreign exchange mid rate expressed as the number of USD per one EUR as calculated by the European Central Bank and published on the Screen Page as at 2.15 p.m., Frankfurt time, on the Determination Date.

"Screen Page" means Reuters Page ECB37 or any successor thereto or such other source as may announce the Foreign Exchange Rate.

(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Banco Bilbao Vizcaya Argentaria, S.A. (the **"Calculation Agent"**)
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
(iv)	Determination Date(s):	1 August 2017
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	As set out in the Conditions
(vi)	Payment Date:	8 August 2017
(vii)	Minimum Final Redemption Amount:	USD 10,000 per Instrument of USD 10,000 specified denomination

(viii) Maximum Final Redemption Amount:	USD 18,100 per Instrument of USD 10,000 specified denomination

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument Registered
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable

32.	Other final terms:	Banco Bilbao Vizcaya Argentaria, S.A. will act as the Calculation Agent. All determinations in respect of the Notes shall be made by the Calculation Agent in its sole and absolute discretion acting in good faith and in a commercially reasonable manner and shall be binding on the Noteholdes in the absence of manifest error.

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Banco Bilbao Vizcaya Argentaria, S.A. Via de los Poblados s/n, 2ª Planta Madrid 28033 – Spain
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	Not Applicable

PART B – OTHER INFORMATION

1. **LISTING**

(i)	Listing:	Irish Stock Exchange
(ii)	Admission to trading	Application has been made for the Instruments to be admitted to trading on 8 August 2007 with effect from 8 August 2007
(iii)	Estimate of total expenses related to admission to trading	USD 2,500

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator has provided: AFM (*Autoriteit Financiële Markten*) (the Netherlands); UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) (United Kingdom); BaFin (*Bundesanstalt für Finanzdienstleistungsaufsicht*) (Germany); CSSF (*Commission de Surveillance du Secteur Financier*) (Luxembourg); CNMV (*Comisión Nacional de Mercado de Valores*) (Spain); CONSOB (*Commissione Nazionale per la Societa e la Borsa*) (Italy); AMF (*Autorité des Merchés Financiers*) (France); *Finanstilsynet* (Denmark); *Commission Bancaire, Financiere et des Assurances* (Belgium); and FMA (Finanzmarktaufsicht) (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed, so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	Not Applicable
(ii)	Estimated net proceeds:	USD 3,910,000
(iii)	Estimate of total expenses:	USD 2,500

6. **FIXED RATE INSTRUMENTS ONLY – YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY – HISTORIC INTEREST RATES**

Not Applicable

8. PERFORMANCE OF INDEX and other information concerning the underlying

Details of historic EUR/USD rates can be obtained from Reuters screen ECB37

9. PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10. OPERATIONAL INFORMATION

ISIN Code:	XS0313925942
Common Code:	031392594
German Securities Code (*WKN*):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.
Signed on behalf of the Issuer:

By: ....

Duly authorised

Stephen O' Reilly
Associate
DEPFA BANK Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

ANNEX

Annex 1

Early Redemption Amount:

Unless previously redeemed or purchased and cancelled as specified below, the Notes shall be redeemed where the Settlement Price in respect to the Foreign Exchange Rate on the relevant Automatic Early Redemption Valuation Date is lower or equal than the Automatic Early Redemption Rate:

(i) In respect to Automatic Early Redemption $Date_1$, USD 10,810 per Note of USD 10,000 Specified Denomination

(ii) In respect to Automatic Early Redemption $Date_2$, USD 11,620 per Note of USD 10,000 Specified Denomination

(iii) In respect to Automatic Early Redemption $Date_3$, USD 12,430 per Note of USD 10,000 Specified Denomination

(iv) In respect to Automatic Early Redemption $Date_4$, USD 13,240 per Note of USD 10,000 Specified Denomination

(v) In respect to Automatic Early Redemption $Date_5$, USD 14,050 per Note of USD 10,000 Specified Denomination

(vi) In respect to Automatic Early Redemption $Date_6$, USD 14,860 per Note of USD 10,000 Specified Denomination

(vii) In respect to Automatic Early Redemption $Date_7$, USD 15,670 per Note of USD 10,000 Specified Denomination

(viii) In respect to Automatic Early Redemption $Date_8$, USD 16,480 per Note of USD 10,000 Specified Denomination

(ix) In respect to Automatic Early Redemption $Date_9$, USD 17,290 per Note of USD 10,000 Specified Denomination

Where,

"**Automatic Early Redemption $Date_t$**" means 8 August 2008 ("**Automatic Early Redemption $Date_1$**"), 10 August 2009 ("**Automatic Early Redemption $Date_2$**"), 9 August 2010 ("**Automatic Early Redemption $Date_3$**"), 8 August 2011 ("**Automatic Early Redemption $Date_4$**"), 8 August 2012 ("**Automatic Early Redemption $Date_5$**"), 8 August 2013 ("**Automatic Early Redemption $Date_6$**"), 8 August 2014 ("**Automatic Early Redemption $Date_7$**"), 10 August 2015 ("**Automatic Early Redemption $Date_8$**") and 8 August 2016 ("**Automatic Early Redemption $Date_9$**"), in each case subject to adjustment in accordance with the Modified Business Day Convention.

"Automatic Early Redemption Rate" means 1.3743 EUR/USD

"Automatic Early Redemption Valuation Dates" means 1 August 2008 (**"Automatic Early Redemption Valuation Date$_1$"**), 3 August 2009 (**"Automatic Early Redemption Valuation Date$_2$"**), 2 August 2010 (**"Automatic Early Redemption Valuation Date$_3$"**), 1 August 2011 (**"Automatic Early Redemption Valuation Date$_4$"**), 1 August 2012 (**"Automatic Early Redemption Valuation Date$_5$"**), 1 August 2013 (**"Automatic Early Redemption Valuation Date$_6$"**), 1 August 2014 (**"Automatic Early Redemption Valuation Date$_7$"**), 3 August 2015 (**"Automatic Early Redemption Valuation Date$_8$"**) and 1 August 2016 (**"Automatic Early Redemption Valuation Date$_9$"**), in each case subject to adjustment in accordance with the Modified Business Day Convention.

"Foreign Exchange Rate" means the official EUR/USD spot foreign exchange mid rate expressed as the number of USD per one EUR as calculated by the European Central Bank and published on the Screen Page as at 2.15 p.m., Frankfurt time.

"Screen Page" means Reuters Page ECB37 or any successor thereto or such other source as may announce the Foreign Exchange Rate.

Final Terms dated July 13, 2007

DEPFA BANK plc

Issue of CHF 175,000,000 Floating Rate Notes

under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated May 11, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the Prospectus Directive) and in the Swiss Prospectus dated July 16, 2007 (the Swiss Prospectus). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus and the Swiss Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms, the Prospectus and the Swiss Prospectus. The Prospectus and the Swiss Prospectus are available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	1139
	(ii)	Tranche Number	1
3.		Specified Currency or Currencies:	Swiss Francs (CHF)
4.		Aggregate Nominal Amount:	CHF 175,000,000
	(i)	Series:	1139
	(ii)	Tranche:	1
5.		Issue Price:	100.0395 per cent. of the Aggregate Nominal Amount
6.		Specified Denominations:	CHF 5,000
7.	(i)	Issue Date:	July 18, 2007
	(ii)	Interest Commencement Date	July 18, 2007
8.		Maturity Date:	July 16, 2009
9.		Interest Basis:	CHF 3-month LIBOR +/– 0.0 per cent. Floating Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	N|A
12.	Put/Call Options:	N|A
13.	(i) Status of the Instruments:	Senior
	(ii) Date Board approval for issuance of Instruments obtained:	N|A
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	N|A
16.	**Floating Rate Instrument Provisions**	Applicable
	(i) Interest Period(s)	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each subsequent period beginning on (and including) an Interest Payment Date ending on (but excluding) the next Interest Payment Date.
	(ii) Specified Interest Payment Dates:	October 16, January 16, April 16, July 16 in each year commencing on October 16, 2007 up to and including the Maturity Date (in each case subject to adjustment in accordance with the Business Day Convention specified below).
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London, Zurich
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Deutsche Bank AG Zurich Branch Uraniastrasse 9 P.O. Box 7370 CH-8023 Zurich (as "Principal Swiss Paying Agent")
	(vii) Screen Rate Determination:	
	– Reference Rate:	3-month CHF LIBOR

	– Interest Determination Date(s):	Second London Business Day prior to the start of each interest period
	– Relevant Screen Page:	Telerate page 3740 or such other page as may replace such page on Telerate
(viii)	ISDA Determination:	
	– Floating Rate Option:	N|A
	– Designated Maturity:	N|A
	– Reset Date:	N|A
(ix)	Margin(s):	+/– 0.0 per cent. per annum
(x)	Minimum Rate of Interest:	N|A
(xi)	Maximum Rate of Interest:	N|A
(xii)	Day Count Fraction:	Act|360, adjusted
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	N|A

17. **Zero Coupon Instrument Provisions** N|A

18. **Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions** N|A

19. **Dual Currency Instrument Provisions** N|A

PROVISIONS RELATING TO REDEMPTION

20. **Call Option** N|A

21. **Put Option** N|A

22. **Final Redemption Amount of each Instrument** 100.00 per cent. per Instrument of CHF 5,000 specified denomination

    In cases where the Final Redemption Amount is Index-Linked or other variable-linked: N|A

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	at par

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24. **Form of Instruments:**

Bearer Instruments:

The Instruments will be in bearer form and will be represented by a Permanent Global Instrument (the "**Permanent Global Instrument**") in the form annexed to the Supplemental Agency Agreement (the "**Supplemental Agency Agreement**") between, *inter alios*, the Issuer and Deutsche Bank AG Zurich Branch (the "**Principal Swiss Paying Agent**").

The Permanent Global Instrument shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland (**SIS**, which expression shall include any other clearing institution recognised by the SWX Swiss Exchange). The Permanent Global Instrument will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

Each holder of Instruments (determined on the basis of statements of account provided by SIS) shall be the beneficial owner of a quotal co-ownership interest (*Miteigentumsanteil*) in the Permanent Global Instrument to the extent of his claims against the Issuer.

In accordance with the regulations of the SWX Swiss Exchange, owners of quotal co-ownership interests in the Permanent Global Instrument do not have the right to request the printing and delivery of Instruments in definitive form (the

"Definitive Instruments").

The Permanent Global Instrument will be exchanged for Definitive Instruments in whole but not in part only at the option of the Principal Swiss Paying Agent.

The Issuer irrevocably agrees and undertakes to the Principal Swiss Paying Agent to arrange for the printing and delivery to it of the Definitive Instruments with Coupons attached in the name of the Issuer, should the Principal Swiss Paying Agent deem such printing to be necessary or useful, after consultation with the Issuer, or if the presentation of Definitive Instruments and Coupons is required by Swiss or other applicable laws and regulations in connection with the enforcement of rights of holders of Instruments, or if the Principal Swiss Paying Agent at any time at its discretion determines to have Definitive Instruments and Coupons issued. Should the Definitive Instruments and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Instrument against delivery of the Definitive Instruments and Coupons and thereupon cancel and return the Permanent Global Instrument to the Issuer.

25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	N|A
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	N|A
30.	Redenomination, renominalisation and reconventioning provisions:	N|A
31.	Consolidation provisions:	N|A
32.	Other final terms:	For the purpose of this Series only, the following provisions shall be inserted immediately following **Condition 11(a)** as **Conditions 11(b)** and **11(c)**: "(b) *Transfer Restrictions* Payments on any Instruments will be made irrespective of any present or future transfer restrictions and regardless of any bilateral or multilateral payment or clearing agreement which may be applicable at any time to such payment. (c) *Discharge of the Issuer* The receipt by Deutsche Bank AG Zurich Branch, as Principal Swiss Paying Agent, of the due and punctual payment of the funds in Swiss Francs in Zurich shall release the Issuer from its obligation under any Instruments and Coupons for the payment of principal and interest due on the respective payment dates to the extent of such payments. Payments of principal and interest in respect of any Instruments shall be made in freely disposable Swiss Francs without collection costs and whatever the circumstances may be, irrespective of the

nationality, domicile or residence of the holder of any Instruments and without requiring any certification, affidavit or the fulfilment of any other formality."

For the purpose of this Series only, the following shall be inserted at the end of **Condition 16**:

"In respect of any Instruments denominated in Swiss Francs, the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Instruments."

In addition, all references in the Terms and Conditions of any Instruments to the "Agent" and to the "Paying Agents" shall, so far as the context permits, be construed as references to the "Principal Swiss Paying Agent" and the "Swiss Paying Agents", respectively.

The Swiss Paying Agents are listed under item Nr. 6 of Part B.

For the purpose of this Series only, the following shall be inserted at the end of **Condition 20**:

"So long as the Instruments are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, Deutsche Bank AG Zurich Branch, as Principal Swiss Paying Agent, shall publish on behalf of, and in accordance with directions by, and at the expense of, the Issuer all notices regarding the Instruments in due time, electronically on the Internet website of the SWX Swiss Exchange (www.swx.com) in accordance with applicable regulations or otherwise in compliance with the Listing Rules of the

	SWX Swiss Exchange." For the purpose of this Series only, the following shall be inserted at the end of **Condition 25**: "The Issuer agrees to the additional jurisdiction of the Courts of the Canton of Zurich, the place of jurisdiction being Zurich 1, Switzerland, with the right to appeal to the Swiss Federal Court of Justice in Lausanne where the law permits. The Issuer elects legal and special domicile at Deutsche Bank AG Zurich Branch, Uraniastrasse 9, P.O. Box 7370, CH-8023 Zurich and agrees that, for the purpose of any proceedings brought in Switzerland, holders of all or some of any Instruments shall have the option to be collectively represented (in accordance with all applicable laws and customary practice in Switzerland). The holders of all Instruments (whether or not collectively represented) shall have equal status irrespective of their domicile."

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments	N|A
	(ii) Date of Subscription Agreement:	July 13, 2007
	(iii) Stabilising Manager(s) (if any):	N|A
34.	If non-syndicated, name of Dealer:	Deutsche Bank AG Zurich Branch Uraniastrasse 9 P.O. Box 7370 CH-8023 Zurich
35.	Additional selling restrictions:	U.S.A. and U.S. persons (TEFRA D-Rules), United Kingdom, Japan, Ireland, European Economic Area

PART B – OTHER INFORMATION

1. **LISTING**

(i) Listing:	SWX Swiss Exchange
(ii) Admission to trading	Application has been made for the Instruments to be admitted to provisional trading on July 16, 2007.

2. **RATINGS**

Ratings:	The Instruments to be issued have been rated: S & P: AA- Moody's: Aa3

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE|OFFER**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	See "Use of Proceeds" wording in Swiss Prospectus
(ii) Estimated net proceeds:	CHF 175,069,125.00

5. **FLOATING RATE INSTRUMENTS ONLY – HISTORIC INTEREST RATES**

Details of historic LIBOR rates can be obtained from Telerate.

6. **OPERATIONAL INFORMATION**

ISIN Code:	CH0031915082
Common Code:	030655966
German Securities Code (*WKN*):	N|A
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	N|A

Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, société anonyme and the relevant identification number(s):	SIS SegaInterSettle AG, Olten, Switzerland Swiss Security Number: 3191.508
Delivery:	Delivery against payment
Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Deutsche Bank AG Zurich Branch Uraniastrasse 9 P.O. Box 7370 CH-8023 Zurich (as "Principal Swiss Paying Agent")

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

13. Juni 2007 (wie geändert und neu gefaßt)
(diese geänderten und neu gefaßten Final Terms vom 13. Juni 2007
ersetzen die Final Terms vom 11. Juni 2007)
13 June 2007 (as amended and restated)
(these amended and restated Final Terms dated 13 June 2007
replace the Final Terms dated 11 June 2007)

ENDGÜLTIGE BEDINGUNGEN
FINAL TERMS

Bis zu 500.000 Stücke 4,30% Schuldverschreibungen fällig 12. Juli 2008
(die Schuldverschreibungen)

begeben aufgrund des

Up to 500,000 Units of 4.30 per cent. Notes due 12 July 2008
(the Notes)

issued pursuant to the

Euro 15,000,000,000
Debt Issuance Programme

von
of

DEPFA BANK plc
and
DEPFA Deutsche Pfandbriefbank AG

Gesamtzahl der emittierten Stücke: Bis zu 500.000 Stücke
Total number of units issued: Up to 500,000 Units

Ausgabepreis: Euro 1.000 pro Stück
Issue Price: Euro 1,000 per unit

Tag der Begebung: 12. Juli 2007
Issue Date: 12 July 2007

Serien-Nr.: 1124
Series No.: 1124

Tranchen-Nr.: 1
Tranche No.: 1

Common Code: 030529065 ISIN Code: DE000A0NW5F0 Wertpapier Kennnummer: A0NW5F
Common Code: 030529065 ISIN Code: DE000A0NW5F0 German Security Code: A0NW5F

TEIL A – VERTRAGLICHE BEDINGUNGEN
PART A – CONTRACTUAL TERMS

Diese Endgültigen Bedingungen enthalten Angaben zur Emission von Schuldverschreibungen unter dem Euro 15.000,000,000 Debt Issuance Programme der DEPFA BANK plc und der DEPFA Deutsche Pfandbriefbank AG (das **Programm**) und sind in Verbindung mit der jeweils geltenden Fassung des DIP-Prospekts vom 14. Mai 2007 (der **DIP-Prospekt**) über das Programm und mit den im DIP-Prospekt enthaltenen Emissionsbedingungen zu lesen. Der DIP-Prospekt stellt u.a. in Bezug auf Nichtdividendenwerte im Sinne von Artikel 22 Absatz 6 Nr. 3 der Verordnung (EG) Nr. 809/2004 vom 29. April 2004 den Basisprospekt der DEPFA BANK plc im Sinne der Richtlinie 2003/71/EG des Europäischen Parlaments und des Rates (die **Prospektrichtlinie**) dar. Für die Zwecke von Artikel 5.4 der Prospektrichtlinie enthalten diese Endgültigen Bedingungen die endgültigen Bedingungen der hierin beschriebenen Schuldverschreibungen. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls diese Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen endgültigen Bedingungen verwendet werden. Vollständige Informationen über die Emittentin und über das hinsichtlich der Schuldverschreibungen gemachte Angebot sind nur in der Zusammenschau dieser Endgültigen Bedingungen und des DIP-Prospekts erhältlich. Der DIP-Prospekt kann bei der DEPFA BANK plc, 1 Commons Street, Dublin 1, Irland und der DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Deutschland und unter http://www.depfa-pfandbriefbank.de/pf/de/1532.html eingesehen werden, und Kopien des DIP-Prospekts können kostenlos bei der DEPFA BANK plc, 1 Commons Street, Dublin 1, Irland und der DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Deutschland bestellt werden.
These Final Terms give details of an issue of Notes under the Euro 15,000,000,000 Debt Issuance Programme of DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG (the ***Programme****) and are to be read in conjunction with the DIP prospectus dated 14 May 2007 (the* ***DIP Prospectus****) pertaining to the Programme, as the same may be supplemented from time to time and with the Terms and Conditions of the Instruments set forth in the DIP Prospectus. The DIP Prospectus constitutes inter alia in respect of non-equity securities within the meaning of Article 22 (6) No.3 of the Commission Regulation (EC) no. 809/2004 of 29 April 2004 the base prospectus of DEPFA BANK plc for the purposes of the Directive 2003/71/EC of the European Parliament and of the Council (the* ***Prospectus Directive****). For the purposes of Article 5.4 of the Prospectus Directive these Final Terms contain the final terms of the Notes described herein. Capitalised terms used in these Final Terms but not otherwise defined herein shall have the meanings specified in the Terms and Conditions of the Instruments. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the DIP Prospectus. The DIP Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Germany and http://www.depfa-pfandbriefbank.de/pf/de/1532.html and copies of the DIP Prospectus may be obtained free of charge from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Germany.*

Bezugnahmen in diesen Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.
All references in these Final Terms to numbered sections and paragraphs are to sections and paragraphs of the Terms and Conditions of the Notes.

Die für die Schuldverschreibungen geltenden Emissionsbedingungen (die **Bedingungen**) sowie eine englischsprachige Übersetzung sind diesen Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im DIP-Prospekt abgedruckten Emissionsbedingungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.
The Terms and Conditions of the Notes applicable to the Notes (the ***Conditions****) and the English language translation thereof are attached to these Final Terms and replace in full the Terms and Conditions of the Notes as set out in the DIP Prospectus and take precedence over any conflicting provisions in these Final Terms.*

Emittentin: DEPFA BANK plc
Issuer: *DEPFA BANK plc*

Inhaberschuldverschreibungen/Inhaberpfandbriefe
Bearer Notes Bearer Pfandbriefe

■ Inhaberschuldverschreibungen
Bearer Notes

☐ Öffentliche Inhaberpfandbriefe
Public Sector Bearer Pfandbriefe

Form der Emissionsbedingungen
Form of Terms and Conditions of the Instruments

☐ Nicht konsolidierte Bedingungen
Long-Form Conditions

■ Konsolidierte Bedingungen
Integrated Conditions

WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN (§ 1)
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS (§ 1)

Währung und Stückelung
Currency and Denomination

Festgelegte Währung *Specified Currency*	Euro *Euro*
Gesamtzahl der emittierten Stücke *Aggregate Number of Units Issued*	Bis zu 500.000 *Up to 500,000*
Nennwert *Par Value*	Euro 1.000 *Euro 1,000*
Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen *Number of Notes to be issued in each Specified Denomination*	Nicht anwendbar *Not applicable*

Form
Form

■ **TEFRA C**
TEFRA C

■ Dauerglobalurkunde
Permanent Global Note

☐ Vorläufige Globalurkunde austauschbar gegen
Temporary Global Note exchangeable for

☐ Einzelurkunden
Definitive Notes

☐ Einzelurkunden und Sammelurkunden
Definitive Notes and Collective Notes

☐ **TEFRA D**
TEFRA D

Vorläufige Globalurkunde austauschbar gegen
Temporary Global Note exchangeable for

☐ Dauerglobalurkunde
Permanent Global Note

☐ Einzelurkunden
Definitive Notes

☐ Einzelurkunden und Sammelurkunden
Definitive Notes and Collective Notes

☐ **Weder TEFRA D noch TEFRA C**
Neither TEFRA D nor TEFRA C

☐ Dauerglobalurkunde
Permanent Global Note

☐ Voräufige Globalurkunde austauschbar gegen
Temporary Global Note exchangeable for

☐ Einzelurkunden
Definitive Notes

☐ Einzelurkunden und Sammelurkunden
Definitive Notes and Collective Notes

■ Format der Globalurkunde — NGN
Form of Global Note — *NGN*

☐ **Einzelurkunden [und Sammelurkunden]**
Definitive Notes [and Collective Notes]

☐ Zinsscheine [und Sammelzinsscheine]
Coupons [and Collective Interest Coupons]

☐ Talons
Talons

☐ Rückzahlungsscheine
Receipts

Definitionen
Certain Definitions

Clearing System

■ Clearstream Banking AG, Frankfurt am Main

■ Clearstream Banking, société anonyme, Luxembourg

■ Euroclear Bank S.A./N.V.

☐ Sonstige
Other

STATUS (§ 2)
STATUS (§ 2)

■ Nicht-nachrangig
Unsubordinated

☐ Nachrangig
Subordinated

ZINSEN (§ 3)
INTEREST (§ 3)

■ **Festverzinsliche (nichtstrukturierte) Schuldverschreibungen**
Fixed Rate (non-structured) Notes

Zinssatz *Rate of Interest*	*4,30 % per annum* 4.30 per cent. per annum
Verzinsungsbeginn *Interest Commencement Date*	12. Juli 2007 *12 July 2007*
Zinszahlungstag *Interest Payment Date*	12. Juli 2008 *12 July 2008*
Erster Zinszahlungstag	12. Juli 2008 (zur Klarstellung: Es gibt nur einen Zinszahlungstag)
First Interest Payment Date	*12 July 2008 (for the avoidance of doubt, there is only one Interest Payment Date)*

Anfängliche[r] [Bruchteilzinsbetrag] [Bruchteilzinsbeträge] (für [die] [jede] festgelegte Stückelung) *Initial Broken Amount[s] (per Specified Denomination)*	Nicht anwendbar *Not applicable*
Zinszahlungstag, der dem Fälligkeitstag vorangeht *Interest Payment Date preceding the Maturity Date*	Nicht anwendbar *Not applicable*
Abschließende[r] [Bruchteilzinsbetrag] [Bruchteilzinsbeträge] (für [die] [jede] festgelegte Stückelung) *Final Broken Amount[s] (per Specified Denomination)*	Nicht anwendbar *Not applicable*

☐ **Variabel verzinsliche (nichtstrukturierte) Schuldverschreibungen**
Floating Rate (non-structured) Notes

☐ **Strukturierte fest- oder variabel verzinsliche Schuldverschreibungen**
Structured Fixed or Floating Rate Notes

☐ **Nullkupon-Schuldverschreibungen**
Zero Coupon Notes

Zinslauf
Accrual of Interest

Emissionsrendite
Amortisation Yield

☐ **Indexgebundene Schuldverschreibungen**
Index Linked Notes

☐ **Aktiengebundene Schuldverschreibungen**
Equity Linked Notes

☐ **Rohstoffgebundene Schuldverschreibungen**
Commodity Linked Notes

☐ **Credit Linked Schuldverschreibungen**
Credit Linked Notes

☐ **Sonstige strukturierte Schuldverschreibungen**
Other Structured Notes

Zinstagequotient
Day Count Fraction

■ Actual/Actual (ICMA)

Feststellungstermin *Determination Date*	Einer *One*

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 or Bond Basis

☐ 30E/360 or Eurobond Basis

☐ Sonstiges
Other

ZAHLUNGEN (§ 4)
PAYMENTS (§ 4)

Zahlungsweise
Manner of Payment

☐ Doppelwährungs-Schuldverschreibungen
Dual Currency Notes

Zahltag
Payment Business Day

Relevante Finanzzentren *Relevant Financial Centres*	TARGET, London und Frankfurt am Main *TARGET, London and Frankfurt am Main*

RÜCKZAHLUNG (§ 5)
REDEMPTION (§ 5)

Rückzahlung bei Endfälligkeit
Redemption at Maturity

■ **Schuldverschreibungen außer Raten-Schuldverschreibungen**
Notes with the exception of Instalment Notes

■	Fälligkeitstag *Maturity Date*	12. Juli 2008 *12 July 2008*
☐	Rückzahlungsmonat *Redemption Month*	

Rückzahlungsbetrag
Final Redemption Amount

■ Nennwert
Par value

☐ Rückzahlungsbetrag
Final Redemption Amount

☐ **Raten-Schuldverschreibungen**
Instalment Notes

Ratenzahlungstermin[e]
Instalment Date[s]

Rate[n]
Instalment Amount[s]

Vorzeitige Rückzahlung aus steuerlichen Gründen ***Early Redemption for Reasons of Taxation***	Ja *Yes*
Mindestkündigungsfrist *Minimum Notice Period*	30 *30*
Höchstkündigungsfrist *Maximum Notice Period*	60 *60*
Vorzeitige Rückzahlung nach Wahl der Emittentin ***Early Redemption at the Option of the Issuer***	Nein *No*

☐ Mindestrückzahlungsbetrag
Minimum Redemption Amount

☐ Erhöhter Rückzahlungsbetrag
Higher Redemption Amount

Wahlrückzahlungstag[e] (Call)
Call Redemption Date[s]

[Wahlrückzahlungsbetrag] [Wahlrückzahlungsbeträge] (Call)
Call Redemption Amount[s]

Mindestkündigungsfrist
Minimum Notice Period

Höchstkündigungsfrist
Maximum Notice Period

Mindestkündigungsfrist ([Deutsche] Emissionsstelle)
Minimum Notice Period ([German] Fiscal Agent)

Mindestfrist für Wahl-Rückzahlungstag (Call)
Minimum Period for Call Redemption Date

Höchstfrist für Wahl-Rückzahlungstag (Call)
Maximum Period for Call Redemption Date

Vorzeitige Rückzahlung nach Wahl des Gläubigers ***Early Redemption at the Option of a Holder***	Nein *No*
Automatische Vorzeitige Rückzahlung ***Automatic Early Redemption***	Nein *No*
Vorzeitiger Rückzahlungsbetrag ***Early Redemption Amount***	Anwendbar *Applicable*

■ **Schuldverschreibungen außer Nullkupon-Schuldverschreibungen**
Notes with the exception of Zero Coupon Notes

- ■ Rückzahlungsbetrag
  Final Redemption Amount

- ☐ Sonstiger Rückzahlungsbetrag
  Other Redemption Amount

☐ **Nullkupon-Schuldverschreibungen**
Zero Coupon Notes

Referenzpreis
Reference Price

Emissionsrendite
Amortisation Yield

☐ **Indexgebundene Schuldverschreibungen**
Index Linked Notes

☐ **Aktiengebundene Schuldverschreibungen**
Equity Linked Notes

☐ **Rohstoffgebundene Schuldverschreibungen**
Commodity Linked Notes

☐ **Credit Linked Schuldverschreibungen**
Credit Linked Notes

☐ **Sonstige strukturierte Schuldverschreibungen**
Other Structured Notes

DIE EMISSIONSSTELLE UND DIE ZAHLSTELLEN (§ 6)
FISCAL AGENT AND PAYING AGENTS (§ 6)

■ Emissionsstelle
Fiscal Agent

☐ Deutsche Emissionsstelle
German Fiscal Agent

■ Zusätzliche Zahlstelle und deren bezeichnete Geschäftsstelle — Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
1115 Luxembourg
Luxembourg

Additional Paying Agent and its specified office — *Deutsche Bank Luxembourg S.A.*
2, Boulevard Konrad Adenauer
1115 Luxembourg
Luxembourg

☐ Berechnungsstelle und deren bezeichnete Geschäftsstelle
Calculation Agent and its specified office

Vorgeschriebener Ort für Berechnungsstelle
Required location of Calculation Agent

Mindestkündigungsfrist
Minimum Notice Period

Höchstkündigungsfrist
Maximum Notice Period

Börse, an der die Schuldverschreibungen notiert sind oder Land, in dem sich die Börse befindet — Die Zulassung der Schuldverschreibungen zum Handel im Freiverkehr der Frankfurter Wertpapierbörse wird am oder um den 12. Juli 2007 beantragt. Ferner wird die Zulassung der Schuldverschreibungen zur *Official List* der Luxemburger Wertpapierbörse und die Zulassung zum Handel im geregelten Markt der Luxemburger Wertpapierbörse zum 12. Juli 2007 beantragt.

Stock Exchange, on which the Notes are listed or country in which the Stock Exchange is located, as the case may be — *Application will be made for admission to trading of the Notes on the unregulated market (Freiverkehr) of the Frankfurt Stock Exchange on or around 12 July 2007. Furthermore, application will be made to list the Notes on the Official List of the Luxembourg Stock Exchange and to admit the Notes to trading on the regulated market of the Luxembourg Stock Exchange on or around 12 July 2007.*

MITTEILUNGEN (§ 12)
NOTICES (§ 12)

Ort und Medium der Bekanntmachung
Place and medium of publication

☐ elektronischer Bundesanzeiger
electronic Federal Gazette (elektr. Bundesanzeiger)

■ Luxemburg
Luxembourg

- ■ d'Wort oder Tagblatt
  d'Wort or Tagblatt

- ☐ Website der Luxemburger Wertpapierbörse
  Website of the Luxembourg Stock Exchange

■ Deutschland Börsen-Zeitung oder Handelsblatt
Germany Börsen-Zeitung or Handelsblatt

☐ Clearing System (ausschließlich)
Clearing System (only)

☐ Sonstige
Other

SPRACHE DER BEDINGUNGEN (§ 15)
LANGUAGE OF THE CONDITIONS (§ 15)

☐ ausschließlich Deutsch
German only

☐ ausschließlich Englisch
English only

■ Deutsch und Englisch (deutscher Text maßgeblich)
German and English (German language binding)

☐ Deutsch und Englisch (englischer Text maßgeblich)
German and English (English language binding)

ANDERE ENDGÜLTIGE BEDINGUNGEN
OTHER FINAL TERMS

☐ Andere Bedingungen *Other Final Terms*	Nicht anwendbar *Not applicable*

TEIL B – ZUSÄTZLICHE INFORMATIONEN
PART B – OTHER INFORMATION

■ **Notifizierung**
Notification

Die Emittentin hat bei der *Commission de Surveillance du Secteur Financier* beantragt, der Bundesanstalt für Finanzdienstleistungsaufsicht der Bundesrepublik Deutschland eine Bescheinigung über die Billigung des DIP-Prospekts, aus der hervorgeht, dass der DIP-Prospekt gemäß der Prospektrichtlinie erstellt wurde, zu übermitteln.
The Issuer has applied to the Commission de Surveillance du Secteur Financier to provide the Bundesanstalt für Finanzdienstleistungsaufsicht of the Federal Republic of Germany with a certificate of approval relating to the DIP Prospectus and attesting that the DIP Prospectus has been drawn up in accordance with the Prospectus Directive.

Börsenzulassung und Zulassungen zum Handel
Listing and Admissions to Trading

☐ **Börsenzulassung** / ***Listing*** — Ja / *Yes*

- ■ Luxembourg
- ☐ Frankfurt am Main
- ☐ Düsseldorf
- ☐ SWX Swiss Exchange Zürich
- ☐ Sonstige / *Other*

■ **Zulassungen zum Handel** — Die Zulassung der Schuldverschreibungen zum Handel im Freiverkehr der Frankfurter Wertpapierbörse wird am oder um den 12. Juli 2007 beantragt. Ferner wird die Zulassung der Schuldverschreibungen zur *Official List* der Luxemburger Wertpapierbörse und die Zulassung zum Handel im geregelten Markt der Luxemburger Wertpapierbörse zum 12. Juli 2007 beantragt.

Admissions to Trading — *Application will be made for admission to trading of the Notes on the unregulated market (Freiverkehr) of the Frankfurt Stock Exchange on or around 12 July 2007. Furthermore, application will be made to list the Notes on the Official List of the Luxembourg Stock Exchange and to admit the Notes to trading on the regulated market of the Luxembourg Stock Exchange on or around 12 July 2007.*

Geschätzte Gesamtkosten der Zulassung zum Handel | Nicht anwendbar
Estimate of Total Expenses Relating to Admission to Trading | *Not applicable*

EZB-Fähigkeit der Schuldverschreibungen
Eurosystem Eligibility of the Notes

Die Schuldverschreibungen sollen in EZB-fähiger Weise gehalten werden.* Ja
The Notes are intended to be held in a manner which will allow Eurosystem eligibility. *Yes*

Bedingungen und Konditionen des Angebots
Terms and Conditions of the Offer

■ Öffentliches Angebot

Das öffentliche Angebot beginnt am 11. Juni 2007 (einschließlich) und dauert an bis zum 6. Juli 2007 (einschließlich), vorbehaltlich einer Verkürzung oder Verlängerung des Zeitraumes für das öffentliche Angebot im alleinigen Ermessen der Emittentin.

Offer to the Public

The offer to the public commences on 11 June 2007 (including) and will continue until 6 July 2007 (including), subject to early termination or extension of the offer period within the sole discretion of the Issuer.

☐ Nicht-öffentliches Angebot
Non-Public Offer

Gründe für das Angebot
Reasons for the Offer

Gründe für das Angebot | Allgemeine Finanzierungszwecke
Reasons for the Offer | *General funding purposes*

Bedingungen, Angebotsstatistiken, erwarteter Zeitplan und erforderliche Maßnahmen für die Antragstellung
Conditions, Offer Statistics, Expected Timetable and Action Required to Apply for the Offer

Bedingungen, denen das Angebot unterliegt | Nicht anwendbar
Conditions, to which the offer is subject | *Not applicable*

Gesamtsumme des Angebots, wobei zwischen den zum Verkauf und den zur Zeichnung angebotenen Schuldverschreibungen zu unterscheiden ist. Ist der Betrag nicht festgelegt, Beschreibung der Vereinbarungen und des Zeitpunkts für die Ankündigung des endgültigen Angebotsbetrags an das Publikum *Total amount of the offer; if the amount is not fixed, description of the arrangements and time for announcing to the public the definitive amount of the offer*	Die Gesamtzahl der emittierten Stücke ist auf ein Maximum von 500.000 Stück begrenzt und wird am Ende des öffentlichen Angebotes festgelegt und dem Publikum mitgeteilt. *The total number of units to be issued is limited to a maximum of 500,000 units and will be fixed, and announced to the public, at the end of the public offer.*
Beschreibung des Antragsverfahrens *Description of the application process*	Nicht anwendbar *Not applicable*
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner *Description of the possibility to reduce subscriptions and the manner for refunding excess amounts paid by applicants*	Nicht anwendbar *Not applicable*
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags) *Details of the minimum and/or maximum amount of application (whether in number of Notes or aggregate amount to invest)*	Die Mindestanzahl für die Zeichnung beträgt 1 Stück. Es besteht kein Höchstbetrag für die einzelne Zeichnung, jedoch ist jedwede Zeichnung durch die vorgenannte Gesamtsumme des Angebotes begrenzt. *The minimum amount for subscription is 1 unit. There is no maximum amount for each subscription, however, any subscription is subject to the afore-mentioned total amount of the offer.*
Methode und Fristen für die Bedienung der Schuldverschreibungen und ihre Lieferung *Method and time limits for paying up the Notes and for their delivery*	Lieferung gegen Zahlung *Delivery against payment*
Beschreibung des Termins, an dem das Ergebnis des öffentlichen Angebots offengelegt wird, und Art und Weise, in der dies geschehen wird *Description of the date, on which the result of the offer will be made public, and the manner, in which this will take place*	Nach dem Ende des öffentlichen Angebotes am 6. Juli 2007 durch Mitteilung an das Publikum, welche voraussichtlich in der Börsen-Zeitung oder dem Handelsblatt erfolgen wird. *At the end of the public offer on 6 July 2007 through an announcement to the public which is expected to occur in the Börsen-Zeitung or the Handelsblatt.*

Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Übertragbarkeit der Zeichnungsrechte und die Behandlung von nicht ausgeübten Zeichnungsrechten	Nicht anwendbar
The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised	*Not applicable*

Plan für die Aufteilung der Schuldverschreibungen und deren Zuteilung
Plan of Distribution of the Notes and Their Allotment

Angabe der verschiedenen Kategorien der potenziellen Investoren, denen die Schuldverschreibungen angeboten werden. Erfolgt das Angebot gleichzeitig auf den Märkten in zwei oder mehreren Ländern und wurde/wird eine bestimmte Tranche einigen dieser Märkte vorbehalten, Angabe dieser Tranche.	Institutionelle und private Investoren
The various categories of potential investors to which the securities are offered. If the offer is being made simultaneously in the markets of two or more countries and if a Tranche has been or is being reserved for certain of these, indicate any such Tranche.	*Institutional and private investors*
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist.	Nicht anwendbar
Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made.	*Not applicable*

Kursfestsetzung
Pricing

Angabe des Kurses, zu dem die Schuldverschreibungen angeboten werden, oder der Methode, mittels derer der Angebotskurs festgelegt wird, und des Verfahrens für die Offenlegung. Angabe der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.	EUR 1.000 pro Stück
An indication of the expected price at which the Notes will be offered or the method of determining the price and the process for its disclosure. Indicate the amount of any expenses and taxes specifically charged to the subscriber or purchaser.	*EUR 1,000 per unit*

Platzierung und Emission
Placing and Underwriting

Namen und Anschrift des Koordinators des gesamten Angebots oder einzelner Teile des Angebots und – sofern der Emittentin oder Anbietenden bekannt – Angaben zu den Platzierern in den einzelnen Ländern des Angebots.	Koordinator: Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf UK-London E14 5LB Platzierer in Deutschland: Citibank Privatkunden AG & Co. KGaA Kasernenstraße 10 40213 Düsseldorf Deutschland
Name and address of the co-ordinator of the global offer and of single parts of the offer of the Notes and, to the extent known to the Issuer or to the offeror, of the placers in the various countries where the offer takes place.	*Co-ordinator:* *Citigroup Global Markets Limited* *Citigroup Centre* *Canada Square* *Canary Wharf* *UK-London E14 5LB* *Placement in Germany through:* *Citibank Privatkunden AG & Co. KGaA* *Kasernenstraße 10* *40213 Düsseldorf* *Germany*

Interessen von Seiten natürlicher oder juristischer Personen, die an der Emission bzw. dem Angebot beteiligt sind
Interests of Natural and Legal Persons Involved in the Issue or the Offering

Mit Ausnahme der an den Manager zu zahlenden Gebühren haben die an der Emission bzw. dem Angebot der Schuldverschreibungen beteiligten Personen – soweit die Emittentin hiervon Kenntnis hat – kein materielles Interesse an der Emission bzw. dem Angebot.
Save for the fees payable to the Manager, so far as the Issuer is aware, no person involved in the issue or offering of the Notes has an interest material to the issue or the offering.

☐ Andere Interessen
Other interests

Vertriebsmethode
Method of Distribution

■ Nicht syndiziert
Non-syndicated

☐ Syndiziert
Syndicated

Datum des Übernahmevertrags
Date of Subscription Agreement

Einzelheiten bezüglich des Managers bzw. des Bankenkonsortiums
Details with regard to the Manager or the Management Group

■	Manager *Manager*	Citigroup Global Markets Limited *Citigroup Global Markets Limited*
☐	Bindende Zusage *Firm commitment*	
■	Ohne bindende Zusage *Without firm commitment*	
☐	Bankenkonsortium *Management Group*	
☐	Bindende Zusage *Firm commitment*	
☐	Ohne bindende Zusage *Without firm commitment*	
☐	Kursstabilisierender Manager *Stabilising Manager*	

Sekundärhandel
Secondary Trading

■	verbindliche Zusage, als Intermediär tätig zu sein *binding commitment to act as intermediary*	Citigroup Global Markets Limited wird als Intermediär im Sekundärmarkt fungieren und wird unter normalen Marktverhältnissen tägliche Kaufs- und Verkaufspreise im Sekundärmarkt zur Verfügung stellen. *Citigroup Global Markets Limited will act as intermediary in the secondary market and will provide daily bid/offer prices in the secondary market under normal market conditions.*
☐	unverbindliche Zusage, als Intermediär tätig zu sein *non-binding commitment to act as intermediary*	
☐	keine Zusage des Managers, als Intermediär tätig zu sein *no commitment of the Manager to act as intermediary*	

Provisionen
Commissions

☐	Management- und Übernahmeprovision *Management and underwriting commission*	

☐ Verkaufsprovision
Selling concession

☐ Andere
Other

Gesamtprovision
Total commission and concession

Geschätzter Nettoerlös und geschätzte Gesamtkosten
Estimated Net Proceeds and Estimated Total Expenses

Geschätzter Nettoerlös	Wird nach Ablauf des öffentlichen Angebotes auf der Grundlage der Gesamtzahl der emittierten Stücke und des Angebotspreises pro Stück ermittelt.
Estimated net proceeds	*Will be determined at the end of the subscription period based on the total number of units issued and the Issue Price per unit.*
Geschätzte Gesamtkosten *Estimated total expenses*	Nicht anwendbar *Not applicable*

Ratings

Die Schuldverschreibungen haben das folgende Rating:	Die Schuldverschreibungen werden kein eigenes Rating erhalten. Die Emittentin hat für nicht nachrangige langfristige Verbindlichkeiten das folgende Rating: Standard & Poor's: AA- Moody's: Aa3 Fitch Ratings: AA-
The Notes have been rated as follows:	*The Notes will not be separately rated. The Issuer's long-term senior debt has been rated as follows:* *Standard & Poor's: AA-* *Moody's: Aa3* *Fitch Ratings: AA-*

■ **Emissionsrendite**
Issue Yield

Erwartete Rendite (Die erwartete Rendite wird am Tag der Begebung und auf der Basis des Ausgabepreises berechnet. Daher wird keine Aussage über die zukünftig zu erwartende Rendite gemacht.)	4,30 %, berechnet nach der ICMA Methode, nach der die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen ermittelt wird.

Anticipated Yield (The anticipated yield is calculated at the Issue Date on the basis of the Issue Price. Therefore no statement can be made with regard to future yield.)	*4.30 per cent., calculated in accordance with the ICMA method, which determines the effective interest rate of notes by taking into account accrued interest on a daily basis*

☐ **Zinssätze in der Vergangenheitsbetrachtung**
Historic Interest Rates

☐ **Einzelheiten hinsichtlich der Entwicklung [des Index] [der Formel] [der Aktie] [des Korbs]; Erklärung darüber, wie die Entwicklung den Wert der Anlage beeinträchtigen kann; hiermit zusammenhängende Risiken und weitere Informationen, die sich auf [den Index] [die Formel] [die Aktie] [den Korb] beziehen**
Details Relating to the Performance of the [Index] [Formula] [Share] [Basket]; Explanation of How Performance Effects Value of Investment; Associated Risks and Other Information Concerning the [Index] [Formula] [Share] [Basket].

☐ **Einzelheiten hinsichtlich der Entwicklung [des] [der] Wechselkurse[s]; Erklärung darüber, wie die Entwicklung den Wert der Anlage beeinträchtigen kann; hiermit zusammenhängende Risiken**
Details Relating to the Performance of the Exchange Rate[s]; Explanation of How Performance Effects Value of Investment; Associated Risks

☐ **Zusätzliche Risikofaktoren**
Additional Risk Factors

☐ **Zusätzliche Steueroffenlegung**
Additonal Tax Disclosure

☐ **Zusätzliche Verkaufsbeschränkungen**
Additional Selling Restrictions

Wertpapierkennnummern
Security Identification Codes

■	Common code *Common Code*	030529065 *030529065*
■	ISIN Code *ISIN Code*	DE000A0NW5F0 *DE000A0NW5F0*
■	Wertpapierkennnummer (WKN) *German Security Code*	A0NW5F *A0NW5F*
☐	Sonstige Wertpapiernummer *Any OtherSecurity Code*	

Börsenzulassungsantrag und Antrag auf Zulassung zum Handel:
Listing and Admission to Trading Application:

Diese Endgültigen Bedingungen enthalten die endgültigen Bedingungen, die für die Börsenzulassung und die Zulassung zum Handel der in diesen Endgültigen Bedingungen beschriebenen Emission von Schuldverschreibungen unter dem Programm (ab dem 12. Juli 2007) erforderlich sind.
These Final Terms comprise the final terms required to list and to have admitted to trading the issue of Notes described herein pursuant to the Programme (as from 12 July 2007).

Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen.
The Issuer accepts responsibility for the information contained in these Final Terms.

Im Namen der Emittentin unterzeichnet
Signed on behalf of the Issuer

Von:
By:

Im Auftrag
Duly authorised

Von:
By:

Im Auftrag
Duly authorised

BEDINGUNGEN
CONDITIONS

GERMAN LANGUAGE VERSION (DEUTSCHE FASSUNG DER BEDINGUNGEN)

Diese Serie von Inhaberschuldverschreibungen (die **Schuldverschreibungen**) wird gemäß einem abgeänderten und neu gefassten Issue and Paying Agency Agreement vom 14. Mai 2007 (in seiner jeweiligen abgeänderten, ergänzten bzw. neu gefassten Fassung das **Agency Agreement**) zwischen DEPFA BANK plc als Emittentin (in ihrer Funktion als Emittentin, die **Emittentin**), Deutsche Bank AG, London Branch, als Emissionsstelle (die **Emissionsstelle**, wobei dieser Begriff die nach dem Agency Agreement etwa nachfolgenden Emissionsstellen einschließt) und den anderen darin genannten Parteien begeben. Kopien des Agency Agreement können kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle, bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle (wie nachstehend angegeben) sowie bei der Hauptgeschäftsstelle der Emittentin bezogen werden.

§ 1

WÄHRUNG, ANZAHL DER STÜCKE, FORM, BESTIMMTE DEFINITIONEN

(1) *Währung, Stücke.* Diese Tranche der Schuldverschreibungen wird von der Emittentin in Euro (die **festgelegte Währung**) in einer Gesamtzahl von bis zu 500.000 Stücken mit einem Nennwert von jeweils Euro 1.000 begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber.

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die **Dauerglobalurkunde** oder die **Globalurkunde**) ohne Zinsscheine verbrieft; der Zinszahlungsanspruch im Zusammenhang mit den Schuldverschreibungen ist durch die Dauerglobalurkunde mitverbrieft. Die Dauerglobalurkunde wird von zwei ordnungsgemäß bevollmächtigten Vertretern der Emittentin unterschrieben, wird von der Emissionsstelle oder in deren Namen mit einer eigenhändigen oder faksimilierten Kontrollunterschrift versehen und wird im Auftrag und in

ENGLISH LANGUAGE VERSION

This series of bearer notes (the **Notes**) is issued pursuant to an amended and restated issue and paying agency agreement dated 14 May 2007 (such Agreement as amended, supplemented and/or restated from time to time, the **Agency Agreement**) between DEPFA BANK plc as issuer (in its capacity as issuer, the **Issuer**). Deutsche Bank AG, London Branch, as fiscal agent (the **Fiscal Agent**, which expression shall include any successor fiscal agent thereunder) and the other parties named therein. Copies of the Agency Agreement may be obtained free of charge at the specified office of the Fiscal Agent, at the specified office of any Paying Agent (as specified below) and at the principal office of the Issuer.

§ 1

CURRENCY, NUMBER OF UNITS, FORM, CERTAIN DEFINITIONS

(1) *Currency, Units.* This tranche of Notes is being issued by the Issuer in Euro (the **Specified Currency**) in a total number of units of up to 500,000, each with a par value of Euro 1,000.

(2) *Form.* The Notes are being issued in bearer form.

(3) *Permanent Global Note.* The Notes are represented by a permanent global note (the **Permanent Global Note** or the **Global Note**) without coupons; any claim for interest payments under the Notes is represented by the Permanent Global Note. The Permanent Global Note shall be signed manually by two authorised signatories of the Issuer, shall be authenticated manually or in facsimile by or on behalf of the Fiscal Agent and shall be signed manually by the common safekeeper on behalf of, and by power of attorney given by, the Issuer. The Permanent Global Note shall be issued in new global note format and shall be kept

Vollmacht der Emittentin eigenhändig von der gemeinsamen Verwahrstelle (*common safekeeper*) unterschrieben. Die Dauerglobalurkunde wird im *new global note*-Format ausgegeben und von der gemeinsamen Verwahrstelle (*common safekeeper*) im Namen beider ICSDs (wie nachstehend definiert) verwahrt. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

in custody by the common safekeeper on behalf of both ICSDs (as defined below). Definitive Notes and interest coupons will not be issued.

(4) *Clearing System.* Die Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt bis sämtliche Verbindlichkeiten der Emittentin aus den Schuldverschreibungen erfüllt sind. **Clearing System** bezeichnet jeweils: Clearstream Banking, société anonyme, Luxembourg (**CBL**) und Euroclear Bank S. A./N. V. (zusammen mit CBL, die **internationalen Zentralverwahrer von Wertpapieren** (*international central securities depositaries*) oder **ICSDs**) und jeden Funktionsnachfolger.

(4) *Clearing System.* The Global Note will be kept in custody by or on behalf of a Clearing System until all obligations of the Issuer under the Notes have been satisfied. **Clearing System** means each of the following: Clearstream Banking, société anonyme, Luxembourg (**CBL**) and Euroclear Bank S. A./N. V. (together with CBL, the **International Central Securities Depositaries** or **ICSDs**) and any successor in such capacity.

(5) *Gläubiger von Schuldverschreibungen.* **Gläubiger** bezeichnet jeden Inhaber von Miteigentumsanteilen oder anderen Rechten an der Globalurkunde, die in Übereinstimmung mit den Bestimmungen des Clearing Systems auf einen neuen Gläubiger übertragen werden können.

(5) *Holder of Notes.* **Holder** means any holder of a proportionate co-ownership or other beneficial interest or right in the Global Note which may be transferred to a new Holder in accordance with the provisions of the Clearing System.

(6) *Register der ICSDs.* Der Nennwert der durch die Globalurkunde verbrieften Schuldverschreibungen bestimmt sich nach der Anzahl der jeweils in den Registern beider ICSDs eingetragenen Anzahl der Stücke. Die Register der ICSDs (worunter man die Register versteht, die jeder ICSD für seine Kunden über den Betrag ihres Anteils an den Schuldverschreibungen führt) sind schlüssiger Nachweis über die Anzahl der durch die Globalurkunde verbrieften Stücke, und eine zu diesen Zwecken von einem ICSD jeweils ausgestellte Bestätigung mit deren Anzahl bzw. dem dadurch verbrieften Nennwert der Schuldverschreibungen ist ein schlüssiger Nachweis über den Inhalt des Registers des jeweiligen ICSD zu diesem Zeitpunkt.

(6) *Records of the ICSDs.* The par value of Notes represented by the Global Note shall be determined on the basis of the aggregate amount of units from time to time entered in the records of both ICSDs. The records of the ICSDs (which expression means the records that each ICSD holds for its customers which reflect the amount of such customer's interest in the Notes) shall be conclusive evidence of the amount of units Notes represented by the Global Note and, for these purposes, a statement issued by an ICSD stating the amount of units of the Notes and the par value, respectively, so represented at any time shall be conclusive evidence of the records of the relevant ICSD at that time.

Bei einer Rückzahlung oder Zahlung von Zinsen bezüglich der durch die Globalurkunde verbrieften Schuldverschreibungen bzw. bei Kauf und Entwertung der durch die Globalurkunde verbrieften Schuldverschreibungen werden die Einzelheiten der Rückzahlung oder Zahlung bzw. des Kaufs und der Entwertung bezüglich der Globalurkunde pro rata in die Unterlagen der ICSDs eingetragen werden, und nach

On any redemption or payment of interest made in respect of, or purchase and cancellation of, any of the Notes represented by the Global Note the details of such redemption or payment or purchase and cancellation (as the case may be) in respect of the Global Note shall be entered pro rata in the records of the ICSDs and, upon any such entry being made, the amount of units of the Notes recorded in the records of the ICSDs and represented by

dieser Eintragung wird die Gesamtzahl der zurückgekauften bzw. gekauften und entwerteten Stücke vom Betrag der in die Register der ICSDs eingetragenen und durch die Globalurkunde verbrieften Stücke abgezogen.

the Global Note shall be reduced by the aggregate amount of units of the Notes so redeemed or purchased and cancelled.

§ 2
STATUS

Die Schuldverschreibungen stellen direkte, unbedingte, nicht nachrangige und unbesicherte Verpflichtungen der Emittentin dar und sind jederzeit untereinander ohne Vorzug gleichberechtigt. Sie sind mindestens gleichrangig mit allen anderen gegenwärtigen und künftigen direkten, unbedingten, nicht nachrangigen und unbesicherten Verpflichtungen der Emittentin, mit Ausnahme solcher Verpflichtungen, denen durch bindende, allgemein anwendbare gesetzliche Vorschriften der Vorrang eingeräumt wird.

§ 2
STATUS

The Notes constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer which will at all times rank *pari passu* among themselves and at least *pari passu* with all other direct, unconditional, unsubordinated and unsecured obligations of the Issuer, present and future, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

§ 3
ZINSEN

(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden auf der Grundlage ihres jeweiligen Nennwertes verzinst, und zwar vom 12. Juli 2007 (der **Verzinsungsbeginn**) (einschließlich) bis zum Fälligkeitstag (wie in § 5 (1) definiert) (ausschließlich) mit 4,30 % per annum. Die Zinsen sind nachträglich am 12. Juli 2008 zahlbar (der **Zinszahlungstag**). Zur Klarstellung: Es wird nur ein Kupon ausgezahlt.

(2) *Zinslauf.* Der Zinslauf der Schuldverschreibungen endet mit Ablauf des Tages, der dem Tag vorangeht, an dem die Schuldverschreibungen zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, wird die ausstehende Zahl der Stücke auf ihren Nennwert vom Tag der Fälligkeit (einschließlich) bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen (ausschließlich) (die **Verzugszinsperiode**) in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen (der **Verzugszinssatz**) verzinst, es sei denn, der (gemäß diesem § 3 zu bestimmende) auf die Schuldverschreibungen zu zahlende Zinssatz ist höher als der Verzugszinssatz; in letzterem Fall bleibt der auf die Schuldverschreibungen zu zahlende Zinssatz während der Verzugszinsperiode anwendbar. Weitergehende Ansprüche der Gläubiger bleiben unberührt.

§ 3
INTEREST

(1) *Rate of Interest and Interest Payment Dates.* The Notes shall bear interest on their respective par value at the rate of 4.30 *per cent. per annum* from, and including, 12 July 2007 (the **Interest Commencement Date**) to, but excluding, the Maturity Date (as defined in § 5 (1)). Interest shall be payable in arrear on 12 July 2008 (the **Interest Payment Date**). For the avoidance of doubt, there will be only one coupon paid.

(2) *Accrual of Interest.* The Notes shall cease to bear interest from the expiry of the day preceding the due date for redemption. If the Issuer fails to redeem the Notes when due, interest shall continue to accrue on the par value of the outstanding amount of units of the Notes from, and including, the due date for redemption to, but excluding, the date of actual redemption of the Notes (the **Default Rate of Interest Period**) at the default rate of interest established by law (the **Default Rate of Interest**), unless the rate of interest payable under the Notes (which shall be determined in accordance with this § 3) is higher than the Default Rate of Interest, in which event the rate of interest payable under the Notes shall continue to apply during the Default Rate of Interest Period. This does not affect any additional rights that might be available to the Holders.

(3) *Berechnung des Zinsbetrags.* Falls der auf die Schuldverschreibungen zu zahlende Zinsbetrag für einen Zeitraum von weniger oder mehr als einem Jahr zu berechnen ist, erfolgt die Berechnung des Zinsbetrags, indem der auf die Schuldverschreibungen zu zahlende Zinssatz oder gegebenenfalls der Verzugszinssatz auf jedes Stück bzw. seinen Nennwert angewendet wird, diese Summe mit dem Zinstagequotienten (wie nachstehend definiert) multipliziert und das hieraus resultierende Ergebnis auf die nächste Untereinheit der festgelegten Währung gerundet wird, wobei eine halbe Untereinheit aufgerundet wird oder die Rundung ansonsten gemäß der anwendbaren Marktkonvention erfolgt.

(3) *Calculation of Amount of Interest.* If the amount of interest payable under the Notes is required to be calculated for a period of less or more than a full year, such amount of interest shall be calculated by applying the rate of interest or the Default Rate of Interest (as appropriate) to each unit and its par value, multiplying such sum by the applicable Day Count Fraction (as defined below), and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of such sub-unit being rounded upwards or otherwise in accordance with the applicable market convention.

(4) *Zinstagequotient.* **Zinstagequotient** bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum:

1. im Falle von Schuldverschreibungen, bei denen die Anzahl der Tage in der relevanten Periode ab dem letzten Zinszahlungstag (oder, wenn es keinen solchen gibt, ab dem Verzinsungsbeginn) (jeweils einschließlich desselben) bis zum relevanten Zahlungstag (ausschließlich desselben) (der **relevante Zeitraum**) kürzer ist als die Feststellungsperiode, in die das Ende des relevanten Zeitraums fällt, oder ihr entspricht, die Anzahl der Tage in dem betreffenden relevanten Zeitraum geteilt durch das Produkt (1) der Anzahl der Tage in der Feststellungsperiode und (2) der Anzahl der Feststellungstermine (wie nachstehend angegeben) in einem Kalenderjahr; oder

2. im Falle von Schuldverschreibungen, bei denen der relevante Zeitraum länger ist als die Feststellungsperiode, in die das Ende des relevanten Zeitraums fällt, die Summe

der Anzahl der Tage in dem relevanten Zeitraum, die in die Feststellungsperiode fallen, in welcher der relevante Zeitraum beginnt, geteilt durch das Produkt (x) der Anzahl der Tage in der Feststellungsperiode und (y) der Anzahl der Feststellungstermine (wie nachstehend angegeben) in einem Kalenderjahr; und

der Anzahl der Tage in dem relevanten Zeitraum, die in die nächste Feststellungsperiode fallen, geteilt durch das Produkt (x) der Anzahl der Tage in dieser Feststellungsperiode und (y) der Anzahl der Feststellungstermine (wie nachstehend angegeben) in einem Kalenderjahr.

(4) *Day Count Fraction.* **Day Count Fraction** means, in respect of the calculation of an amount of interest on any Note for any period of time:

1. in the case of Notes where the number of days in the relevant period from, and including, the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to, but excluding, the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified below) that would occur in one calendar year; or

2. in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified below) that would occur in one calendar year; and

the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified below) that would occur in one calendar year.

Feststellungsperiode ist der Zeitraum von einem Feststellungstermin (einschließlich) bis zum nächsten Feststellungstermin (ausschließlich); dies schließt dann, wenn der Verzinsungsbeginn kein Feststellungstermin ist, den Zeitraum ein, der an dem ersten Feststellungstermin vor dem Verzinsungsbeginn anfängt, und dann, wenn der letzte Zinszahlungstag kein Feststellungstermin ist, den Zeitraum ein, der an dem ersten Feststellungstag nach dem letzten Zinszahlungstag endet.

Die Anzahl der Feststellungstermine im Kalenderjahr (jeweils ein **Feststellungstermin**) beträgt eins.

(5) *Geschäftstag.* Sofern ein Zinszahlungstag ansonsten auf einen Tag fiele, der kein TARGET, Londoner und Frankfurter Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag auf den nächstfolgenden TARGET, Londoner und Frankfurter Geschäftstag verschoben, es sei denn, er würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden TARGET, Londoner und Frankfurter Geschäftstag vorgezogen.

In diesem § 3 bezeichnet **TARGET, Londoner und Frankfurter Geschäftstag** einen Tag (außer einem Samstag oder Sonntag), an dem das Clearing System und das Trans-European Automated Real-Time Gross Settlement Express Transfer System (**TARGET** oder **TARGET System**) geöffnet sind und Geschäftsbanken (einschließlich dem Handel in Devisen und Fremdwährungseinlagen) geöffnet sind und Zahlungen in London und Frankfurt am Main abwickeln.

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen von Kapital.* Zahlungen von Kapital in Bezug auf die Schuldverschreibungen erfolgen nach Maßgabe von Absatz (2) an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems außerhalb der Vereinigten Staaten.

(b) *Zahlungen von Zinsen.* Die Zahlung von Zinsen auf die Schuldverschreibungen erfolgt nach Maßgabe von Absatz (2) an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

Determination Period means the period from, and including, a Determination Date to, but excluding, the next Determination Date (including, where the Interest Commencement Date is not a Determination Date, the period commencing on the first Determination Date prior to the Interest Commencement Date, and where the final Interest Payment Date is not a Determination Date, the first Determination Date falling after the final Determination Date, as the case may be.

The number of interest determination dates per calendar year (each a **Determination Date**) is one.

(5) *Business Day.* If any Interest Payment Date would otherwise fall on a day which is not a TARGET, London and Frankfurt Business Day (as defined below), such Interest Payment Date shall be: postponed to the next day which is a TARGET, London and Frankfurt Business Day unless it would thereby fall into the next calendar month, in which event the Interest Payment Date shall be the immediately preceding TARGET, London and Frankfurt Business Day.

In this § 3 **TARGET, London and Frankfurt Business Day** means a day (other than a Saturday or a Sunday) on which the Clearing System and the Trans-European Automated Real-Time Gross Settlement Express Transfer System (**TARGET** or **TARGET System**) are open and commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) and settle payment in London and Frankfurt am Main.

§ 4
PAYMENTS

(1) (a) *Payment of Principal.* Payment of principal in respect of the Notes shall be made, subject to paragraph (2), to the Clearing System or to its order for credit to the accounts of the relevant accountholders of the Clearing System outside of the United States.

(b) *Payment of Interest.* Payment of interest on the Notes shall be made, subject to paragraph (2), to the Clearing System or to its order for credit to the relevant accountholders of the Clearing System.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen auf die Schuldverschreibungen zu leistende Zahlungen in der frei handelbaren und konvertierbaren Währung, die am entsprechenden Fälligkeitstag die Währung des Staates der festgelegten Währung ist.

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made the freely negotiable and convertible currency which on the respective due date is the currency of the country of the Specified Currency.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes (1) dieses § 4 bezeichnet **Vereinigte Staaten** die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des **District of Columbia**) sowie deren Territorien (einschließlich Puerto Rico, U.S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(3) *United States.* For purposes of paragraph (1) of this § 4, **United States** means the United States of America (including the States thereof and the **District of Columbia**) and its possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in Bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag (wie nachstehend definiert) ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet **Zahltag** einen Tag (außer einem Samstag oder Sonntag), an dem (i) Geschäftsbanken und Devisenmärkte Zahlungen am jeweiligen Ort der Vorlage (sofern es einen solchen gibt) abwickeln und für den allgemeinen Geschäftsverkehr (einschließlich des Handels in Devisen und Fremdwährungseinlagen) geöffnet sind, (ii) das Clearing System geöffnet ist und (iii) Geschäftsbanken und Devisenmärkte in London und Frankfurt am Main Zahlungen abwickeln und für den allgemeinen Geschäftsverkehr (einschließlich des Handels in Devisen und Fremdwährungseinlagen) geöffnet sind und das Trans-European Automated Real-Time Gross Settlement Express Transfer (**TARGET**) System geöffnet ist.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day (as defined below) then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, **Payment Business Day** means a day (other than a Saturday or a Sunday) on which (i) commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the relevant place of presentation (if any), (ii) the Clearing System is open, and (iii) commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and Frankfurt am Main and the Trans-European Automated Real-Time Gross Settlement Express Transfer (**TARGET**) System is open.

(6) *Bezugnahmen auf Kapital und Zinsen.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen (wie in § 5 (1) angegeben); den vorzeitigen Rückzahlungsbetrag der Schuldverschreibungen (wie nachstehend angegeben); sowie jeden Aufschlag sowie sonstige auf oder in Bezug auf die

(6) *References to Principal and Interest.* References in these Terms and Conditions of the Notes to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes (as specified in § 5 (1)); the Early Redemption Amount of the Notes (as specified below); and any premium and any other amounts (other than interest) which may be payable under or in respect of the Notes. References in these

Schuldverschreibungen zahlbaren Beträge (außer Zinsen). Bezugnahmen in diesen Emissionsbedingungen auf Zinsen auf Schuldverschreibungen schließen, soweit anwendbar, sämtliche gemäß § 7 zahlbaren zusätzlichen Beträge (wie in § 7 definiert) ein.

Terms and Conditions of the Notes to interest in respect of the Notes shall be deemed to include, as applicable, any Additional Amounts (as defined in § 7) which may be payable under § 7.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem relevanten Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht im Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt und auf das Recht der Rücknahme verzichtet wird, erlöschen die Ansprüche der Gläubiger gegen die Emittentin.

(7) *Deposit of Principal and Interest.* The Issuer may deposit with the Local Court (*Amtsgericht*) in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the relevant due date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
RÜCKZAHLUNG

(1) *Rückzahlung bei Endfälligkeit.*

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 12. Juli 2008 (der **Fälligkeitstag**) zurückgezahlt. Der Rückzahlungsbetrag in Bezug auf jede Schuldverschreibung entspricht dem Nennwert jeder Schuldverschreibung.

(2) *Vorzeitige Rückzahlung aus steuerlichen Gründen.* Die Schuldverschreibungen können insgesamt und nicht teilweise, nach Wahl der Emittentin mit einer Kündigungsfrist von nicht weniger als 30 und nicht mehr als 60 Tagen gegenüber der Emissionsstelle und gemäß § 12 gegenüber den Gläubigern gekündigt (wobei diese Kündigung unwiderruflich ist) und jederzeit zurückgezahlt werden, falls die Emittentin bei der nächsten fälligen Zahlung auf die Schuldverschreibungen verpflichtet ist oder sein wird, zusätzliche Beträge gemäß § 7 zu zahlen, und zwar als Folge einer Änderung oder Ergänzung der Steuer- oder Abgabengesetze und -vorschriften in der Rechtsordnung des Gründungsstaats der Emittentin oder dessen politischen Untergliederungen oder Steuerbehörden oder als Folge einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze und Vorschriften (vorausgesetzt diese Änderung oder Ergänzung wird am oder nach dem Tag, an dem die erste Tranche dieser Serie von Schuldverschreibungen begeben wird, wirksam),

§ 5
REDEMPTION

(1) *Redemption at Maturity.*

Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on 12 July 2008 (the **Maturity Date**). The Final Redemption Amount in respect of each Note shall be its par value.

(2) *Early Redemption for Reasons of Taxation.* The Notes will be redeemed at the option of the Issuer in whole, but not in part, at any time on giving not less than 30 days' nor more than 60 days' prior notice of redemption to the Fiscal Agent and, in accordance with § 12, to the Holders (which notice shall be irrevocable), if on the occasion of the next payment due under the Notes, either the Issuer has or will become obliged to pay Additional Amounts pursuant to § 7 as a result of any change in, or amendment to, the laws or regulations of the Issuer's jurisdiction of incorporation or of any political subdivision or taxing authority thereof or therein, or as a result of any change in, or amendment to, an official interpretation or application of such laws or regulations, which amendment or change is effective on or after the date on which the first tranche of this series of Notes is issued,

wobei eine solche Kündigung nicht früher als 90 Tage vor dem frühest möglichen Termin erfolgen darf, an dem die Emittentin verpflichtet wäre, solche zusätzlichen Beträge in Bezug auf die Schuldverschreibungen zu zahlen, falls zu diesem Zeitpunkt eine Zahlung fällig wäre.

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts were a payment in respect of the Notes then due.

Vor Veröffentlichung einer solchen Kündigung wie in diesem § 5 (2) vorgesehen, wird die Emittentin der Emissionsstelle (A) eine durch zwei Mitglieder des Vorstands der Emittentin unterzeichnete Bestätigung liefern, die besagt, dass die Emittentin zu einer solchen Rückzahlung berechtigt ist, und die tatsächlichen Umstände darstellt, die aufzeigen, dass die oben aufgeführten Voraussetzungen einer Rückzahlung der Schuldverschreibungen durch die Emittentin vorliegen und (B) ein Rechtsgutachten von unabhängigen und angesehenen Rechtsberatern liefern, das besagt, dass die Emittentin verpflichtet ist bzw. verpflichtet sein wird, aufgrund einer solchen Änderung oder Ergänzung zusätzliche Beträge gemäß § 7 zu zahlen.

Prior to the publication of any notice of redemption pursuant to this § 5 (2), the Issuer shall deliver to the Fiscal Agent (A) a certificate signed by two members of the Managing Board of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem the Notes and set out above have occured and (B) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such Additional Amounts pursuant to § 7 as a result of such change or amendment.

Die gemäß diesem § 5 (2) gekündigten Schuldverschreibungen werden zu ihrem vorzeitigen Rückzahlungsbetrag zuzüglich etwaiger bis zu dem Rückzahlungstag (ausschließlich) aufgelaufener Zinsen zurückgezahlt.

Notes redeemed pursuant to this § 5 (2) will be redeemed at their Early Redemption Amount together with interest, if any, accrued to, but excluding, the date of redemption.

(3) *Vorzeitiger Rückzahlungsbetrag.*

(3) *Early Redemption Amount.*

Für die Zwecke von Absatz (2) dieses § 5 und § 9 entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag.

For purposes of paragraph (2) of this § 5 and § 9, the Early Redemption Amount of a Note shall be its Final Redemption Amount.

§ 6 DIE EMISSIONSSTELLE UND DIE ZAHLSTELLEN

§ 6 FISCAL AGENT AND PAYING AGENTS

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle und die anfänglich bestellten Zahlstellen und deren anfänglich bezeichneten Geschäftsstellen lauten wie folgt:

(1) *Appointment; specified offices.* The initial Fiscal Agent and the initial Paying Agents and their respective initial specified offices are:

Emissionsstelle:

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

Fiscal Agent:

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Zahlstellen:

Deutsche Bank Luxembourg S. A.
2 Boulevard Konrad Adenauer
L-2953 Luxemburg

Die Aufgaben der Emissionsstelle umfassen auch diejenigen einer Zahlstelle. Die Emissionsstelle und die Zahlstellen behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird jedoch jederzeit (i) eine Emissionsstelle unterhalten, (ii) eine Zahlstelle im Gründungsstaat der Emittentin unterhalten, (iii) eine Zahlstelle (die die Emissionsstelle sein kann) mit einer bezeichneten Geschäftsstelle in einer kontinentaleuropäischen Stadt außerhalb des Gründungsstaats der Emittentin unterhalten und (iv) solange die Schuldverschreibungen an der Luxemburger Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Luxemburg und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse oder ihrer jeweiligen Aufsichtsbehörde verlangen Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 12 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

Die Emittentin verpflichtet sich, (soweit dies möglich ist) die Emissionsstelle oder eine Zahlstelle in einem Mitgliedstaat der Europäischen Union zu unterhalten, welche nicht zur Vornahme von steuerlichen Einbehalten oder Abzügen nach Maßgabe der Richtlinie 2003/48/EG oder einer anderen Richtlinie (die **Richtlinie**) oder Rechtsnorm verpflichtet ist, die der Umsetzung der Schlussfolgerungen des Treffens des ECOFIN-Rates vom 26-27 November 2000 über die Besteuerung von Einkommen aus Geldanlagen dient, einer solchen Richtlinie entspricht oder zu deren Anpassung eingeführt wird.

Paying Agents:

Deutsche Bank Luxembourg S. A.
2 Boulevard Konrad Adenauer
L-2953 Luxembourg

The Fiscal Agent shall also fulfil the functions of a Paying Agent. The Fiscal Agent and the Paying Agents reserve the right at any time to change their respective specified offices to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent and to appoint another Fiscal Agent or additional or other Paying Agents. The Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Paying Agent with a specified office in the jurisdiction of incorporation of the Issuer, (iii) a Paying Agent (which may be the Fiscal Agent) with a specified office in a continental European city outside the jurisdiction of incorporation of the Issuer and (iv) so long as the Notes are listed on the Luxembourg Stock Exchange, a Paying Agent (which may be the Fiscal Agent) with a specified office in Luxembourg and/or in such other places as may be required by the rules of such stock exchange or its supervisory authority Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 12.

The Issuer undertakes, to the extent this is possible, to maintain the Fiscal Agent or a Paying Agent in a member state of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other directive (the **Directive**) implementing the conclusions of the ECOFIN Council meeting of 26.-27. November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstellen handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

(3) *Agents of the Issuer.* The Fiscal Agent and the Paying Agents act solely as agents of the Issuer and do not have any obligations towards or relationship of agency or trust to any Holder.

(4) *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Emissionsstelle für die Zwecke dieser Emissionsbedingungen gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern keine vorsätzliche Pflichtverletzung, kein böser Glaube und kein offensichtlicher Irrtum vorliegt) für die Emittentin, die Zahlstellen und die Gläubiger bindend, und, sofern keiner der vorstehend genannten Umstände vorliegt, haftet die Emissionsstelle nicht gegenüber der Emittentin oder den Gläubigern im Zusammenhang mit der Ausübung oder Nichtausübung ihrer Rechte und Pflichten und ihres Ermessens gemäß solchen Bestimmungen.

(4) *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of these Terms and Conditions of the Notes by the Fiscal Agent shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Paying Agents and the Holders and, in the absence of the aforesaid, no liability to the Issuer or the Holders shall attach to the Fiscal Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

§ 7
STEUERN

(1) *Gross up.* Alle Zahlungen von Kapital und Zinsen in Bezug auf die Schuldverschreibungen durch oder im Namen der Emittentin werden frei und ohne Einbehalt oder Abzug von gegenwärtigen oder zukünftigen Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben gleich welcher Art, gezahlt, die in der Rechtsordnung des Gründungsstaats der Emittentin oder durch eine Gebietskörperschaft oder eine zur Steuererhebung ermächtigte Behörde dieses Gründungsstaats auferlegt, erhoben, eingezogen, einbehalten, bemessen oder veranlagt werden, es sei denn, der Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall hat die Emittentin solche zusätzlichen Beträge (die **zusätzlichen Beträge**) zu zahlen, dass der Gläubiger die gleichen Beträge erhalten, die diese erhalten hätten, wenn kein solcher Einbehalt oder Abzug erforderlich gewesen wäre. Dies gilt mit der Ausnahme, dass derartige zusätzliche Beträge nicht in Bezug auf eine Schuldverschreibung geleistet werden, wenn

(a) diese zur Zahlung in Irland vorgelegt wird; oder

(b) diese zur Zahlung von einem Gläubiger oder in dessen Namen vorgelegt wird und Zahlungen an einen Gläubiger

§ 7
TAXATION

(1) *Gross up.* All payments of principal and interest in respect of the Notes by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the jurisdiction of incorporation of the Issuer or any political subdivision or any authority or agency thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts (the **Additional Amounts**) as will result in the receipt by the Holders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any Note:

(a) presented for payment in Ireland; or

(b) presented for payment by or on behalf of a Holder and in case of any payment to, or to a third party on behalf of,

oder einen Dritten für einen Gläubiger erfolgen, der zur Zahlung solcher Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben in Bezug auf die Schuldverschreibungen verpflichtet ist, und zwar aufgrund eines anderen, zwischen diesem und der Rechtsordnung des Gründungsstaats der Emittentin begründeten Sachverhalt, jedoch nicht aufgrund der bloßen Inhaberschaft dieser Schuldverschreibung; oder

a Holder which is liable to such taxes, duties, assessments or governmental charges in respect of such Note by reason of its having some connection with the jurisdiction of incorporation of the Issuer other than the mere holding of such Note; or

(c) aufgrund einer Gesetzesänderung, die mehr als 30 Tage nach dem Relevanten Termin (wie nachstehend definiert) oder dem Datum einer Bekanntmachung hierüber gemäß § 12 in Kraft tritt, je nachdem, welches der spätere Zeitpunkt ist; oder

(c) by reason of a change in law that becomes effective in more than 30 days after the Relevant Date (as defined below) and notice thereof is published in accordance with § 12, whichever occurs later; or

(d) diese von einer Zahlstelle von einer Zahlung einbehalten oder abgezogen wird, wenn diese Zahlung durch eine andere Zahlstelle ohne Einbehalt oder Abzug hätte geleistet werden können; oder

(d) which is deducted or withheld by a Paying Agent from a payment if the payment could have been made by another Paying Agent without such deduction or withholding; or

(e) diese nicht zahlbar wären, sofern die Schuldverschreibungen bei einem Kreditinstitut verwahrt und die Zahlungen von diesem vereinnahmt worden wären; oder

(e) which would not be payable if the Notes had been kept in safe custody with, and the payments had been collected by, a banking institution; or

(f) ein solcher Einbehalt oder ein solcher Abzug auf die Zahlung an eine natürliche Person vorgeschrieben ist und gemäß der Richtlinie des Europäischen Rats 2003/48/EC oder einer anderen Richtlinie zu erfolgen hat, die die Beschlüsse der Sitzung des ECOFIN-Rats vom 26 und 27 November 2000 umsetzt, oder gemäß einer sonstigen Rechtsnorm, die eine solche Richtlinie umsetzt, in Einklang mit dieser steht oder zur Einhaltung dieser Richtlinie eingeführt wurde; oder

(f) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26.-27. November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(g) diese durch einen Gläubiger oder in dessen Namen zur Zahlung vorgelegt werden, der einen solchen Einbehalt oder einen solchen Abzug hätte vermeiden können, indem er die betreffende Schuldverschreibung bei einer anderen Zahlstelle eines Mitgliedstaats der Europäischen Union eingereicht hätte; oder

(g) presented for payment by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a member state of the European Union; or

(h) diese mehr als 30 Tage nach dem Relevanten Termin zur Zahlung vorgelegt werden, es sei denn, der betreffende Gläubiger wäre zum Empfang dieser Beträge berechtigt gewesen, wenn er diese Schuldverschreibungen am letzten dieser 30 Tage vorgelegt hätte.

(h) presented for payment more than 30 days after the Relevant Date except to the extent that the relevant Holder would have been entitled to such Additional Amounts if it had presented such Note on the last day of such period of 30 days.

Relevanter Termin bezeichnet im Rahmen dieses Absatzes (1) in Bezug auf eine Zahlung den späteren von

For the purposes of this paragraph (1) only, **Relevant Date** means, in relation to any payment, whichever is the

den beiden folgenden Terminen; und zwar entweder (a) den Termin, an dem die fragliche Zahlung zum ersten Mal fällig wird, oder (b) den Termin, sofern der durch die Emissionsstelle zahlbare Gesamtbetrag noch nicht bei dieser in dem Hauptfinanzzentrum der Währung der Zahlung am oder vor einem solchen Termin eingegangen ist, an dem die Gläubiger gemäß § 12 über die Tatsache in Kenntnis gesetzt wurden, dass der vollständige Betrag bestimmungsgemäß eingegangen ist.

later of (i) the date on which the payment in question first becomes due and (ii) if the full amount payable has not been received in the Principal Financial Centre (as defined below) of the currency of payment by the Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Holders in accordance with § 12.

Hauptfinanzzentrum bezeichnet im Rahmen dieses Absatzes (1) in Bezug auf eine Währung das Hauptfinanzzentrum für diese Währung, wobei jedoch gilt, dass (i) in Bezug auf Euro es das Hauptfinanzzentrum eines Mitgliedstaats der Europäischen Gemeinschaften bezeichnet, das (im Falle einer Zahlung) vom Zahlungsempfänger oder (im Falle einer Berechnung) durch die Berechnungsstelle benannt wird, sowie (ii) in Bezug auf den Australischen Dollar es entweder Sydney oder Melbourne sowie in Bezug auf den Neuseeländischen Dollar entweder Wellington oder Auckland ist; wie jeweils vom Zahlungsempfänger (im Falle einer Zahlung) bzw. von der Berechnungsstelle (im Falle einer Berechnung) benannt.

For the purposes of this paragraph (1) only, **Principal Financial Centre** means, in relation to any currency, the principal financial centre for that currency provided, however, that (i) in relation to Euro, it means the principal financial centre of such member state of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and (ii) in relation to Australian Dollars, it means either Sydney or Melbourne and, in relation to New Zealand Dollars, it means either Wellington or Auckland; in each case as is selected (in the case of a payment) by a payee or (in the case of a calculation) by the Calculation Agent.

(2) *Steuerliche Gerichtsbarkeit*: Unterliegt die Emittentin zu irgendeinem Zeitpunkt einer anderen steuerlichen Gerichtsbarkeit als der der Rechtsordnung ihres Gründungsstaats, sind Verweise in diesen Emissionsbedingungen auf die Rechtsordnung des Gründungsstaats der Emittentin so zu verstehen, dass sie sich sowohl auf die Rechtsordnung des Gründungsstaats der Emittentin als auch auf die jeweilige andere steuerliche Gerichtsbarkeit beziehen.

(2) *Taxing jurisdiction*: If the Issuer becomes subject at any time to any taxing jurisdiction other than the Issuer's jurisdiction of incorporation, references in these Terms and Conditions of the Notes to the Issuer's jurisdiction of incorporation shall be construed as references to the Issuer's jurisdiction of incorporation and/or such other jurisdiction.

§ 8
VORLEGUNGSFRIST

Die in § 801 Abs. 1 S. 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre abgekürzt.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 (1) sentence 1 German Civil Code (*Bürgerliches Gesetzbuch*) is reduced to ten years for the Notes.

§ 9
KÜNDIGUNG

(1) *Kündigungsgründe.* Die nachfolgenden Ereignisse oder Umstände (jeweils ein **Kündigungsgrund**) stellen Gründe für die vorzeitige Fälligstellung der Schuldverschreibungen dar, nämlich:

§ 9
EVENTS OF DEFAULT

(1) *Events of Default.* The following events or circumstances (each an **Event of Default**) shall be acceleration events in relation to the Notes, namely:

(a) das Versäumnis der Zahlung eines Kapitalbetrags auf die Schuldverschreibungen oder auf eine von ihnen am Fälligkeitstermin der Zahlung oder der Zahlung eines Zinsbetrags auf die Schuldverschreibungen oder auf eine von ihnen innerhalb von 30 Tagen nach dem Fälligkeitstermin der Zahlung; oder

(a) default is made in the payment of any amount of principal in respect of the Notes or any of the Notes on the due date for payment thereof or in the payment of any amount of interest in respect of the Notes or any of the Notes within 30 days of the due date for payment thereof; or

(b) das Versäumnis der Emittentin, eine ihrer anderen Verpflichtungen aus dem oder in Bezug auf die Schuldverschreibungen oder aus dem Agency Agreement zu erfüllen oder zu beachten, wobei dieses Versäumnis oder diese Nichterfüllung ohne Abhilfe über 45 Tage andauert, nachdem der Emittentin bei der bezeichneten Geschäftsstelle der Emissionsstelle eine schriftliche Mitteilung mit der Aufforderung zur Abhilfe durch den Gläubiger einer solchen Schuldverschreibung zugegangen ist; oder

(b) the Issuer defaults in the performance of observance of any of its other obligations under or in respect of the Notes or the Agency Agreement and such default or failure remains unremedied for 45 days after written notice requiring such default to be remedied has been delivered to the Issuer at the Specified Office of the Fiscal Agent by the Holder of any such Note; or

(c) die Emittentin stellt ihre Zahlungen ein oder gibt ihre Zahlungsunfähigkeit bekannt; oder

(c) the Issuer suspends its payments or announces its insolvency; or

(d) ein Gericht eröffnet Konkurs- oder andere Insolvenzverfahren gegen die Emittentin, diese Verfahren werden eingeleitet und wurden nicht innerhalb von 60 Tagen aufgehoben oder eingestellt, oder die Emittentin beantragt solche Verfahren oder leitet sie ein oder bietet eine Vereinbarung zugunsten ihrer Gläubiger im Allgemeinen an oder führt eine solche durch; oder

(d) a court opens bankruptcy or other insolvency proceedings against the Issuer, such proceedings are instituted and have not been discharged or stayed within 60 days, or the Issuer applies for or institutes such proceedings or offers or makes an arrangement for the benefit of its creditors generally; or

(e) die Emittentin befindet sich in Liquidation, es sei denn, dies geschieht in Verbindung mit einer Fusion, einer Konsolidierung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft oder in Verbindung mit einer Umwandlung und diese andere oder neue Gesellschaft übernimmt alles Eigentum und alle Vermögenswerte der Emittentin sowie alle durch die Emittentin in Verbindung mit der Emission der Schuldverschreibungen eingegangenen Verpflichtungen.

(e) the Issuer goes into liquidation unless this is done in connection with a merger, consolidation, restructuring or other form of combination with another company or in connection with a transformation and such other or new company assumes all properly and assets of the Issuer and all obligations contracted by the Issuer in connection with the issue of the Notes.

(2) *Kündigung*. Falls ein Kündigungsgrund in Bezug auf die Schuldverschreibungen eintritt, kann jeder Inhaber einer Schuldverschreibung durch schriftliche Mitteilung an die Emittentin bei der bezeichneten Geschäftsstelle der Emissionsstelle, diese Schuldverschreibung und alle dann auf diese Schuldverschreibung aufgelaufenen Zinsen unverzüglich fällig und zahlbar stellen, woraufhin diese direkt zu ihrem Vorzeitigen Rückzahlungsbetrag fällig und zahlbar ist, ohne dass eine Vorlage, Aufforderung, ein Protest oder eine andere Mitteilung irgendeiner Art

(2) *Acceleration*. If any Event of Default shall occur in relation to the Notes, any Holder of a Note may, by written notice to the Issuer, at the specified office of the Fiscal Agent, declare that such Note and all interest then accrued on such Note shall be forthwith due and payable, whereupon the same shall become immediately due and payable at its Early Redemption Amount without presentment, demand, protest or other notice of any kind, all of which the Issuer will expressly waive, anything contained in such Notes to the contrary notwithstanding,

erforderlich ist, worauf die Emittentin insgesamt ausdrücklich verzichten wird, und zwar unbeschadet eines gegenteiligen Inhalts dieser Schuldverschreibungen, es sei denn, alle Kündigungsgründe in Bezug auf diese Schuldverschreibungen wurden vorher geheilt.

unless, prior thereto, all Events of Default in respect of the Notes shall have been cured.

§ 10
ERSETZUNG

(1) Die Emittentin oder eine ihrer Tochtergesellschaften (wie nachstehend definiert), Rechtsnachfolger, Bevollmächtigten oder die von Zeit zu Zeit tatsächlich bestehende Muttergesellschaft der Emittentin (sofern zutreffend) können ohne Zustimmung der Gläubiger die Haftung als Hauptschuldnerin in Bezug auf die Schuldverschreibungen übernehmen (der **Ersatzschuldner**), vorausgesetzt, dass:

(a) eine einseitige Erklärung oder ein anderes derartiges Dokument, das erforderlich ist, um den Schuldnerersatz wirksam werden zu lassen (die **Dokumente**), durch die Ersatzschuldnerin und die Emittentin unterzeichnet wird, dem gemäß die Ersatzschuldnerin sich zugunsten eines jeden Gläubigers als an diese Emissionsbedingungen der Schuldverschreibungen und die Bestimmungen des Agency Agreement im vollen Umfang gebunden erklärt, so als sei die Ersatzschuldnerin in den Schuldverschreibungen und im Agency Agreement als Hauptschuldnerin in Bezug auf die Schuldverschreibungen anstelle der Emittentin genannt;

(b) entweder (i) jede Rating-Agentur (wie nachstehend definiert) schriftlich bestätigt hat, dass der Schuldnerersatz der Emittentin durch die Ersatzschuldnerin nicht zu einer Herabstufung des zu diesem Zeitpunkt von den Rating-Agenturen den von der Emittentin begebenen Schuldverschreibungen zuerkannten Ratings führen würde; oder (und dies liegt im Ermessen der Emittentin) (ii) die Verpflichtungen der Ersatzschuldnerin hinsichtlich der von der Emittentin begebenen Schuldverschreibungen von der Emittentin, falls diese zum Zeitpunkt der Ersetzung die Muttergesellschaft derjenigen Unternehmen ist, zu denen die Emittentin gehört, oder von der jeweiligen Muttergesellschaft der Emittentin, falls diese zum Zeitpunkt der Ersetzung nicht die Muttergesellschaft derjenigen Unternehmen ist, zu denen die Emittentin gehört, garantiert werden (eine solche Garantie wird hierin als die **Ersatzgarantie** bezeichnet und der Garant wird hierin als der **Ersetzungsgarant** bezeichnet);

§ 10
SUBSTITUTION

(1) Each of the Issuer or any of its Subsidiaries (as defined below), successors or assigns or the parent company from time to time of the Issuer (if any) may, without the consent of the Holders, assume liability as the principal debtor in respect of the Notes (the **Substituted Debtor**), provided that:

(a) such documents (if any) shall be executed by the Substituted Debtor and the Issuer as may be necessary to give full effect to the substitution (the **Documents**) and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Holder to be bound by these Terms and Conditions of the Notes and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Notes and the Agency Agreement as the principal debtor in respect of the Notes in place of the Issuer;

(b) either (i) each of the Ratings Agencies (as defined below) has confirmed in writing that the substitution of the Issuer with the Substituted Debtor will not result in a downgrading of the then current rating by such Ratings Agencies of the Notes issued by the Issuer; or (at the discretion of the Issuer) (ii) the obligations of the Substituted Debtor in respect of the Notes issued by the Issuer are guaranteed, if (at the time of the relevant substitution) the Issuer is the parent company of the group of companies to which the Issuer belongs, by the Issuer or, if (at the time of the relevant substitution) the Issuer is not the parent company of the group of companies to which the Issuer belongs, by the parent company of the Issuer (such guarantee herein referred to as the **Substitution Guarantee** and such guarantor herein referred to as the **Substitution Guarantor**);

(c) unbeschadet der Allgemeingültigkeit von Unterabsatz (a) die Dokumente, wenn die Ersatzschuldnerin in einem anderen Gebiet als Irland gegründet wurde, niedergelassen oder für Steuerzwecke ansässig ist, eine Klausel und/oder andere Bestimmungen enthalten, die etwa erforderlich sind, um sicherzustellen, dass jeder Gläubiger den Nutzen aus einer Verpflichtungserklärung ziehen kann, die den Bestimmungen von § 7 entspricht, wobei, soweit zutreffend, zusätzlich zu den Bezugnahmen auf Irland Bezugnahmen auf das Gebiet, in dem die Ersatzschuldnerin gegründet wurde, niedergelassen und/oder für Steuerzwecke ansässig ist, aufgenommen werden;

(c) without prejudice to the generality of subparagraph (a), if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than Ireland the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Holder has the benefit of a covenant in terms corresponding to the provisions of § 7, with, where applicable, the addition to the references to Ireland Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

(d) die Dokumente eine Gewährleistung und Erklärung enthalten (i) dass die Ersatzschuldnerin alle notwendigen staatlichen und behördlichen Genehmigungen und Zustimmungen für diesen Schuldnerersatz eingeholt hat, (ii) dass die Ersatzschuldnerin alle notwendigen staatlichen und behördlichen Genehmigungen und Zustimmungen für die Erfüllung der Verpflichtungen der Ersatzschuldnerin aus den Dokumenten eingeholt hat und dass alle diese Genehmigungen und Zustimmungen gültig und wirksam sind und (iii) dass die durch die Ersatzschuldnerin übernommenen Verpflichtungen entsprechend ihren jeweiligen Bedingungen gültig und verbindlich und durch den Gläubiger durchsetzbar sind; und

(d) the Documents shall contain a warranty and representation (i) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (ii) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (iii) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each Holder; and

(e) (i) von Anwälten mit anerkanntem Ruf in Angelegenheiten des irischen Rechts, und (ii) falls die Ersatzschuldnerin in einem anderen Land als Irland gegründet, niedergelassen oder ansässig ist, von Anwälten mit anerkanntem Ruf im Land der Gründung der Ersatzschuldnerin, ein Rechtsgutachten an die Emissionsstelle (bei der Kopien erhältlich sind) geliefert wurde, dass, soweit zutreffend, bestätigt, dass nach dem erfolgten Schuldnerersatz (aa) die Anforderungen dieses § 10, mit Ausnahme der Bekanntmachung an die Gläubiger erfüllt wurden, und (bb) die Schuldverschreibungen rechtmäßige, gültige und verbindliche Verpflichtungen der Ersatzschuldnerin sind und die Ersatzgarantie, sofern zutreffend, rechtmäßige, gültige und verbindliche Verpflichtungen des Ersetzungsgaranten begründen, die gemäß ihren Bedingungen durchsetzbar sind.

(e) a legal opinion shall have been delivered to the Fiscal Agent (from whom copies will be available), (i) from lawyers of recognised standing as to matters of Irish law; and (ii) if the Substituted Debtor is incorporated, domiciled or resident in a country other than Ireland, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place (aa) the requirements of this § 10, save as to the giving of notice to the Holders have been met and (bb) the Notes are legal, valid and binding obligations of the Substituted Debtor and, if applicable, the Substitution Guarantee constitutes legal, valid and binding obligations of the Substitution Guarantor, enforceable in accordance with their terms.

Im Rahmen dieses Absatzes (1) bezeichnet der Begriff **Muttergesellschaft** in Bezug auf die Emittentin, (i) die Person, die die Angelegenheiten der Emittentin

For the purposes of this paragraph (1), the term **parent company** means, in relation to the Issuer, (i) the Person who controls or has the power to control the affairs and

kontrolliert oder die Möglichkeit hat, die Angelegenheiten der Emittentin zu kontrollieren, gleichgültig, ob dies durch den Besitz von Aktienkapital, Vertrag, die Möglichkeit zur Ernennung oder Ablösung von Mitgliedern der Unternehmensführung der Emittentin oder auf andere Art und Weise vermittelt wird oder (ii) die Person, mit deren Jahresabschlüssen die Jahresabschlüsse der Emittentin nach Maßgabe des anzuwendenden Rechts und der allgemein anerkannten Grundsätze ordnungsmäßiger Buchführung (*generally accepted accounting principles*) konsolidiert werden.

policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (ii) the Person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

Im Rahmen dieses Absatzes (1) bezeichnet der Begriff **Rating-Agenturen** jeweils Fitch Ratings Ltd., Moody's Investors Service und Standard & Poor's Ratings Services, a Division of the McGraw-Hill Company Inc. oder den jeweiligen Rechtsnachfolger.

For the purposes of this paragraph (1), the term **Ratings Agencies** means each of Fitch Ratings Ltd., Moody's Investors Service, and Standard & Poor's Ratings Services, a Division of the McGraw-Hill Company Inc. or any of their respective successors.

(2) Nach Ausfertigung der Dokumente und Lieferung der in Absatz (1) genannten Rechtsgutachten wird die Ersatzschuldnerin als in den Schuldverschreibungen als Hauptschuldnerin anstelle der Emittentin genannt angesehen, und die Schuldverschreibungen werden daraufhin als diesem Schuldnerersatz entsprechend geändert angesehen. Die Ausfertigung der Dokumente begründet im Falle des Einsatzes einer Ersatzschuldnerin als Hauptschuldnerin die Entlastung der Emittentin oder der früheren Ersatzschuldnerin von allen ihren Verpflichtungen als Hauptschuldnerin im Bezug auf die Schuldverschreibungen, wie vorstehend ausgeführt.

(2) Upon the execution of the Documents and the delivery of the legal opinions as referred to in paragraph (1) the Substituted Debtor shall be deemed to be named in the Notes as the principal debtor in place of the Issuer and the Notes shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of the Notes.

(3) Die Dokumente werden bei der Emissionsstelle hinterlegt und solange verwahrt, wie Schuldverschreibungen ausstehen und gegen die Ersatzschuldnerin und die Emittentin (oder die Muttergesellschaft der Emittentin) durch den Gläubiger erhobene Ansprüche in Bezug auf die Schuldverschreibungen oder die Dokumente noch nicht endgültig gerichtlich beigelegt, abgewickelt oder abgegolten sind Die Ersatzschuldnerin und die Emittentin (oder die Muttergesellschaft der Emittentin) erkennt in den Dokumenten das Recht eines jeden Gläubigers auf Vorlage der Dokumente zur Durchsetzung einer der Schuldverschreibungen oder Dokumente an.

(3) The Documents shall be deposited with and held by the Fiscal Agent for so long as any of the Notes remains outstanding and for so long as any claim made against the Substituted Debtor and the Issuer (or the parent company from time to time of the Issuer) by any Holder in relation to the Notes or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor and the Issuer (or the parent company from time to time of the Issuer) shall acknowledge in the Documents the right of every Holder to the production of the Documents for the enforcement of any of the Notes or the Documents.

(4) Spätestens 20 Tage nach Ausfertigung der Dokumente wird die Ersatzschuldnerin zusammen mit der Emittentin eine entsprechende Bekanntmachung an die Gläubiger gemäß § 12 richten.

(4) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the Holders in accordance with § 12.

(5) Jederzeit nach dem Schuldnerersatz gemäß Absatz (1) kann die Ersatzschuldnerin ohne Zustimmung der Gläubiger die Emittentin oder jede andere Tochtergesellschaft als Hauptschuldnerin in Bezug auf die Schuldverschreibungen einsetzen, um deren Verpflichtung in Bezug auf die Schuldverschreibungen zu übernehmen, wobei alle vorstehend in den Absätzen (1) bis (4) angeführten Bestimmungen entsprechend Anwendung finden und Bezugnahmen in diesem § 10 auf die Emittentin ohne Einschränkungen, soweit sich dies im Zusammenhang ergibt, als auf diese Ersatzschuldnerin bezogen oder sie umfassend zu verstehen sind.

(5) At any time after a substitution pursuant to paragraph (1), the Substituted Debtor may, without the consent of the Holders, substitute the Issuer or any other Subsidiary of the Issuer as the principal debtor in respect of the Notes to undertake its obligations in respect of the Notes provided that all the provisions specified in paragraphs (1) to (4) above shall apply *mutatis mutantis* and, without limitation, references in this § 10 to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

(6) Im Rahmen dieses § 10 bezeichnet

(6) For the purposes of this § 10,

(a) **Person** eine natürliche Person, ein Unternehmen, eine Kapitalgesellschaft, eine Gesellschaft, eine Personengesellschaft, ein Joint Venture, eine Vereinigung, eine Organisation, eine Regierung oder staatliche Behörde oder sonstige Rechtsträger, unabhängig davon, ob diese mit einer eigenen Rechtspersönlichkeit ausgestattet sind; und

(a) **Person** means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality.

(b) **Tochtergesellschaft** in Bezug auf eine Person (die **erste Person**) zu einem bestimmten Zeitpunkt eine andere Person (die **zweite Person**):

(b) **Subsidiary** means, in relation to any Person (the **first Person**) at any particular time, any other Person (the **second Person**):

(i) deren Geschäfte und (Geschäfts-)Politik die erste Person kontrolliert oder über die die erste Person das Recht zur Kontrolle hat, gleich ob auf Grund von Eigenkapital, vertraglicher Vereinbarungen, des Rechts zur Ernennung oder Abberufung von Mitgliedern im Leitungsorgan der zweiten Person oder auf sonstige Weise; oder

(i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(ii) deren Jahresabschlüsse in Übereinstimmung mit dem maßgeblichen Recht und den allgemein anerkannten Grundsätzen ordnungsmäßiger Buchführung (*generally accepted accounting principles*) mit denen der ersten Person konsolidiert wurden.

(ii) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person.

§ 11
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

§ 11
FURTHER ISSUES OF NOTES, PURCHASES AND CANCELLATION

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der

(1) *Further Issues of Notes.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms as the Notes in all respects (or in all respects except for the issue date, Interest

Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

Commencement Date and/or issue price) so as to form a single series with the Notes.

(2) *Ankauf.* Die Emittentin ist berechtigt, jederzeit Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Entwertung.* Sämtliche vollständig getilgten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ 12
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in den gesetzlich bestimmten Medien (soweit erforderlich) und zusätzlich in führenden Tageszeitungen mit allgemeiner Verbreitung in der Bundesrepublik Deutschland, voraussichtlich in der *Börsen-Zeitung* oder dem *Handelsblatt* zu veröffentlichen. Solange die Schuldverschreibungen an der Luxemburger Wertpapierbörse notiert sind und die Regeln dieser Wertpapierbörse dies verlangen, sind alle die Schuldverschreibungen betreffenden Mitteilungen in einer führenden Tageszeitung mit allgemeiner Verbreitung in Luxemburg (bei der es sich voraussichtlich um das d'Wort handeln wird) bekanntzumachen. Jede derartig erfolgte Mitteilung gilt mit dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen mit dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing System.* Solange die Globalurkunde insgesamt von dem Clearing System oder im Namen des Clearing Systems gehalten wird, und soweit die Veröffentlichung von Mitteilungen nach Absatz (1) rechtlich nicht mehr erforderlich ist, ist die Emittentin berechtigt, eine Veröffentlichung in den in Absatz (1) genannten Medien durch eine Mitteilung an das Clearing System zur Weiterleitung durch das Clearing System an die Gläubiger zu ersetzen. Jede derartige Mitteilung gilt am siebten Tag nach dem Tag der

§ 12
NOTICES

(1) *Publication.* All notices concerning the Notes shall be published such media as determined by law (if required and, additionally, in a leading daily newspaper having general circulation in the Federal Republic of Germany (which is expected to be the *Börsen-Zeitung* or the *Handelsblatt*. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, all notices concerning the Notes shall be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the d'Wort). Any notice so given will be deemed to have been validly given on the date of such publication (or, if published more than once, on the date of the first such publication).

(2) *Notification to Clearing System.* So long as the Global Note is held in its entirety by or on behalf of the Clearing System and, if the publication of notices pursuant to paragraph (1) is no longer required by law, the Issuer may, in lieu of publication in the media set forth in paragraph (1) above, deliver the relevant notice to the Clearing System, for communication by the Clearing System to the Holders Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which said notice was given to the Clearing System.

Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

(3) *Form der von Gläubigern zu machenden Mitteilungen.* Mitteilungen, die von einem Gläubiger gemacht werden, müssen schriftlich erfolgen. Solange die Schuldverschreibungen durch eine Globalurkunde verbrieft sind, kann eine solche Mitteilung über das Clearing System an die Emissionsstelle in der von der Emissionsstelle und das Clearing System dafür vorgesehenen Weise erfolgen.

(3) *Form of Notice to be given by any Holder.* Notices to be given by any Holder shall be made by means of a written declaration. So long as the Notes are represented by a Global Note, such notice may be given to the Fiscal Agent through the Clearing System in such manner as the Fiscal Agent and the Clearing System may approve for such purpose.

§ 13
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND, GERICHTLICHE GELTENDMACHUNG UND ZUSTELLUNGSBEVOLLMÄCHTIGTE

§ 13
APPLICABLE LAW, PLACE OF PERFORMANCE, SUBMISSION TO JURISDICTION, ENFORCEMENT AND SERVICE OF PROCESS AGENT

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht und sollen ausschließlich nach deutschem Recht ausgelegt werden.

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by, and shall be construed exclusively in accordance with, German law.

(2) *Erfüllungsort.* Erfüllungsort ist Frankfurt am Main.

(2) *Place of Performance.* Place of performance shall be Frankfurt am Main.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren (**Rechtsstreitigkeiten**) ist das Landgericht Frankfurt am Main. Die Zuständigkeit des Landgerichts Frankfurt am Main ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlich-rechtlichen Sondervermögen oder von Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Frankfurt am Main shall have non-exclusive jurisdiction for any action or other legal proceedings (**Proceedings**) arising out of or in connection with the Notes. The jurisdiction of the District Court (*Landgericht*) in Frankfurt am Main shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal entities under public law (*juristische Personen des öffentlichen Rechts*), special assets under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*). The German courts shall have exclusive jurisdiction over lost or destroyed Notes.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen, die über ein Clearing System gehalten werden, ist berechtigt, in jeder Rechtsstreitigkeit gegen die Emittentin oder in jeder Rechtsstreitigkeit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder

(4) *Enforcement.* Any Holder of Notes held through a Clearing System may in any Proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in its own name its rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the

geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) die Gesamtzahl der Stücke bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält, und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre, oder (iii) auf jede andere Weise, die im Lande der Geltendmachung zur Beweiserhebung prozessual zulässig ist. Für die Zwecke des Vorstehenden bezeichnet **Depotbank** jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems.

full name and address of the Holder, (b) specifying the aggregate amount of units of the Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Global Note certified as being a true copy by a duly authorised officer of the Clearing System or a depositary of the Clearing System, without the need for production in such Proceedings of the actual records or the Global Note representing the Notes or (iii) any other means of proof permitted in legal proceedings in the country of enforcement. For purposes of the foregoing, **Custodian** means any bank or other financial institution of recognised standing authorised to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System.

(5) *Ernennung von Zustellungsbevollmächtigten.* Im Zusammenhang mit etwaigen Rechtsstreitigkeiten vor deutschen Gerichten bestellt die Emittentin die DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Deutschland zu ihrer Zustellungsbevollmächtigten in der Bundesrepublik Deutschland.

(5) *Appointment of Service of Process Agent.* In relation to any Proceedings before German courts, the Issuer appoints DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Germany, as its agent for service of process in the Federal Republic of Germany.

§ 14
SALVATORISCHE KLAUSEL

Sollte eine Bestimmung dieser Emissionsbedingungen ganz oder teilweise rechtsunwirksam sein oder werden, so bleiben die übrigen Bestimmungen wirksam. Anstelle der rechtsunwirksamen Bestimmung gilt eine wirksame Regelung, die den wirtschaftlichen Zwecken der rechtsunwirksamen Bestimmung soweit gesetzlich möglich Rechnung trägt.

§ 14
SEVERABILITY

Should any provision of these Terms and Conditions of the Notes be or become invalid in whole or in part, the other provisions shall remain in force. The invalid provision shall be deemed substituted by a valid provision which accomplishes as far as legally possible the economic purposes of the invalid provision.

§ 15
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.

§ 15
LANGUAGE

These Terms and Conditions of the Notes are written in the German language and provided with an English language translation. The German text shall be prevailing and binding. The English language translation is provided for convenience only.

6. Juli 2007
6 July 2007

ENDGÜLTIGE BEDINGUNGEN
FINAL TERMS

Bis zu 100.000 Stücke 4,40% Schuldverschreibungen fällig 9. August 2008
(die **Schuldverschreibungen**)

begeben aufgrund des

Up to 100,000 Units of 4.40 per cent. Notes due 9 August 2008
(the Notes)

issued pursuant to the

Euro 15,000,000,000
Debt Issuance Programme

von
of

DEPFA BANK plc
and
DEPFA Deutsche Pfandbriefbank AG

Gesamtzahl der emittierten Stücke: Bis zu 100.000 Stücke
Total number of units issued: Up to 100,000 Units

Ausgabepreis: Euro 1.000 pro Stück
Issue Price: Euro 1,000 per unit

Tag der Begebung: 9. August 2007
Issue Date: 9 August 2007

Serien-Nr.: 1142
Series No.: 1142

Tranchen-Nr.: 1
Tranche No.: 1

Common Code: 30997204	ISIN Code: DE000A0NZN52	Wertpapier Kennnummer: A0NZN5
Common Code: 30997204	*ISIN Code: DE000A0NZN52*	*German Security Code: A0NZN5*

TEIL A – VERTRAGLICHE BEDINGUNGEN
PART A – CONTRACTUAL TERMS

Diese Endgültigen Bedingungen enthalten Angaben zur Emission von Schuldverschreibungen unter dem Euro 15,000,000,000 Debt Issuance Programme der DEPFA BANK plc und der DEPFA Deutsche Pfandbriefbank AG (das **Programm**) und sind in Verbindung mit der jeweils geltenden Fassung des DIP-Prospekts vom 14. Mai 2007 (der **DIP-Prospekt**) über das Programm und mit den im DIP-Prospekt enthaltenen Emissionsbedingungen zu lesen. Der DIP-Prospekt stellt u.a. in Bezug auf Nichtdividendenwerte im Sinne von Artikel 22 Absatz 6 Nr. 4 der Verordnung (EG) Nr. 809/2004 vom 29. April 2004 den Basisprospekt der DEPFA BANK plc im Sinne der Richtlinie 2003/71/EG des Europäischen Parlaments und des Rates (die **Prospektrichtlinie**) dar. Für die Zwecke von Artikel 5.4 der Prospektrichtlinie enthalten diese Endgültigen Bedingungen die endgültigen Bedingungen der hierin beschriebenen Schuldverschreibungen. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls diese Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen endgültigen Bedingungen verwendet werden. Vollständige Informationen über die Emittentin und über das hinsichtlich der Schuldverschreibungen gemachte Angebot sind nur in der Zusammenschau dieser Endgültigen Bedingungen und des DIP-Prospekts erhältlich. Der DIP-Prospekt kann bei der DEPFA BANK plc, 1 Commons Street, Dublin 1, Irland und der DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Deutschland und unter http://www.depfa-pfandbriefbank.de/pf/de/1532.html eingesehen werden, und Kopien des DIP-Prospekts können kostenlos bei der DEPFA BANK plc, 1 Commons Street, Dublin 1, Irland bestellt werden.
*These Final Terms give details of an issue of Notes under the Euro 15,000,000,000 Debt Issuance Programme of DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG (the **Programme**) and are to be read in conjunction with the DIP prospectus dated 14 May 2007 (the **DIP Prospectus**) pertaining to the Programme, as the same may be supplemented from time to time and with the Terms and Conditions of the Instruments set forth in the DIP Prospectus. The DIP Prospectus constitutes inter alia in respect of non-equity securities within the meaning of Article 22 (6) No. 4 of the Commission Regulation (EC) no. 809/2004 of 29 April 2004 the base prospectus of DEPFA BANK plc for the purposes of the Directive 2003/71/EC of the European Parliament and of the Council (the **Prospectus Directive**). For the purposes of Article 5.4 of the Prospectus Directive these Final Terms contain the final terms of the Notes described herein. Capitalised terms used in these Final Terms but not otherwise defined herein shall have the meanings specified in the Terms and Conditions of the Instruments. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the DIP Prospectus. The DIP Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Germany and http://www.depfa-pfandbriefbank.de/pf/de/1532.html and copies of the DIP Prospectus may be obtained free of charge from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.*

Bezugnahmen in diesen Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.
All references in these Final Terms to numbered sections and paragraphs are to sections and paragraphs of the Terms and Conditions of the Notes.

Die für die Schuldverschreibungen geltenden Emissionsbedingungen (die **Bedingungen**) sowie eine englischsprachige Übersetzung sind diesen Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im DIP-Prospekt abgedruckten Emissionsbedingungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.
*The Terms and Conditions of the Notes applicable to the Notes (the **Conditions**) and the English language translation thereof are attached to these Final Terms and replace in full the Terms and Conditions of the Notes as set out in the DIP Prospectus and take precedence over any conflicting provisions in these Final Terms.*

Emittentin: ***Issuer:***	DEPFA BANK plc *DEPFA BANK plc*

Inhaberschuldverschreibungen/Inhaberpfandbriefe
Bearer Notes Bearer Pfandbriefe

■ Inhaberschuldverschreibungen
Bearer Notes

☐ Öffentliche Inhaberpfandbriefe
Public Sector Bearer Pfandbriefe

Form der Emissionsbedingungen
Form of Terms and Conditions of the Instruments

☐ Nicht konsolidierte Bedingungen
Long-Form Conditions

■ Konsolidierte Bedingungen
Integrated Conditions

WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN (§ 1)
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS (§ 1)

Währung und Stückelung
Currency and Denomination

Festgelegte Währung *Specified Currency*	Euro *Euro*
Gesamtzahl der emittierten Stücke *Aggregate Number of Units Issued*	Bis zu 100.000 *Up to 100,000*
Nennwert *Par Value*	Euro 1.000 *Euro 1,000*
Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen *Number of Notes to be issued in each Specified Denomination*	Nicht anwendbar *Not applicable*

Form
Form

■ **TEFRA C**
TEFRA C

■ Dauerglobalurkunde
Permanent Global Note

☐ Vorläufige Globalurkunde austauschbar gegen
Temporary Global Note exchangeable for

☐ Einzelurkunden
Definitive Notes

☐ Einzelurkunden und Sammelurkunden
Definitive Notes and Collective Notes

☐ **TEFRA D**
TEFRA D

Vorläufige Globalurkunde austauschbar gegen
Temporary Global Note exchangeable for

☐ Dauerglobalurkunde
Permanent Global Note

☐ Einzelurkunden
Definitive Notes

☐ Einzelurkunden und Sammelurkunden
Definitive Notes and Collective Notes

☐ **Weder TEFRA D noch TEFRA C**
Neither TEFRA D nor TEFRA C

☐ Dauerglobalurkunde
Permanent Global Note

☐ Voräufige Globalurkunde austauschbar gegen
Temporary Global Note exchangeable for

☐ Einzelurkunden
Definitive Notes

☐ Einzelurkunden und Sammelurkunden
Definitive Notes and Collective Notes

■ Format der Globalurkunde — CGN
Form of Global Note — *CGN*

☐ **Einzelurkunden [und Sammelurkunden]**
Definitive Notes [and Collective Notes]

☐ Zinsscheine [und Sammelzinsscheine]
Coupons [and Collective Interest Coupons]

☐ Talons
Talons

☐ Rückzahlungsscheine
Receipts

Definitionen
Certain Definitions

Clearing System

■ Clearstream Banking AG, Frankfurt am Main

■ Clearstream Banking, société anonyme, Luxembourg

■ Euroclear Bank S.A./N.V.

☐ Sonstige
Other

STATUS (§ 2)
STATUS (§ 2)

■ Nicht-nachrangig
Unsubordinated

☐ Nachrangig
Subordinated

ZINSEN (§ 3)
INTEREST (§ 3)

■ **Festverzinsliche (nichtstrukturierte) Schuldverschreibungen**
Fixed Rate (non-structured) Notes

Zinssatz *Rate of Interest*	*4,40 % per annum* 4.40 per cent. per annum
Verzinsungsbeginn *Interest Commencement Date*	9. August 2007 *9 August 2007*
Zinszahlungstag *Interest Payment Date*	9. August 2008 *9 August 2008*
Erster Zinszahlungstag	9. August 2008 (zur Klarstellung: Es gibt nur einen Zinszahlungstag)
First Interest Payment Date	*9 August 2008 (for the avoidance of doubt, there is only one Interest Payment Date)*

Anfängliche[r] [Bruchteilzinsbetrag] [Bruchteilzinsbeträge] (für [die] [jede] festgelegte Stückelung) *Initial Broken Amount[s] (per Specified Denomination)*	Nicht anwendbar *Not applicable*
Zinszahlungstag, der dem Fälligkeitstag vorangeht *Interest Payment Date preceding the Maturity Date*	Nicht anwendbar *Not applicable*
Abschließende[r] [Bruchteilzinsbetrag] [Bruchteilzinsbeträge] (für [die] [jede] festgelegte Stückelung) *Final Broken Amount[s] (per Specified Denomination)*	Nicht anwendbar *Not applicable*

☐ **Variabel verzinsliche (nichtstrukturierte) Schuldverschreibungen**
Floating Rate (non-structured) Notes

☐ **Strukturierte fest- oder variabel verzinsliche Schuldverschreibungen**
Structured Fixed or Floating Rate Notes

☐ **Nullkupon-Schuldverschreibungen**
Zero Coupon Notes

Zinslauf
Accrual of Interest

Emissionsrendite
Amortisation Yield

☐ **Indexgebundene Schuldverschreibungen**
Index Linked Notes

☐ **Aktiengebundene Schuldverschreibungen**
Equity Linked Notes

☐ **Rohstoffgebundene Schuldverschreibungen**
Commodity Linked Notes

☐ **Credit Linked Schuldverschreibungen**
Credit Linked Notes

☐ **Sonstige strukturierte Schuldverschreibungen**
Other Structured Notes

Zinstagequotient
Day Count Fraction

■	Actual/Actual (ICMA) Feststellungstermin *Determination Date*	Einer *One*
☐	Actual/Actual (ISDA) (Actual/365)	
☐	Actual/365 (Fixed)	
☐	Actual/360	
☐	30/360 or 360/360 or Bond Basis	
☐	30E/360 or Eurobond Basis	
☐	Sonstiges *Other*	

ZAHLUNGEN (§ 4)
PAYMENTS (§ 4)

Zahlungsweise
Manner of Payment

☐ Doppelwährungs-Schuldverschreibungen
Dual Currency Notes

Zahltag
Payment Business Day

Relevante Finanzzentren *Relevant Financial Centres*	TARGET, London und Frankfurt am Main *TARGET, London and Frankfurt am Main*

RÜCKZAHLUNG (§ 5)
REDEMPTION (§ 5)

Rückzahlung bei Endfälligkeit
Redemption at Maturity

■ **Schuldverschreibungen außer Raten-Schuldverschreibungen**
Notes with the exception of Instalment Notes

■	Fälligkeitstag *Maturity Date*	9. August 2008 *9 August 2008*
☐	Rückzahlungsmonat *Redemption Month*	

Rückzahlungsbetrag
Final Redemption Amount

■ Nennwert
Par value

☐ Rückzahlungsbetrag
Final Redemption Amount

☐ **Raten-Schuldverschreibungen**
Instalment Notes

Ratenzahlungstermin[e]
Instalment Date[s]

Rate[n]
Instalment Amount[s]

Vorzeitige Rückzahlung aus steuerlichen Gründen ***Early Redemption for Reasons of Taxation***	Ja *Yes*
Mindestkündigungsfrist *Minimum Notice Period*	30 *30*
Höchstkündigungsfrist *Maximum Notice Period*	60 *60*
Vorzeitige Rückzahlung nach Wahl der Emittentin ***Early Redemption at the Option of the Issuer***	Nein *No*

☐ Mindestrückzahlungsbetrag
Minimum Redemption Amount

☐ Erhöhter Rückzahlungsbetrag
Higher Redemption Amount

Wahlrückzahlungstag[e] (Call)
Call Redemption Date[s]

[Wahlrückzahlungsbetrag] [Wahlrückzahlungsbeträge] (Call)
Call Redemption Amount[s]

Mindestkündigungsfrist
Minimum Notice Period

Höchstkündigungsfrist
Maximum Notice Period

Mindestkündigungsfrist ([Deutsche] Emissionsstelle)
Minimum Notice Period ([German] Fiscal Agent)

Mindestfrist für Wahl-Rückzahlungstag (Call)
Minimum Period for Call Redemption Date

Höchstfrist für Wahl-Rückzahlungstag (Call)
Maximum Period for Call Redemption Date

Vorzeitige Rückzahlung nach Wahl des Gläubigers ***Early Redemption at the Option of a Holder***	Nein *No*
Automatische Vorzeitige Rückzahlung ***Automatic Early Redemption***	Nein *No*
Vorzeitiger Rückzahlungsbetrag ***Early Redemption Amount***	Anwendbar *Applicable*

■ **Schuldverschreibungen außer Nullkupon-Schuldverschreibungen**
Notes with the exception of Zero Coupon Notes

- ■ Rückzahlungsbetrag
  Final Redemption Amount

- ☐ Sonstiger Rückzahlungsbetrag
  Other Redemption Amount

☐ **Nullkupon-Schuldverschreibungen**
Zero Coupon Notes

Referenzpreis
Reference Price

Emissionsrendite
Amortisation Yield

☐ **Indexgebundene Schuldverschreibungen**
Index Linked Notes

☐ **Aktiengebundene Schuldverschreibungen**
Equity Linked Notes

☐ **Rohstoffgebundene Schuldverschreibungen**
Commodity Linked Notes

☐ **Credit Linked Schuldverschreibungen**
Credit Linked Notes

☐ **Sonstige strukturierte Schuldverschreibungen**
Other Structured Notes

DIE EMISSIONSSTELLE UND DIE ZAHLSTELLEN (§ 6)
FISCAL AGENT AND PAYING AGENTS (§ 6)

■ Emissionsstelle
Fiscal Agent

☐ Deutsche Emissionsstelle
German Fiscal Agent

■ Zusätzliche Zahlstelle und deren bezeichnete Geschäftsstelle

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
1115 Luxembourg
Luxembourg

Additional Paying Agent and its specified office

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
1115 Luxembourg
Luxembourg

☐ Berechnungsstelle und deren bezeichnete Geschäftsstelle
Calculation Agent and its specified office

Vorgeschriebener Ort für Berechnungsstelle
Required location of Calculation Agent

Mindestkündigungsfrist
Minimum Notice Period

Höchstkündigungsfrist
Maximum Notice Period

Börse, an der die Schuldverschreibungen notiert sind oder Land, in dem sich die Börse befindet

Die Zulassung der Schuldverschreibungen zum Handel im Freiverkehr der Frankfurter Wertpapierbörse wird am oder um den 9. August 2007 beantragt. Ferner wird die Zulassung der Schuldverschreibungen zur *Official List* der Luxemburger Wertpapierbörse und die Zulassung zum Handel im geregelten Markt der Luxemburger Wertpapierbörse zum 9. August 2007 beantragt.

Stock Exchange, on which the Notes are listed or country in which the Stock Exchange is located, as the case may be

Application will be made for admission to trading of the Notes on the unregulated market (Freiverkehr) of the Frankfurt Stock Exchange on or around 9 August 2007. Furthermore, application will be made to list the Notes on the Official List of the Luxembourg Stock Exchange and to admit the Notes to trading on the regulated market of the Luxembourg Stock Exchange on or around 9 August 2007.

MITTEILUNGEN (§ 12)
NOTICES (§ 12)

Ort und Medium der Bekanntmachung
Place and medium of publication

☐ elektronischer Bundesanzeiger
electronic Federal Gazette (elektr. Bundesanzeiger)

■ Luxemburg
Luxembourg

- ■ d'Wort oder Tagblatt
  d'Wort or Tagblatt

- ☐ Website der Luxemburger Wertpapierbörse
  Website of the Luxembourg Stock Exchange

■ Deutschland Börsen-Zeitung oder Handelsblatt
Germany Börsen-Zeitung or Handelsblatt

☐ Clearing System (ausschließlich)
Clearing System (only)

☐ Sonstige
Other

SPRACHE DER BEDINGUNGEN (§ 15)
LANGUAGE OF THE CONDITIONS (§ 15)

☐ ausschließlich Deutsch
German only

☐ ausschließlich Englisch
English only

■ Deutsch und Englisch (deutscher Text maßgeblich)
German and English (German language binding)

☐ Deutsch und Englisch (englischer Text maßgeblich)
German and English (English language binding)

ANDERE ENDGÜLTIGE BEDINGUNGEN
OTHER FINAL TERMS

☐ Andere Bedingungen *Other Final Terms*	Nicht anwendbar *Not applicable*

TEIL B – ZUSÄTZLICHE INFORMATIONEN
PART B – OTHER INFORMATION

■ **Notifizierung**
Notification

Die Emittentin hat bei der *Commission de Surveillance du Secteur Financier* beantragt, der Bundesanstalt für Finanzdienstleistungsaufsicht der Bundesrepublik Deutschland eine Bescheinigung über die Billigung des DIP-Prospekts, aus der hervorgeht, dass der DIP-Prospekt gemäß der Prospektrichtlinie erstellt wurde, zu übermitteln.
The Issuer has applied to the Commission de Surveillance du Secteur Financier to provide the Bundesanstalt für Finanzdienstleistungsaufsicht of the Federal Republic of Germany with a certificate of approval relating to the DIP Prospectus and attesting that the DIP Prospectus has been drawn up in accordance with the Prospectus Directive.

Börsenzulassung und Zulassungen zum Handel
Listing and Admissions to Trading

☐ **Börsenzulassung** / ***Listing*** — Ja / *Yes*

- ■ Luxembourg
- ☐ Frankfurt am Main
- ☐ Düsseldorf
- ☐ SWX Swiss Exchange Zürich
- ☐ Sonstige / *Other*

■ **Zulassungen zum Handel** — Die Zulassung der Schuldverschreibungen zum Handel im Freiverkehr der Frankfurter Wertpapierbörse wird am oder um den 9. August 2007 beantragt. Ferner wird die Zulassung der Schuldverschreibungen zur *Official List* der Luxemburger Wertpapierbörse und die Zulassung zum Handel im geregelten Markt der Luxemburger Wertpapierbörse zum 9. August 2007 beantragt.

Admissions to Trading — *Application will be made for admission to trading of the Notes on the unregulated market (Freiverkehr) of the Frankfurt Stock Exchange on or around 9 August 2007. Furthermore, application will be made to list the Notes on the Official List of the Luxembourg Stock Exchange and to admit the Notes to trading on the regulated market of the Luxembourg Stock Exchange on or around 9 August 2007.*

Geschätzte Gesamtkosten der Zulassung zum Handel *Estimate of Total Expenses Relating to Admission to Trading*	Nicht anwendbar *Not applicable*

EZB-Fähigkeit der Schuldverschreibungen
Eurosystem Eligibility of the Notes

Die Schuldverschreibungen sollen in EZB-fähiger Weise gehalten werden.	Ja
The Notes are intended to be held in a manner which will allow Eurosystem eligibility.	*Yes*

Bedingungen und Konditionen des Angebots
Terms and Conditions of the Offer

■	Öffentliches Angebot	Das öffentliche Angebot beginnt am 9. Juli 2007 (einschließlich) und dauert an bis zum 3. August 2007 (einschließlich), vorbehaltlich einer Verkürzung oder Verlängerung des Zeitraumes für das öffentliche Angebot im alleinigen Ermessen der Emittentin.
	Offer to the Public	*The offer to the public commences on 9 July 2007 (including) and will continue until 3 August 2007 (including), subject to early termination or extension of the offer period within the sole discretion of the Issuer.*
☐	Nicht-öffentliches Angebot *Non-Public Offer*	

Gründe für das Angebot
Reasons for the Offer

Gründe für das Angebot *Reasons for the Offer*	Allgemeine Finanzierungszwecke *General funding purposes*

Bedingungen, Angebotsstatistiken, erwarteter Zeitplan und erforderliche Maßnahmen für die Antragstellung
Conditions, Offer Statistics, Expected Timetable and Action Required to Apply for the Offer

Bedingungen, denen das Angebot unterliegt *Conditions, to which the offer is subject*	Nicht anwendbar *Not applicable*

Gesamtsumme des Angebots, wobei zwischen den zum Verkauf und den zur Zeichnung angebotenen Schuldverschreibungen zu unterscheiden ist. Ist der Betrag nicht festgelegt, Beschreibung der Vereinbarungen und des Zeitpunkts für die Ankündigung des endgültigen Angebotsbetrags an das Publikum	Die Gesamtzahl der emittierten Stücke ist auf ein Maximum von 100.000 Stück begrenzt und wird am Ende des öffentlichen Angebotes festgelegt und dem Publikum mitgeteilt.
Total amount of the offer; if the amount is not fixed, description of the arrangements and time for announcing to the public the definitive amount of the offer	*The total number of units to be issued is limited to a maximum of 100,000 units and will be fixed, and announced to the public, at the end of the public offer.*
Beschreibung des Antragsverfahrens	Nicht anwendbar
Description of the application process	*Not applicable*
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner	Nicht anwendbar
Description of the possibility to reduce subscriptions and the manner for refunding excess amounts paid by applicants	*Not applicable*
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)	Die Mindestanzahl für die Zeichnung beträgt 1 Stück. Es besteht kein Höchstbetrag für die einzelne Zeichnung, jedoch ist jedwede Zeichnung durch die vorgenannte Gesamtsumme des Angebotes begrenzt.
Details of the minimum and/or maximum amount of application (whether in number of Notes or aggregate amount to invest)	*The minimum amount for subscription is 1 unit. There is no maximum amount for each subscription, however, any subscription is subject to the afore-mentioned total amount of the offer.*
Methode und Fristen für die Bedienung der Schuldverschreibungen und ihre Lieferung	Lieferung gegen Zahlung
Method and time limits for paying up the Notes and for their delivery	*Delivery against payment*
Beschreibung des Termins, an dem das Ergebnis des öffentlichen Angebots offengelegt wird, und Art und Weise, in der dies geschehen wird	Nach dem Ende des öffentlichen Angebotes am 3. August 2007 durch Mitteilung an das Publikum, welche voraussichtlich in der Börsen-Zeitung oder dem Handelsblatt erfolgen wird.
Description of the date, on which the result of the offer will be made public, and the manner, in which this will take place	*At the end of the public offer on 3 August 2007 through an announcement to the public which is expected to occur in the Börsen-Zeitung or the Handelsblatt.*

Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Übertragbarkeit der Zeichnungsrechte und die Behandlung von nicht ausgeübten Zeichnungsrechten	Nicht anwendbar
The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised	*Not applicable*

Plan für die Aufteilung der Schuldverschreibungen und deren Zuteilung
Plan of Distribution of the Notes and Their Allotment

Angabe der verschiedenen Kategorien der potenziellen Investoren. denen die Schuldverschreibungen angeboten werden. Erfolgt das Angebot gleichzeitig auf den Märkten in zwei oder mehreren Ländern und wurde/wird eine bestimmte Tranche einigen dieser Märkte vorbehalten, Angabe dieser Tranche.	Institutionelle und private Investoren
The various categories of potential investors to which the securities are offered. If the offer is being made simultaneously in the markets of two or more countries and if a Tranche has been or is being reserved for certain of these, indicate any such Tranche.	*Institutional and private investors*
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist.	Nicht anwendbar
Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made.	*Not applicable*

Kursfestsetzung
Pricing

Angabe des Kurses, zu dem die Schuldverschreibungen angeboten werden, oder der Methode, mittels derer der Angebotskurs festgelegt wird, und des Verfahrens für die Offenlegung. Angabe der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.	EUR 1.000 pro Stück
An indication of the expected price at which the Notes will be offered or the method of determining the price and the process for its disclosure. Indicate the amount of any expenses and taxes specifically charged to the subscriber or purchaser.	*EUR 1,000 per unit*

Platzierung und Emission
Placing and Underwriting

Namen und Anschrift des Koordinators des gesamten Angebots oder einzelner Teile des Angebots und – sofern der Emittentin oder Anbietenden bekannt – Angaben zu den Platzierern in den einzelnen Ländern des Angebots.	Koordinator: Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf UK-London E14 5LB Platzierer in Deutschland: Citibank Privatkunden AG & Co. KGaA Kasernenstraße 10 40213 Düsseldorf Deutschland
Name and address of the co-ordinator of the global offer and of single parts of the offer of the Notes and, to the extent known to the Issuer or to the offeror, of the placers in the various countries where the offer takes place.	*Co-ordinator:* *Citigroup Global Markets Limited* *Citigroup Centre* *Canada Square* *Canary Wharf* *UK-London E14 5LB* *Placement in Germany through:* *Citibank Privatkunden AG & Co. KGaA* *Kasernenstraße 10* *40213 Düsseldorf* *Germany*

Interessen von Seiten natürlicher oder juristischer Personen, die an der Emission bzw. dem Angebot beteiligt sind
Interests of Natural and Legal Persons Involved in the Issue or the Offering

Mit Ausnahme der an den Manager zu zahlenden Gebühren haben die an der Emission bzw. dem Angebot der Schuldverschreibungen beteiligten Personen – soweit die Emittentin hiervon Kenntnis hat – kein materielles Interesse an der Emission bzw. dem Angebot.
Save for the fees payable to the Manager, so far as the Issuer is aware, no person involved in the issue or offering of the Notes has an interest material to the issue or the offering.

☐ Andere Interessen
Other interests

Vertriebsmethode
Method of Distribution

■ Nicht syndiziert
Non-syndicated

☐ Syndiziert
Syndicated

Datum des Übernahmevertrags
Date of Subscription Agreement

Einzelheiten bezüglich des Managers bzw. des Bankenkonsortiums
Details with regard to the Manager or the Management Group

■	Manager *Manager*	Citigroup Global Markets Limited *Citigroup Global Markets Limited*
☐	Bindende Zusage *Firm commitment*	
■	Ohne bindende Zusage *Without firm commitment*	
☐	Bankenkonsortium *Management Group*	
☐	Bindende Zusage *Firm commitment*	
☐	Ohne bindende Zusage *Without firm commitment*	
☐	Kursstabilisierender Manager *Stabilising Manager*	

Sekundärhandel
Secondary Trading

■	verbindliche Zusage, als Intermediär tätig zu sein *binding commitment to act as intermediary*	Citigroup Global Markets Limited wird als Intermediär im Sekundärmarkt fungieren und wird unter normalen Marktverhältnissen tägliche Kaufs- und Verkaufspreise im Sekundärmarkt zur Verfügung stellen. *Citigroup Global Markets Limited will act as intermediary in the secondary market and will provide daily bid/offer prices in the secondary market under normal market conditions.*
☐	unverbindliche Zusage, als Intermediär tätig zu sein *non-binding commitment to act as intermediary*	
☐	keine Zusage des Managers, als Intermediär tätig zu sein *no commitment of the Manager to act as intermediary*	

Provisionen
Commissions

☐	Management- und Übernahmeprovision *Management and underwriting commission*	

☐ Verkaufsprovision
Selling concession

☐ Andere
Other

Gesamtprovision
Total commission and concession

Geschätzter Nettoerlös und geschätzte Gesamtkosten
Estimated Net Proceeds and Estimated Total Expenses

Geschätzter Nettoerlös	Wird nach Ablauf des öffentlichen Angebotes auf der Grundlage der Gesamtzahl der emittierten Stücke und des Angebotspreises pro Stück ermittelt.
Estimated net proceeds	*Will be determined at the end of the subscription period based on the total number of units issued and the Issue Price per unit.*
Geschätzte Gesamtkosten *Estimated total expenses*	Nicht anwendbar *Not applicable*

Ratings

Die Schuldverschreibungen haben das folgende Rating:	Die Schuldverschreibungen werden kein eigenes Rating erhalten. Die Emittentin hat für nicht nachrangige langfristige Verbindlichkeiten das folgende Rating: Standard & Poor's: AA- Moody's: Aa3 Fitch Ratings: AA-
The Notes have been rated as follows:	*The Notes will not be separately rated. The Issuer's long-term senior debt has been rated as follows:* *Standard & Poor's: AA-* *Moody's: Aa3* *Fitch Ratings: AA-*

■ **Emissionsrendite**
Issue Yield

Erwartete Rendite (Die erwartete Rendite wird am Tag der Begebung und auf der Basis des Ausgabepreises berechnet. Daher wird keine Aussage über die zukünftig zu erwartende Rendite gemacht.)	4,40 %, berechnet nach der ICMA Methode, nach der die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen ermittelt wird.

Anticipated Yield (The anticipated yield is calculated at the Issue Date on the basis of the Issue Price. Therefore no statement can be made with regard to future yield.)	*4.40 per cent., calculated in accordance with the ICMA method, which determines the effective interest rate of notes by taking into account accrued interest on a daily basis*

☐ **Zinssätze in der Vergangenheitsbetrachtung**
Historic Interest Rates

☐ **Einzelheiten hinsichtlich der Entwicklung [des Index] [der Formel] [der Aktie] [des Korbs]; Erklärung darüber, wie die Entwicklung den Wert der Anlage beeinträchtigen kann; hiermit zusammenhängende Risiken und weitere Informationen, die sich auf [den Index] [die Formel] [die Aktie] [den Korb] beziehen**
Details Relating to the Performance of the [Index] [Formula] [Share] [Basket]; Explanation of How Performance Effects Value of Investment; Associated Risks and Other Information Concerning the [Index] [Formula] [Share] [Basket].

☐ **Einzelheiten hinsichtlich der Entwicklung [des] [der] Wechselkurse[s]; Erklärung darüber, wie die Entwicklung den Wert der Anlage beeinträchtigen kann; hiermit zusammenhängende Risiken**
Details Relating to the Performance of the Exchange Rate[s]; Explanation of How Performance Effects Value of Investment; Associated Risks

☐ **Zusätzliche Risikofaktoren**
Additional Risk Factors

☐ **Zusätzliche Steueroffenlegung**
Additonal Tax Disclosure

☐ **Zusätzliche Verkaufsbeschränkungen**
Additional Selling Restrictions

Wertpapierkennnummern
Security Identification Codes

■	Common code *Common Code*	30997204 *30997204*
■	ISIN Code *ISIN Code*	DE000A0NZN52 *DE000A0NZN52*
■	Wertpapierkennnummer (WKN) *German Security Code*	A0NZN5 *A0NZN5*
☐	Sonstige Wertpapiernummer *Any OtherSecurity Code*	

Börsenzulassungsantrag und Antrag auf Zulassung zum Handel:
Listing and Admission to Trading Application:

Diese Endgültigen Bedingungen enthalten die endgültigen Bedingungen, die für die Börsenzulassung und die Zulassung zum Handel der in diesen Endgültigen Bedingungen beschriebenen Emission von Schuldverschreibungen unter dem Programm (ab dem 9. August 2007) erforderlich sind.
These Final Terms comprise the final terms required to list and to have admitted to trading the issue of Notes described herein pursuant to the Programme (as from 9 August 2007).

Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen.
The Issuer accepts responsibility for the information contained in these Final Terms.

Im Namen der Emittentin unterzeichnet
Signed on behalf of the Issuer

Von: *By:*	Von: *By:*
Im Auftrag *Duly authorised*	Im Auftrag *Duly authorised*

BEDINGUNGEN
CONDITIONS

GERMAN LANGUAGE VERSION (DEUTSCHE FASSUNG DER BEDINGUNGEN)

Diese Serie von Inhaberschuldverschreibungen (die **Schuldverschreibungen**) wird gemäß einem abgeänderten und neu gefassten Issue and Paying Agency Agreement vom 14. Mai 2007 (in seiner jeweiligen abgeänderten, ergänzten bzw. neu gefassten Fassung das **Agency Agreement**) zwischen DEPFA BANK plc als Emittentin (in ihrer Funktion als Emittentin, die **Emittentin**), Deutsche Bank AG, London Branch, als Emissionsstelle (die **Emissionsstelle**, wobei dieser Begriff die nach dem Agency Agreement etwa nachfolgenden Emissionsstellen einschließt) und den anderen darin genannten Parteien begeben. Kopien des Agency Agreement können kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle, bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle (wie nachstehend angegeben) sowie bei der Hauptgeschäftsstelle der Emittentin bezogen werden.

§ 1

WÄHRUNG, ANZAHL DER STÜCKE, FORM, BESTIMMTE DEFINITIONEN

(1) *Währung, Stücke.* Diese Tranche der Schuldverschreibungen wird von der Emittentin in Euro (die **festgelegte Währung**) in einer Gesamtzahl von **bis zu 100.000** Stücken mit einem Nennwert von jeweils Euro 1.000 begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber.

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die **Dauerglobalurkunde** oder die **Globalurkunde**) ohne Zinsscheine verbrieft; der Zinszahlungsanspruch im Zusammenhang mit den Schuldverschreibungen ist durch die Dauerglobalurkunde mitverbrieft. Die Dauerglobalurkunde wird von zwei ordnungsgemäß bevollmächtigten Vertretern der Emittentin unterschrieben, wird von der Emissionsstelle oder in deren Namen mit einer eigenhändigen oder faksimilierten Kontrollunterschrift versehen. Die Dauerglobalurkunde

ENGLISH LANGUAGE VERSION

This series of bearer notes (the **Notes**) is issued pursuant to an amended and restated issue and paying agency agreement dated 14 May 2007 (such Agreement as amended, supplemented and/or restated from time to time, the **Agency Agreement**) between DEPFA BANK plc as issuer (in its capacity as issuer, the **Issuer**), Deutsche Bank AG, London Branch, as fiscal agent (the **Fiscal Agent**, which expression shall include any successor fiscal agent thereunder) and the other parties named therein. Copies of the Agency Agreement may be obtained free of charge at the specified office of the Fiscal Agent, at the specified office of any Paying Agent (as specified below) and at the principal office of the Issuer.

§ 1

CURRENCY, NUMBER OF UNITS, FORM, CERTAIN DEFINITIONS

(1) *Currency, Units.* This tranche of Notes is being issued by the Issuer in Euro (the **Specified Currency**) in a total number of units of up to 100,000, each with a par value of Euro 1,000.

(2) *Form.* The Notes are being issued in bearer form.

(3) *Permanent Global Note.* The Notes are represented by a permanent global note (the **Permanent Global Note** or the **Global Note**) without coupons; any claim for interest payments under the Notes is represented by the Permanent Global Note. The Permanent Global Note shall be signed manually by two authorised signatories of the Issuer, shall be authenticated manually or in facsimile by or on behalf of the Fiscal Agent The Permanent Global Note shall be issued in classical global note format and shall be kept in custody by the common depositary on behalf of both ICSDs (as defined below). Definitive Notes and interest

wird im classical *global note*-Format ausgegeben und von der gemeinsamen Verwahrstelle (*common depositary*) im Namen beider ICSDs (wie nachstehend definiert) verwahrt. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

coupons will not be issued.

(4) *Clearing System.* Die Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt bis sämtliche Verbindlichkeiten der Emittentin aus den Schuldverschreibungen erfüllt sind. **Clearing System** bezeichnet jeweils: Clearstream Banking, société anonyme, Luxembourg (**CBL**) und Euroclear Bank S. A./N. V. (zusammen mit CBL, die **internationalen Zentralverwahrer von Wertpapieren** (*international central securities depositaries*) oder **ICSDs**) und jeden Funktionsnachfolger.

(4) *Clearing System.* The Global Note will be kept in custody by or on behalf of a Clearing System until all obligations of the Issuer under the Notes have been satisfied. **Clearing System** means each of the following: Clearstream Banking, société anonyme, Luxembourg (**CBL**) and Euroclear Bank S. A./N. V. (together with CBL, the **International Central Securities Depositaries** or **ICSDs**) and any successor in such capacity.

(5) *Gläubiger von Schuldverschreibungen.* **Gläubiger** bezeichnet jeden Inhaber von Miteigentumsanteilen oder anderen Rechten an der Globalurkunde, die in Übereinstimmung mit den Bestimmungen des Clearing Systems auf einen neuen Gläubiger übertragen werden können.

(5) *Holder of Notes.* **Holder** means any holder of a proportionate co-ownership or other beneficial interest or right in the Global Note which may be transferred to a new Holder in accordance with the provisions of the Clearing System.

§ 2 STATUS

Die Schuldverschreibungen stellen direkte, unbedingte, nicht nachrangige und unbesicherte Verpflichtungen der Emittentin dar und sind jederzeit untereinander ohne Vorzug gleichberechtigt. Sie sind mindestens gleichrangig mit allen anderen gegenwärtigen und künftigen direkten, unbedingten, nicht nachrangigen und unbesicherten Verpflichtungen der Emittentin, mit Ausnahme solcher Verpflichtungen, denen durch bindende, allgemein anwendbare gesetzliche Vorschriften der Vorrang eingeräumt wird.

§ 2 STATUS

The Notes constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer which will at all times rank *pari passu* among themselves and at least *pari passu* with all other direct, unconditional, unsubordinated and unsecured obligations of the Issuer, present and future, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

§ 3 ZINSEN

(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden auf der Grundlage ihres jeweiligen Nennwertes verzinst, und zwar vom 9. August 2007 (der **Verzinsungsbeginn**) (einschließlich) bis zum Fälligkeitstag (wie in § 5 (1) definiert) (ausschließlich) mit 4,40 % per annum. Die Zinsen sind nachträglich am 9. August 2008 zahlbar (der **Zinszahlungstag**). Zur Klarstellung: Es wird nur ein Kupon ausgezahlt.

§ 3 INTEREST

(1) *Rate of Interest and Interest Payment Dates.* The Notes shall bear interest on their respective par value at the rate of 4.40 *per cent. per annum* from, and including, 9 August 2007 (the **Interest Commencement Date**) to, but excluding, the Maturity Date (as defined in § 5 (1)). Interest shall be payable in arrear on 9 August 2008 (the **Interest Payment Date**). For the avoidance of doubt, there will be only one coupon paid.

(2) *Zinslauf.* Der Zinslauf der Schuldverschreibungen endet mit Ablauf des Tages, der dem Tag vorangeht, an dem die Schuldverschreibungen zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, wird die ausstehende Zahl der Stücke auf ihren Nennwert vom Tag der Fälligkeit (einschließlich) bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen (ausschließlich) (die **Verzugszinsperiode**) in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen (der **Verzugszinssatz**) verzinst, es sei denn, der (gemäß diesem § 3 zu bestimmende) auf die Schuldverschreibungen zu zahlende Zinssatz ist höher als der Verzugszinssatz; in letzterem Fall bleibt der auf die Schuldverschreibungen zu zahlende Zinssatz während der Verzugszinsperiode anwendbar. Weitergehende Ansprüche der Gläubiger bleiben unberührt.

(3) *Berechnung des Zinsbetrags.* Falls der auf die Schuldverschreibungen zu zahlende Zinsbetrag für einen Zeitraum von weniger oder mehr als einem Jahr zu berechnen ist, erfolgt die Berechnung des Zinsbetrags, indem der auf die Schuldverschreibungen zu zahlende Zinssatz oder gegebenenfalls der Verzugszinssatz auf jedes Stück bzw. seinen Nennwert angewendet wird, diese Summe mit dem Zinstagequotienten (wie nachstehend definiert) multipliziert und das hieraus resultierende Ergebnis auf die nächste Untereinheit der festgelegten Währung gerundet wird, wobei eine halbe Untereinheit aufgerundet wird oder die Rundung ansonsten gemäß der anwendbaren Marktkonvention erfolgt.

(4) *Zinstagequotient.* **Zinstagequotient** bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum:

1. im Falle von Schuldverschreibungen, bei denen die Anzahl der Tage in der relevanten Periode ab dem letzten Zinszahlungstag (oder, wenn es keinen solchen gibt, ab dem Verzinsungsbeginn) (jeweils einschließlich desselben) bis zum relevanten Zahlungstag (ausschließlich desselben) (der **relevante Zeitraum**) kürzer ist als die Feststellungsperiode, in die das Ende des relevanten Zeitraums fällt, oder ihr entspricht, die Anzahl der Tage in dem betreffenden relevanten Zeitraum geteilt durch das Produkt, (1) der Anzahl der Tage in der Feststellungsperiode und (2) der Anzahl der Feststellungstermine (wie nachstehend angegeben) in einem Kalenderjahr; oder

(2) *Accrual of Interest.* The Notes shall cease to bear interest from the expiry of the day preceding the due date for redemption. If the Issuer fails to redeem the Notes when due, interest shall continue to accrue on the par value of the outstanding amount of units of the Notes from, and including, the due date for redemption to, but excluding, the date of actual redemption of the Notes (the **Default Rate of Interest Period**) at the default rate of interest established by law (the **Default Rate of Interest**), unless the rate of interest payable under the Notes (which shall be determined in accordance with this § 3) is higher than the Default Rate of Interest, in which event the rate of interest payable under the Notes shall continue to apply during the Default Rate of Interest Period. This does not affect any additional rights that might be available to the Holders.

(3) *Calculation of Amount of Interest.* If the amount of interest payable under the Notes is required to be calculated for a period of less or more than a full year, such amount of interest shall be calculated by applying the rate of interest or the Default Rate of Interest (as appropriate) to each unit and its par value, multiplying such sum by the applicable Day Count Fraction (as defined below), and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of such sub-unit being rounded upwards or otherwise in accordance with the applicable market convention.

(4) *Day Count Fraction.* **Day Count Fraction** means, in respect of the calculation of an amount of interest on any Note for any period of time:

1. in the case of Notes where the number of days in the relevant period from, and including, the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to, but excluding, the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified below) that would occur in one calendar year; or

2. im Falle von Schuldverschreibungen, bei denen der relevante Zeitraum länger ist als die Feststellungsperiode, in die das Ende des relevanten Zeitraums fällt, die Summe

der Anzahl der Tage in dem relevanten Zeitraum, die in die Feststellungsperiode fallen, in welcher der relevante Zeitraum beginnt, geteilt durch das Produkt (x) der Anzahl der Tage in der Feststellungsperiode und (y) der Anzahl der Feststellungstermine (wie nachstehend angegeben) in einem Kalenderjahr; und

der Anzahl der Tage in dem relevanten Zeitraum, die in die nächste Feststellungsperiode fallen, geteilt durch das Produkt (x) der Anzahl der Tage in dieser Feststellungsperiode und (y) der Anzahl der Feststellungstermine (wie nachstehend angegeben) in einem Kalenderjahr.

Feststellungsperiode ist der Zeitraum von einem Feststellungstermin (einschließlich) bis zum nächsten Feststellungstermin (ausschließlich): dies schließt dann, wenn der Verzinsungsbeginn kein Feststellungstermin ist, den Zeitraum ein, der an dem ersten Feststellungstermin vor dem Verzinsungsbeginn anfängt, und dann, wenn der letzte Zinszahlungstag kein Feststellungstermin ist, den Zeitraum ein, der an dem ersten Feststellungstag nach dem letzten Zinszahlungstag endet.

Die Anzahl der Feststellungstermine im Kalenderjahr (jeweils ein **Feststellungstermin**) beträgt eins.

(5) *Geschäftstag.* Sofern ein Zinszahlungstag ansonsten auf einen Tag fiele, der kein TARGET, Londoner und Frankfurter Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag auf den nächstfolgenden TARGET, Londoner und Frankfurter Geschäftstag verschoben, es sei denn, er würde dadurch in den nächsten Kalendermonat fallen: in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden TARGET, Londoner und Frankfurter Geschäftstag vorgezogen.

In diesem § 3 bezeichnet **TARGET, Londoner und Frankfurter Geschäftstag** einen Tag (außer einem Samstag oder Sonntag), an dem das Clearing System und das Trans-European Automated Real-Time Gross Settlement Express Transfer System (**TARGET** oder **TARGET System**) geöffnet sind und Geschäftsbanken (einschließlich dem Handel in Devisen und

2. in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified below) that would occur in one calendar year; and

the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified below) that would occur in one calendar year.

Determination Period means the period from, and including, a Determination Date to, but excluding, the next Determination Date (including, where the Interest Commencement Date is not a Determination Date, the period commencing on the first Determination Date prior to the Interest Commencement Date, and where the final Interest Payment Date is not a Determination Date, the first Determination Date falling after the final Determination Date, as the case may be.

The number of interest determination dates per calendar year (each a **Determination Date**) is one.

(5) *Business Day.* If any Interest Payment Date would otherwise fall on a day which is not a TARGET, London and Frankfurt Business Day (as defined below), such Interest Payment Date shall be: postponed to the next day which is a TARGET, London and Frankfurt Business Day unless it would thereby fall into the next calendar month, in which event the Interest Payment Date shall be the immediately preceding TARGET, London and Frankfurt Business Day.

In this § 3 **TARGET, London and Frankfurt Business Day** means a day (other than a Saturday or a Sunday) on which the Clearing System and the Trans-European Automated Real-Time Gross Settlement Express Transfer System (**TARGET** or **TARGET System**) are open and commercial banks are open for general business (including dealings in foreign exchange and foreign currency

Fremdwährungseinlagen) geöffnet sind und Zahlungen in London und Frankfurt am Main abwickeln.

deposits) and settle payment in London and Frankfurt am Main.

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen von Kapital.* Zahlungen von Kapital in Bezug auf die Schuldverschreibungen erfolgen nach Maßgabe von Absatz (2) an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems außerhalb der Vereinigten Staaten.

(b) *Zahlungen von Zinsen.* Die Zahlung von Zinsen auf die Schuldverschreibungen erfolgt nach Maßgabe von Absatz (2) an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen auf die Schuldverschreibungen zu leistende Zahlungen in der frei handelbaren und konvertierbaren Währung, die am entsprechenden Fälligkeitstag die Währung des Staates der festgelegten Währung ist.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes (1) dieses § 4 bezeichnet **Vereinigte Staaten** die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des **District of Columbia**) sowie deren Territorien (einschließlich Puerto Rico, U.S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in Bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag (wie nachstehend definiert) ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet **Zahltag** einen Tag (außer einem Samstag oder Sonntag), an dem (i) Geschäftsbanken und Devisenmärkte Zahlungen am jeweiligen Ort der Vorlage (sofern es einen solchen gibt) abwickeln und für den allgemeinen Geschäftsverkehr (einschließlich des Handels

§ 4
PAYMENTS

(1) (a) *Payment of Principal.* Payment of principal in respect of the Notes shall be made, subject to paragraph (2), to the Clearing System or to its order for credit to the accounts of the relevant accountholders of the Clearing System outside of the United States.

(b) *Payment of Interest.* Payment of interest on the Notes shall be made, subject to paragraph (2), to the Clearing System or to its order for credit to the relevant accountholders of the Clearing System.

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made the freely negotiable and convertible currency which on the respective due date is the currency of the country of the Specified Currency.

(3) *United States.* For purposes of paragraph (1) of this § 4, **United States** means the United States of America (including the States thereof and the **District of Columbia**) and its possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day (as defined below) then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, **Payment Business Day** means a day (other than a Saturday or a Sunday) on which (i) commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the relevant place of presentation (if any), (ii) the Clearing System is open, and

in Devisen und Fremdwährungseinlagen) geöffnet sind, (ii) das Clearing System geöffnet ist und (iii) Geschäftsbanken und Devisenmärkte in London und Frankfurt am Main Zahlungen abwickeln und für den allgemeinen Geschäftsverkehr (einschließlich des Handels in Devisen und Fremdwährungseinlagen) geöffnet sind und das Trans-European Automated Real-Time Gross Settlement Express Transfer (**TARGET**) System geöffnet ist.

(6) *Bezugnahmen auf Kapital und Zinsen.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen (wie in § 5 (1) angegeben); den vorzeitigen Rückzahlungsbetrag der Schuldverschreibungen (wie nachstehend angegeben); sowie jeden Aufschlag sowie sonstige auf oder in Bezug auf die Schuldverschreibungen zahlbaren Beträge (außer Zinsen). Bezugnahmen in diesen Emissionsbedingungen auf Zinsen auf Schuldverschreibungen schließen, soweit anwendbar, sämtliche gemäß § 7 zahlbaren zusätzlichen Beträge (wie in § 7 definiert) ein.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem relevanten Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht im Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt und auf das Recht der Rücknahme verzichtet wird, erlöschen die Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

(1) *Rückzahlung bei Endfälligkeit.*

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 9. August 2008 (der **Fälligkeitstag**) zurückgezahlt. Der Rückzahlungsbetrag in Bezug auf jede Schuldverschreibung entspricht dem Nennwert jeder Schuldverschreibung.

(2) *Vorzeitige Rückzahlung aus steuerlichen Gründen.* Die Schuldverschreibungen können insgesamt und nicht teilweise, nach Wahl der Emittentin mit einer

(iii) commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and Frankfurt am Main and the Trans-European Automated Real-Time Gross Settlement Express Transfer (**TARGET**) System is open.

(6) *References to Principal and Interest.* References in these Terms and Conditions of the Notes to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes (as specified in § 5 (1)); the Early Redemption Amount of the Notes (as specified below); and any premium and any other amounts (other than interest) which may be payable under or in respect of the Notes. References in these Terms and Conditions of the Notes to interest in respect of the Notes shall be deemed to include, as applicable, any Additional Amounts (as defined in § 7) which may be payable under § 7.

(7) *Deposit of Principal and Interest.* The Issuer may deposit with the Local Court (*Amtsgericht*) in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the relevant due date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

(1) *Redemption at Maturity.*

Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on 9 August 2008 (the **Maturity Date**). The Final Redemption Amount in respect of each Note shall be its par value.

(2) *Early Redemption for Reasons of Taxation.* The Notes will be redeemed at the option of the Issuer in whole, but not in part, at any time on giving not less than 30 days' nor

Kündigungsfrist von nicht weniger als 30 und nicht mehr als 60 Tagen gegenüber der Emissionsstelle und gemäß § 12 gegenüber den Gläubigern gekündigt (wobei diese Kündigung unwiderruflich ist) und jederzeit zurückgezahlt werden, falls die Emittentin bei der nächsten fälligen Zahlung auf die Schuldverschreibungen verpflichtet ist oder sein wird, zusätzliche Beträge gemäß § 7 zu zahlen, und zwar als Folge einer Änderung oder Ergänzung der Steuer- oder Abgabengesetze und -vorschriften in der Rechtsordnung des Gründungsstaats der Emittentin oder dessen politischen Untergliederungen oder Steuerbehörden oder als Folge einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze und Vorschriften (vorausgesetzt diese Änderung oder Ergänzung wird am oder nach dem Tag, an dem die erste Tranche dieser Serie von Schuldverschreibungen begeben wird, wirksam),

more than 60 days' prior notice of redemption to the Fiscal Agent and, in accordance with § 12, to the Holders (which notice shall be irrevocable), if on the occasion of the next payment due under the Notes, either the Issuer has or will become obliged to pay Additional Amounts pursuant to § 7 as a result of any change in, or amendment to, the laws or regulations of the Issuer's jurisdiction of incorporation or of any political subdivision or taxing authority thereof or therein, or as a result of any change in, or amendment to, an official interpretation or application of such laws or regulations, which amendment or change is effective on or after the date on which the first tranche of this series of Notes is issued,

wobei eine solche Kündigung nicht früher als 90 Tage vor dem frühest möglichen Termin erfolgen darf, an dem die Emittentin verpflichtet wäre, solche zusätzlichen Beträge in Bezug auf die Schuldverschreibungen zu zahlen, falls zu diesem Zeitpunkt eine Zahlung fällig wäre.

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts were a payment in respect of the Notes then due.

Vor Veröffentlichung einer solchen Kündigung wie in diesem § 5 (2) vorgesehen, wird die Emittentin der Emissionsstelle (A) eine durch zwei Mitglieder des Vorstands der Emittentin unterzeichnete Bestätigung liefern, die besagt, dass die Emittentin zu einer solchen Rückzahlung berechtigt ist, und die tatsächlichen Umstände darstellt, die aufzeigen, dass die oben aufgeführten Voraussetzungen einer Rückzahlung der Schuldverschreibungen durch die Emittentin vorliegen und (B) ein Rechtsgutachten von unabhängigen und angesehenen Rechtsberatern liefern, das besagt, dass die Emittentin verpflichtet ist bzw. verpflichtet sein wird, aufgrund einer solchen Änderung oder Ergänzung zusätzliche Beträge gemäß § 7 zu zahlen.

Prior to the publication of any notice of redemption pursuant to this § 5 (2), the Issuer shall deliver to the Fiscal Agent (A) a certificate signed by two members of the Managing Board of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem the Notes and set out above have occured and (B) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such Additional Amounts pursuant to § 7 as a result of such change or amendment.

Die gemäß diesem § 5 (2) gekündigten Schuldverschreibungen werden zu ihrem vorzeitigen Rückzahlungsbetrag zuzüglich etwaiger bis zu dem Rückzahlungstag (ausschließlich) aufgelaufener Zinsen zurückgezahlt.

Notes redeemed pursuant to this § 5 (2) will be redeemed at their Early Redemption Amount together with interest, if any, accrued to, but excluding, the date of redemption.

(3) *Vorzeitiger Rückzahlungsbetrag.*

(3) *Early Redemption Amount.*

Für die Zwecke von Absatz (2) dieses § 5 und § 9 entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag.

For purposes of paragraph (2) of this § 5 and § 9, the Early Redemption Amount of a Note shall be its Final Redemption Amount.

§ 6
DIE EMISSIONSSTELLE UND DIE ZAHLSTELLEN

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle und die anfänglich bestellten Zahlstellen und deren anfänglich bezeichneten Geschäftsstellen lauten wie folgt:

Emissionsstelle:

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
England

Zahlstellen:

Deutsche Bank Luxembourg S. A.
2 Boulevard Konrad Adenauer
L-2953 Luxemburg

Die Aufgaben der Emissionsstelle umfassen auch diejenigen einer Zahlstelle. Die Emissionsstelle und die Zahlstellen behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird jedoch jederzeit (i) eine Emissionsstelle unterhalten, (ii) eine Zahlstelle im Gründungsstaat der Emittentin unterhalten, (iii) eine Zahlstelle (die die Emissionsstelle sein kann) mit einer bezeichneten Geschäftsstelle in einer kontinentaleuropäischen Stadt außerhalb des Gründungsstaats der Emittentin unterhalten und (iv) solange die Schuldverschreibungen an der Luxemburger Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Luxemburg und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse oder ihrer jeweiligen Aufsichtsbehörde verlangen Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern

§ 6
FISCAL AGENT AND PAYING AGENTS

(1) *Appointment; specified offices.* The initial Fiscal Agent and the initial Paying Agents and their respective initial specified offices are:

Fiscal Agent:

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Paying Agents:

Deutsche Bank Luxembourg S. A.
2 Boulevard Konrad Adenauer
L-2953 Luxembourg

The Fiscal Agent shall also fulfil the functions of a Paying Agent. The Fiscal Agent and the Paying Agents reserve the right at any time to change their respective specified offices to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent and to appoint another Fiscal Agent or additional or other Paying Agents. The Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Paying Agent with a specified office in the jurisdiction of incorporation of the Issuer, (iii) a Paying Agent (which may be the Fiscal Agent) with a specified office in a continental European city outside the jurisdiction of incorporation of the Issuer and (iv) so long as the Notes are listed on the Luxembourg Stock Exchange, a Paying Agent (which may be the Fiscal Agent) with a specified office in Luxembourg and/or in such other places as may be required by the rules of such stock exchange or its supervisory authority Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 12.

die Gläubiger hierüber gemäß § 12 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

Die Emittentin verpflichtet sich, (soweit dies möglich ist) die Emissionsstelle oder eine Zahlstelle in einem Mitgliedstaat der Europäischen Union zu unterhalten, welche nicht zur Vornahme von steuerlichen Einbehalten oder Abzügen nach Maßgabe der Richtlinie 2003/48/EG oder einer anderen Richtlinie (die **Richtlinie**) oder Rechtsnorm verpflichtet ist, die der Umsetzung der Schlussfolgerungen des Treffens des ECOFIN-Rates vom 26-27 November 2000 über die Besteuerung von Einkommen aus Geldanlagen dient, einer solchen Richtlinie entspricht oder zu deren Anpassung eingeführt wird.

The Issuer undertakes, to the extent this is possible, to maintain the Fiscal Agent or a Paying Agent in a member state of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other directive (the **Directive**) implementing the conclusions of the ECOFIN Council meeting of 26.-27. November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstellen handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

(3) *Agents of the Issuer.* The Fiscal Agent and the Paying Agents act solely as agents of the Issuer and do not have any obligations towards or relationship of agency or trust to any Holder.

(4) *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Emissionsstelle für die Zwecke dieser Emissionsbedingungen gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern keine vorsätzliche Pflichtverletzung, kein böser Glaube und kein offensichtlicher Irrtum vorliegt) für die Emittentin, die Zahlstellen und die Gläubiger bindend, und, sofern keiner der vorstehend genannten Umstände vorliegt, haftet die Emissionsstelle nicht gegenüber der Emittentin oder den Gläubigern im Zusammenhang mit der Ausübung oder Nichtausübung ihrer Rechte und Pflichten und ihres Ermessens gemäß solchen Bestimmungen.

(4) *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of these Terms and Conditions of the Notes by the Fiscal Agent shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Paying Agents and the Holders and, in the absence of the aforesaid, no liability to the Issuer or the Holders shall attach to the Fiscal Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

§ 7 STEUERN

(1) *Gross up.* Alle Zahlungen von Kapital und Zinsen in Bezug auf die Schuldverschreibungen durch oder im Namen der Emittentin werden frei und ohne Einbehalt oder Abzug von gegenwärtigen oder zukünftigen Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben gleich welcher Art, gezahlt, die in der Rechtsordnung des Gründungsstaats der Emittentin oder durch eine Gebietskörperschaft oder eine zur Steuererhebung

§ 7 TAXATION

(1) *Gross up.* All payments of principal and interest in respect of the Notes by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the jurisdiction of incorporation of the Issuer or any political subdivision or any authority or agency thereof or therein

ermächtigte Behörde dieses Gründungsstaats auferlegt, erhoben, eingezogen, einbehalten, bemessen oder veranlagt werden, es sei denn, der Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall hat die Emittentin solche zusätzlichen Beträge (die **zusätzlichen Beträge**) zu zahlen, dass der Gläubiger die gleichen Beträge erhalten, die diese erhalten hätten, wenn kein solcher Einbehalt oder Abzug erforderlich gewesen wäre. Dies gilt mit der Ausnahme, dass derartige zusätzliche Beträge nicht in Bezug auf eine Schuldverschreibung geleistet werden, wenn

(a) diese zur Zahlung in Irland vorgelegt wird; oder

(b) diese zur Zahlung von einem Gläubiger oder in dessen Namen vorgelegt wird und Zahlungen an einen Gläubiger oder einen Dritten für einen Gläubiger erfolgen, der zur Zahlung solcher Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben in Bezug auf die Schuldverschreibungen verpflichtet ist, und zwar aufgrund eines anderen, zwischen diesem und der Rechtsordnung des Gründungsstaats der Emittentin begründeten Sachverhalt, jedoch nicht aufgrund der bloßen Inhaberschaft dieser Schuldverschreibung; oder

(c) aufgrund einer Gesetzesänderung, die mehr als 30 Tage nach dem Relevanten Termin (wie nachstehend definiert) oder dem Datum einer Bekanntmachung hierüber gemäß § 12 in Kraft tritt, je nachdem, welches der spätere Zeitpunkt ist; oder

(d) diese von einer Zahlstelle von einer Zahlung einbehalten oder abgezogen wird, wenn diese Zahlung durch eine andere Zahlstelle ohne Einbehalt oder Abzug hätte geleistet werden können; oder

(e) diese nicht zahlbar wären, sofern die Schuldverschreibungen bei einem Kreditinstitut verwahrt und die Zahlungen von diesem vereinnahmt worden wären; oder

(f) ein solcher Einbehalt oder ein solcher Abzug auf die Zahlung an eine natürliche Person vorgeschrieben ist und gemäß der Richtlinie des Europäischen Rats 2003/48/EC oder einer anderen Richtlinie zu erfolgen hat, die die Beschlüsse der Sitzung des ECOFIN-Rats vom 26 und 27 November 2000 umsetzt, oder gemäß einer sonstigen Rechtsnorm, die eine solche Richtlinie umsetzt, in Einklang mit dieser steht oder zur Einhaltung dieser Richtlinie eingeführt wurde; oder

having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts (the **Additional Amounts**) as will result in the receipt by the Holders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any Note:

(a) presented for payment in Ireland; or

(b) presented for payment by or on behalf of a Holder and in case of any payment to, or to a third party on behalf of, a Holder which is liable to such taxes, duties, assessments or governmental charges in respect of such Note by reason of its having some connection with the jurisdiction of incorporation of the Issuer other than the mere holding of such Note; or

(c) by reason of a change in law that becomes effective in more than 30 days after the Relevant Date (as defined below) and notice thereof is published in accordance with § 12, whichever occurs later; or

(d) which is deducted or withheld by a Paying Agent from a payment if the payment could have been made by another Paying Agent without such deduction or withholding; or

(e) which would not be payable if the Notes had been kept in safe custody with, and the payments had been collected by, a banking institution; or

(f) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26.-27. November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(g) diese durch einen Gläubiger oder in dessen Namen zur Zahlung vorgelegt werden, der einen solchen Einbehalt oder einen solchen Abzug hätte vermeiden können, indem er die betreffende Schuldverschreibung bei einer anderen Zahlstelle eines Mitgliedstaats der Europäischen Union eingereicht hätte; oder

(h) diese mehr als 30 Tage nach dem Relevanten Termin zur Zahlung vorgelegt werden, es sei denn, der betreffende Gläubiger wäre zum Empfang dieser Beträge berechtigt gewesen, wenn er diese Schuldverschreibungen am letzten dieser 30 Tage vorgelegt hätte.

Relevanter Termin bezeichnet im Rahmen dieses Absatzes (1) in Bezug auf eine Zahlung den späteren von den beiden folgenden Terminen; und zwar entweder (a) den Termin, an dem die fragliche Zahlung zum ersten Mal fällig wird, oder (b) den Termin, sofern der durch die Emissionsstelle zahlbare Gesamtbetrag noch nicht bei dieser in dem Hauptfinanzzentrum der Währung der Zahlung am oder vor einem solchen Termin eingegangen ist, an dem die Gläubiger gemäß § 12 über die Tatsache in Kenntnis gesetzt wurden, dass der vollständige Betrag bestimmungsgemäß eingegangen ist.

Hauptfinanzzentrum bezeichnet im Rahmen dieses Absatzes (1) in Bezug auf eine Währung das Hauptfinanzzentrum für diese Währung, wobei jedoch gilt, dass (i) in Bezug auf Euro es das Hauptfinanzzentrum eines Mitgliedstaats der Europäischen Gemeinschaften bezeichnet, das (im Falle einer Zahlung) vom Zahlungsempfänger oder (im Falle einer Berechnung) durch die Berechnungsstelle benannt wird, sowie (ii) in Bezug auf den Australischen Dollar es entweder Sydney oder Melbourne sowie in Bezug auf den Neuseeländischen Dollar entweder Wellington oder Auckland ist; wie jeweils vom Zahlungsempfänger (im Falle einer Zahlung) bzw. von der Berechnungsstelle (im Falle einer Berechnung) benannt.

(2) *Steuerliche Gerichtsbarkeit*: Unterliegt die Emittentin zu irgendeinem Zeitpunkt einer anderen steuerlichen Gerichtsbarkeit als der der Rechtsordnung ihres Gründungsstaats, sind Verweise in diesen Emissionsbedingungen auf die Rechtsordnung des Gründungsstaats der Emittentin so zu verstehen, dass sie sich sowohl auf die Rechtsordnung des Gründungsstaats der Emittentin als auch auf die jeweilige andere steuerliche Gerichtsbarkeit beziehen.

(g) presented for payment by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a member state of the European Union; or

(h) presented for payment more than 30 days after the Relevant Date except to the extent that the relevant Holder would have been entitled to such Additional Amounts if it had presented such Note on the last day of such period of 30 days.

For the purposes of this paragraph (1) only, **Relevant Date** means, in relation to any payment, whichever is the later of (i) the date on which the payment in question first becomes due and (ii) if the full amount payable has not been received in the Principal Financial Centre (as defined below) of the currency of payment by the Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Holders in accordance with § 12.

For the purposes of this paragraph (1) only, **Principal Financial Centre** means, in relation to any currency, the principal financial centre for that currency provided, however, that (i) in relation to Euro, it means the principal financial centre of such member state of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and (ii) in relation to Australian Dollars, it means either Sydney or Melbourne and, in relation to New Zealand Dollars, it means either Wellington or Auckland; in each case as is selected (in the case of a payment) by a payee or (in the case of a calculation) by the Calculation Agent.

(2) *Taxing jurisdiction*: If the Issuer becomes subject at any time to any taxing jurisdiction other than the Issuer's jurisdiction of incorporation, references in these Terms and Conditions of the Notes to the Issuer's jurisdiction of incorporation shall be construed as references to the Issuer's jurisdiction of incorporation and/or such other jurisdiction.

§ 8
VORLEGUNGSFRIST

Die in § 801 Abs. 1 S. 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre abgekürzt.

§ 9
KÜNDIGUNG

(1) *Kündigungsgründe.* Die nachfolgenden Ereignisse oder Umstände (jeweils ein **Kündigungsgrund**) stellen Gründe für die vorzeitige Fälligstellung der Schuldverschreibungen dar, nämlich:

(a) das Versäumnis der Zahlung eines Kapitalbetrags auf die Schuldverschreibungen oder auf eine von ihnen am Fälligkeitstermin der Zahlung oder der Zahlung eines Zinsbetrags auf die Schuldverschreibungen oder auf eine von ihnen innerhalb von 30 Tagen nach dem Fälligkeitstermin der Zahlung; oder

(b) das Versäumnis der Emittentin, eine ihrer anderen Verpflichtungen aus dem oder in Bezug auf die Schuldverschreibungen oder aus dem Agency Agreement zu erfüllen oder zu beachten, wobei dieses Versäumnis oder diese Nichterfüllung ohne Abhilfe über 45 Tage andauert, nachdem der Emittentin bei der bezeichneten Geschäftsstelle der Emissionsstelle eine schriftliche Mitteilung mit der Aufforderung zur Abhilfe durch den Gläubiger einer solchen Schuldverschreibung zugegangen ist; oder

(c) die Emittentin stellt ihre Zahlungen ein oder gibt ihre Zahlungsunfähigkeit bekannt; oder

(d) ein Gericht eröffnet Konkurs- oder andere Insolvenzverfahren gegen die Emittentin, diese Verfahren werden eingeleitet und wurden nicht innerhalb von 60 Tagen aufgehoben oder eingestellt, oder die Emittentin beantragt solche Verfahren oder leitet sie ein oder bietet eine Vereinbarung zugunsten ihrer Gläubiger im Allgemeinen an oder führt eine solche durch; oder

(e) die Emittentin befindet sich in Liquidation, es sei denn, dies geschieht in Verbindung mit einer Fusion, einer Konsolidierung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft oder in Verbindung mit einer Umwandlung und diese andere

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 (1) sentence 1 German Civil Code (*Bürgerliches Gesetzbuch*) is reduced to ten years for the Notes.

§ 9
EVENTS OF DEFAULT

(1) *Events of Default.* The following events or circumstances (each an **Event of Default**) shall be acceleration events in relation to the Notes, namely:

(a) default is made in the payment of any amount of principal in respect of the Notes or any of the Notes on the due date for payment thereof or in the payment of any amount of interest in respect of the Notes or any of the Notes within 30 days of the due date for payment thereof; or

(b) the Issuer defaults in the performance of observance of any of its other obligations under or in respect of the Notes or the Agency Agreement and such default or failure remains unremedied for 45 days after written notice requiring such default to be remedied has been delivered to the Issuer at the Specified Office of the Fiscal Agent by the Holder of any such Note; or

(c) the Issuer suspends its payments or announces its insolvency; or

(d) a court opens bankruptcy or other insolvency proceedings against the Issuer, such proceedings are instituted and have not been discharged or stayed within 60 days, or the Issuer applies for or institutes such proceedings or offers or makes an arrangement for the benefit of its creditors generally; or

(e) the Issuer goes into liquidation unless this is done in connection with a merger, consolidation, restructuring or other form of combination with another company or in connection with a transformation and such other or new company assumes all property and assets of the Issuer and

oder neue Gesellschaft übernimmt alles Eigentum und alle Vermögenswerte der Emittentin sowie alle durch die Emittentin in Verbindung mit der Emission der Schuldverschreibungen eingegangenen Verpflichtungen.

all obligations contracted by the Issuer in connection with the issue of the Notes.

(2) *Kündigung.* Falls ein Kündigungsgrund in Bezug auf die Schuldverschreibungen eintritt, kann jeder Inhaber einer Schuldverschreibung durch schriftliche Mitteilung an die Emittentin bei der bezeichneten Geschäftsstelle der Emissionsstelle, diese Schuldverschreibung und alle dann auf diese Schuldverschreibung aufgelaufenen Zinsen unverzüglich fällig und zahlbar stellen, woraufhin diese direkt zu ihrem Vorzeitigen Rückzahlungsbetrag fällig und zahlbar ist, ohne dass eine Vorlage, Aufforderung, ein Protest oder eine andere Mitteilung irgendeiner Art erforderlich ist, worauf die Emittentin insgesamt ausdrücklich verzichten wird, und zwar unbeschadet eines gegenteiligen Inhalts dieser Schuldverschreibungen, es sei denn, alle Kündigungsgründe in Bezug auf diese Schuldverschreibungen wurden vorher geheilt.

(2) *Acceleration.* If any Event of Default shall occur in relation to the Notes, any Holder of a Note may, by written notice to the Issuer, at the specified office of the Fiscal Agent, declare that such Note and all interest then accrued on such Note shall be forthwith due and payable, whereupon the same shall become immediately due and payable at its Early Redemption Amount without presentment, demand, protest or other notice of any kind, all of which the Issuer will expressly waive, anything contained in such Notes to the contrary notwithstanding, unless, prior thereto, all Events of Default in respect of the Notes shall have been cured.

§ 10
ERSETZUNG

§ 10
SUBSTITUTION

(1) Die Emittentin oder eine ihrer Tochtergesellschaften (wie nachstehend definiert), Rechtsnachfolger, Bevollmächtigten oder die von Zeit zu Zeit tatsächlich bestehende Muttergesellschaft der Emittentin (sofern zutreffend) können ohne Zustimmung der Gläubiger die Haftung als Hauptschuldnerin in Bezug auf die Schuldverschreibungen übernehmen (der **Ersatzschuldner**), vorausgesetzt, dass:

(1) Each of the Issuer or any of its Subsidiaries (as defined below), successors or assigns or the parent company from time to time of the Issuer (if any) may, without the consent of the Holders, assume liability as the principal debtor in respect of the Notes (the **Substituted Debtor**), provided that:

(a) eine einseitige Erklärung oder ein anderes derartiges Dokument, das erforderlich ist, um den Schuldnerersatz wirksam werden zu lassen (die **Dokumente**), durch die Ersatzschuldnerin und die Emittentin unterzeichnet wird, dem gemäß die Ersatzschuldnerin sich zugunsten eines jeden Gläubigers als an diese Emissionsbedingungen der Schuldverschreibungen und die Bestimmungen des Agency Agreement im vollen Umfang gebunden erklärt, so als sei die Ersatzschuldnerin in den Schuldverschreibungen und im Agency Agreement als Hauptschuldnerin in Bezug auf die Schuldverschreibungen anstelle der Emittentin genannt;

(a) such documents (if any) shall be executed by the Substituted Debtor and the Issuer as may be necessary to give full effect to the substitution (the **Documents**) and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Holder to be bound by these Terms and Conditions of the Notes and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Notes and the Agency Agreement as the principal debtor in respect of the Notes in place of the Issuer;

(b) entweder (i) jede Rating-Agentur (wie nachstehend definiert) schriftlich bestätigt hat, dass der Schuldnerersatz der Emittentin durch die Ersatzschuldnerin nicht zu einer Herabstufung des zu

(b) either (i) each of the Ratings Agencies (as defined below) has confirmed in writing that the substitution of the Issuer with the Substituted Debtor will not result in a downgrading of the then current rating by such Ratings

diesem Zeitpunkt von den Rating-Agenturen den von der Emittentin begebenen Schuldverschreibungen zuerkannten Ratings führen würde; oder (und dies liegt im Ermessen der Emittentin) (ii) die Verpflichtungen der Ersatzschuldnerin hinsichtlich der von der Emittentin begebenen Schuldverschreibungen von der Emittentin, falls diese zum Zeitpunkt der Ersetzung die Muttergesellschaft derjenigen Unternehmen ist, zu denen die Emittentin gehört, oder von der jeweiligen Muttergesellschaft der Emittentin, falls diese zum Zeitpunkt der Ersetzung nicht die Muttergesellschaft derjenigen Unternehmen ist, zu denen die Emittentin gehört, garantiert werden (eine solche Garantie wird hierin als die **Ersatzgarantie** bezeichnet und der Garant wird hierin als der **Ersetzungsgarant** bezeichnet);

Agencies of the Notes issued by the Issuer; or (at the discretion of the Issuer) (ii) the obligations of the Substituted Debtor in respect of the Notes issued by the Issuer are guaranteed, if (at the time of the relevant substitution) the Issuer is the parent company of the group of companies to which the Issuer belongs, by the Issuer or, if (at the time of the relevant substitution) the Issuer is not the parent company of the group of companies to which the Issuer belongs, by the parent company of the Issuer (such guarantee herein referred to as the **Substitution Guarantee** and such guarantor herein referred to as the **Substitution Guarantor**);

(c) unbeschadet der Allgemeingültigkeit von Unterabsatz (a) die Dokumente, wenn die Ersatzschuldnerin in einem anderen Gebiet als Irland gegründet wurde, niedergelassen oder für Steuerzwecke ansässig ist, eine Klausel und/oder andere Bestimmungen enthalten, die etwa erforderlich sind, um sicherzustellen, dass jeder Gläubiger den Nutzen aus einer Verpflichtungserklärung ziehen kann, die den Bestimmungen von § 7 entspricht, wobei, soweit zutreffend, zusätzlich zu den Bezugnahmen auf Irland Bezugnahmen auf das Gebiet, in dem die Ersatzschuldnerin gegründet wurde, niedergelassen und/oder für Steuerzwecke ansässig ist, aufgenommen werden;

(c) without prejudice to the generality of subparagraph (a), if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than Ireland the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Holder has the benefit of a covenant in terms corresponding to the provisions of § 7, with, where applicable, the addition to the references to Ireland Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

(d) die Dokumente eine Gewährleistung und Erklärung enthalten (i) dass die Ersatzschuldnerin alle notwendigen staatlichen und behördlichen Genehmigungen und Zustimmungen für diesen Schuldnerersatz eingeholt hat, (ii) dass die Ersatzschuldnerin alle notwendigen staatlichen und behördlichen Genehmigungen und Zustimmungen für die Erfüllung der Verpflichtungen der Ersatzschuldnerin aus den Dokumenten eingeholt hat und dass alle diese Genehmigungen und Zustimmungen gültig und wirksam sind und (iii) dass die durch die Ersatzschuldnerin übernommenen Verpflichtungen entsprechend ihren jeweiligen Bedingungen gültig und verbindlich und durch den Gläubiger durchsetzbar sind; und

(d) the Documents shall contain a warranty and representation (i) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (ii) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (iii) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each Holder; and

(e) (i) von Anwälten mit anerkanntem Ruf in Angelegenheiten des irischen Rechts, und (ii) falls die Ersatzschuldnerin in einem anderen Land als Irland gegründet, niedergelassen oder ansässig ist, von Anwälten mit anerkanntem Ruf im Land der Gründung der

(e) a legal opinion shall have been delivered to the Fiscal Agent (from whom copies will be available), (i) from lawyers of recognised standing as to matters of Irish law; and (ii) if the Substituted Debtor is incorporated, domiciled or resident in a country other than Ireland, from

Ersatzschuldnerin, ein Rechtsgutachten an die Emissionsstelle (bei der Kopien erhältlich sind) geliefert wurde, dass, soweit zutreffend, bestätigt, dass nach dem erfolgten Schuldnerersatz (aa) die Anforderungen dieses § 10, mit Ausnahme der Bekanntmachung an die Gläubiger erfüllt wurden, und (bb) die Schuldverschreibungen rechtmäßige, gültige und verbindliche Verpflichtungen der Ersatzschuldnerin sind und die Ersatzgarantie, sofern zutreffend, rechtmäßige, gültige und verbindliche Verpflichtungen des Ersetzungsgaranten begründen, die gemäß ihren Bedingungen durchsetzbar sind.

lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place (aa) the requirements of this § 10, save as to the giving of notice to the Holders have been met and (bb) the Notes are legal, valid and binding obligations of the Substituted Debtor and, if applicable, the Substitution Guarantee constitutes legal, valid and binding obligations of the Substitution Guarantor, enforceable in accordance with their terms.

Im Rahmen dieses Absatzes (1) bezeichnet der Begriff **Muttergesellschaft** in Bezug auf die Emittentin, (i) die Person, die die Angelegenheiten der Emittentin kontrolliert oder die Möglichkeit hat, die Angelegenheiten der Emittentin zu kontrollieren, gleichgültig, ob dies durch den Besitz von Aktienkapital, Vertrag, die Möglichkeit zur Ernennung oder Ablösung von Mitgliedern der Unternehmensführung der Emittentin oder auf andere Art und Weise vermittelt wird oder (ii) die Person, mit deren Jahresabschlüssen die Jahresabschlüsse der Emittentin nach Maßgabe des anzuwendenden Rechts und der allgemein anerkannten Grundsätze ordnungsmäßiger Buchführung (*generally accepted accounting principles*) konsolidiert werden.

For the purposes of this paragraph (1), the term **parent company** means, in relation to the Issuer, (i) the Person who controls or has the power to control the affairs and policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (ii) the Person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

Im Rahmen dieses Absatzes (1) bezeichnet der Begriff **Rating-Agenturen** jeweils Fitch Ratings Ltd., Moody's Investors Service und Standard & Poor's Ratings Services, a Division of the McGraw-Hill Company Inc. oder den jeweiligen Rechtsnachfolger.

For the purposes of this paragraph (1), the term **Ratings Agencies** means each of Fitch Ratings Ltd., Moody's Investors Service, and Standard & Poor's Ratings Services, a Division of the McGraw-Hill Company Inc. or any of their respective successors.

(2) Nach Ausfertigung der Dokumente und Lieferung der in Absatz (1) genannten Rechtsgutachten wird die Ersatzschuldnerin als in den Schuldverschreibungen als Hauptschuldnerin anstelle der Emittentin genannt angesehen, und die Schuldverschreibungen werden daraufhin als diesem Schuldnerersatz entsprechend geändert angesehen. Die Ausfertigung der Dokumente begründet im Falle des Einsatzes einer Ersatzschuldnerin als Hauptschuldnerin die Entlastung der Emittentin oder der früheren Ersatzschuldnerin von allen ihren Verpflichtungen als Hauptschuldnerin im Bezug auf die Schuldverschreibungen, wie vorstehend ausgeführt.

(2) Upon the execution of the Documents and the delivery of the legal opinions as referred to in paragraph (1) the Substituted Debtor shall be deemed to be named in the Notes as the principal debtor in place of the Issuer and the Notes shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of the Notes.

(3) Die Dokumente werden bei der Emissionsstelle hinterlegt und solange verwahrt, wie Schuldverschreibungen ausstehen und gegen die Ersatzschuldnerin und die Emittentin (oder die Mut-

(3) The Documents shall be deposited with and held by the Fiscal Agent for so long as any of the Notes remains outstanding and for so long as any claim made against the Substituted Debtor and the Issuer (or the parent company

tergesellschaft der Emittentin) durch den Gläubiger erhobene Ansprüche in Bezug auf die Schuldverschreibungen oder die Dokumente noch nicht endgültig gerichtlich beigelegt, abgewickelt oder abgegolten sind Die Ersatzschuldnerin und die Emittentin (oder die Muttergesellschaft der Emittentin) erkennt in den Dokumenten das Recht eines jeden Gläubigers auf Vorlage der Dokumente zur Durchsetzung einer der Schuldverschreibungen oder Dokumente an.

from time to time of the Issuer) by any Holder in relation to the Notes or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor and the Issuer (or the parent company from time to time of the Issuer) shall acknowledge in the Documents the right of every Holder to the production of the Documents for the enforcement of any of the Notes or the Documents.

(4) Spätestens 20 Tage nach Ausfertigung der Dokumente wird die Ersatzschuldnerin zusammen mit der Emittentin eine entsprechende Bekanntmachung an die Gläubiger gemäß § 12 richten.

(4) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the Holders in accordance with § 12.

(5) Jederzeit nach dem Schuldnerersatz gemäß Absatz (1) kann die Ersatzschuldnerin ohne Zustimmung der Gläubiger die Emittentin oder jede andere Tochtergesellschaft als Hauptschuldnerin in Bezug auf die Schuldverschreibungen einsetzen, um deren Verpflichtung in Bezug auf die Schuldverschreibungen zu übernehmen, wobei alle vorstehend in den Absätzen (1) bis (4) angeführten Bestimmungen entsprechend Anwendung finden und Bezugnahmen in diesem § 10 auf die Emittentin ohne Einschränkungen, soweit sich dies im Zusammenhang ergibt, als auf diese Ersatzschuldnerin bezogen oder sie umfassend zu verstehen sind.

(5) At any time after a substitution pursuant to paragraph (1), the Substituted Debtor may, without the consent of the Holders, substitute the Issuer or any other Subsidiary of the Issuer as the principal debtor in respect of the Notes to undertake its obligations in respect of the Notes provided that all the provisions specified in paragraphs (1) to (4) above shall apply *mutatis mutantis* and, without limitation, references in this § 10 to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

(6) Im Rahmen dieses § 10 bezeichnet

(6) For the purposes of this § 10,

(a) **Person** eine natürliche Person, ein Unternehmen, eine Kapitalgesellschaft, eine Gesellschaft, eine Personengesellschaft, ein Joint Venture, eine Vereinigung, eine Organisation, eine Regierung oder staatliche Behörde oder sonstige Rechtsträger, unabhängig davon, ob diese mit einer eigenen Rechtspersönlichkeit ausgestattet sind; und

(a) **Person** means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality.

(b) **Tochtergesellschaft** in Bezug auf eine Person (die **erste Person**) zu einem bestimmten Zeitpunkt eine andere Person (die **zweite Person**):

(b) **Subsidiary** means, in relation to any Person (the **first Person**) at any particular time, any other Person (the **second Person**):

(i) deren Geschäfte und (Geschäfts-)Politik die erste Person kontrolliert oder über die die erste Person das Recht zur Kontrolle hat, gleich ob auf Grund von Eigenkapital, vertraglicher Vereinbarungen, des Rechts zur Ernennung oder Abberufung von Mitgliedern im Leitungsorgan der zweiten Person oder auf sonstige Weise; oder

(i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(ii) deren Jahresabschlüsse in Übereinstimmung mit dem

(ii) whose financial statements are, in accordance with

maßgeblichen Recht und den allgemein anerkannten Grundsätzen ordnungsmäßiger Buchführung (*generally accepted accounting principles*) mit denen der ersten Person konsolidiert wurden.

applicable law and generally accepted accounting principles, consolidated with those of the first Person.

§ 11 BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

§ 11 FURTHER ISSUES OF NOTES, PURCHASES AND CANCELLATION

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(1) *Further Issues of Notes.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms as the Notes in all respects (or in all respects except for the issue date, Interest Commencement Date and/or issue price) so as to form a single series with the Notes.

(2) *Ankauf.* Die Emittentin ist berechtigt, jederzeit Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Entwertung.* Sämtliche vollständig getilgten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ 12 MITTEILUNGEN

§ 12 NOTICES

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in den gesetzlich bestimmten Medien (soweit erforderlich) und zusätzlich in führenden Tageszeitungen mit allgemeiner Verbreitung in der Bundesrepublik Deutschland, voraussichtlich in der *Börsen-Zeitung* oder dem *Handelsblatt* zu veröffentlichen. Solange die Schuldverschreibungen an der Luxemburger Wertpapierbörse notiert sind und die Regeln dieser Wertpapierbörse dies verlangen, sind alle die Schuldverschreibungen betreffenden Mitteilungen in einer führenden Tageszeitung mit allgemeiner Verbreitung in Luxemburg (bei der es sich voraussichtlich um das d'Wort handeln wird) bekanntzumachen. Jede derartig erfolgte Mitteilung gilt mit dem Tag der

(1) *Publication.* All notices concerning the Notes shall be published such media as determined by law (if required and, additionally, in a leading daily newspaper having general circulation in the Federal Republic of Germany (which is expected to be the *Börsen-Zeitung* or the *Handelsblatt*. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, all notices concerning the Notes shall be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the d'Wort). Any notice so given will be deemed to have been validly given on the date of such publication (or, if published more than once, on the date of the first such publication).

Veröffentlichung (oder bei mehreren Veröffentlichungen mit dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing System.* Solange die Globalurkunde insgesamt von dem Clearing System oder im Namen des Clearing Systems gehalten wird, und soweit die Veröffentlichung von Mitteilungen nach Absatz (1) rechtlich nicht mehr erforderlich ist, ist die Emittentin berechtigt, eine Veröffentlichung in den in Absatz (1) genannten Medien durch eine Mitteilung an das Clearing System zur Weiterleitung durch das Clearing System an die Gläubiger zu ersetzen. Jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

(2) *Notification to Clearing System.* So long as the Global Note is held in its entirety by or on behalf of the Clearing System and, if the publication of notices pursuant to paragraph (1) is no longer required by law, the Issuer may, in lieu of publication in the media set forth in paragraph (1) above, deliver the relevant notice to the Clearing System, for communication by the Clearing System to the Holders Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which said notice was given to the Clearing System.

(3) *Form der von Gläubigern zu machenden Mitteilungen.* Mitteilungen, die von einem Gläubiger gemacht werden, müssen schriftlich erfolgen. Solange die Schuldverschreibungen durch eine Globalurkunde verbrieft sind, kann eine solche Mitteilung über das Clearing System an die Emissionsstelle in der von der Emissionsstelle und das Clearing System dafür vorgesehenen Weise erfolgen.

(3) *Form of Notice to be given by any Holder.* Notices to be given by any Holder shall be made by means of a written declaration. So long as the Notes are represented by a Global Note, such notice may be given to the Fiscal Agent through the Clearing System in such manner as the Fiscal Agent and the Clearing System may approve for such purpose.

§ 13
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND, GERICHTLICHE GELTENDMACHUNG UND ZUSTELLUNGSBEVOLLMÄCHTIGTE

§ 13
APPLICABLE LAW, PLACE OF PERFORMANCE, SUBMISSION TO JURISDICTION, ENFORCEMENT AND SERVICE OF PROCESS AGENT

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht und sollen ausschließlich nach deutschem Recht ausgelegt werden.

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by, and shall be construed exclusively in accordance with, German law.

(2) *Erfüllungsort.* Erfüllungsort ist Frankfurt am Main.

(2) *Place of Performance.* Place of performance shall be Frankfurt am Main.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren (**Rechtsstreitigkeiten**) ist das Landgericht Frankfurt am Main. Die Zuständigkeit des Landgerichts Frankfurt am Main ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlich-rechtlichen Sondervermögen oder von Personen

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Frankfurt am Main shall have non-exclusive jurisdiction for any action or other legal proceedings (**Proceedings**) arising out of or in connection with the Notes. The jurisdiction of the District Court (*Landgericht*) in Frankfurt am Main shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal entities under public law (*juristische Personen des öffentlichen Rechts*), special assets under public law

ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen, die über ein Clearing System gehalten werden, ist berechtigt, in jeder Rechtsstreitigkeit gegen die Emittentin oder in jeder Rechtsstreitigkeit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) die Gesamtzahl der Stücke bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält, und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre, oder (iii) auf jede andere Weise, die im Lande der Geltendmachung zur Beweiserhebung prozessual zulässig ist. Für die Zwecke des Vorstehenden bezeichnet **Depotbank** jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems.

(5) *Ernennung von Zustellungsbevollmächtigten.* Im Zusammenhang mit etwaigen Rechtsstreitigkeiten vor deutschen Gerichten bestellt die Emittentin die DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Deutschland zu ihrer Zustellungsbevollmächtigten in der Bundesrepublik Deutschland.

(*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*). The German courts shall have exclusive jurisdiction over lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes held through a Clearing System may in any Proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in its own name its rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate amount of units of the Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Global Note certified as being a true copy by a duly authorised officer of the Clearing System or a depositary of the Clearing System, without the need for production in such Proceedings of the actual records or the Global Note representing the Notes or (iii) any other means of proof permitted in legal proceedings in the country of enforcement. For purposes of the foregoing, **Custodian** means any bank or other financial institution of recognised standing authorised to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System.

(5) *Appointment of Service of Process Agent.* In relation to any Proceedings before German courts, the Issuer appoints DEPFA Deutsche Pfandbriefbank AG, Neue Mainzer Straße 75, 60311 Frankfurt am Main, Germany, as its agent for service of process in the Federal Republic of Germany.

§ 14
SALVATORISCHE KLAUSEL

Sollte eine Bestimmung dieser Emissionsbedingungen ganz oder teilweise rechtsunwirksam sein oder werden, so bleiben die übrigen Bestimmungen wirksam. Anstelle der rechtsunwirksamen Bestimmung gilt eine wirksame Regelung, die den wirtschaftlichen Zwecken der rechtsunwirksamen Bestimmung soweit gesetzlich möglich Rechnung trägt.

§ 14
SEVERABILITY

Should any provision of these Terms and Conditions of the Notes be or become invalid in whole or in part, the other provisions shall remain in force. The invalid provision shall be deemed substituted by a valid provision which accomplishes as far as legally possible the economic purposes of the invalid provision.

§ 15
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.

§ 15
LANGUAGE

These Terms and Conditions of the Notes are written in the German language and provided with an English language translation. The German text shall be prevailing and binding. The English language translation is provided for convenience only.

DEPFA BANK reports cumulative half year result of € 249 m - Q2 result of €126m -

Record quarter for client segments; doubling of revenues from Infrastructure Finance activitiesin the second quarter

Press and Investor Relations Release

Dublin/Frankfurt, 23 July 2007.

DEPFA BANK plc today released its second quarter 2007 results. The net profit of € 126 m improved slightly on the level of the first quarter, taking the cumulative result to € 249 m for the first half year. Though the result was 9% down on the first half 2006 it is still a very encouraging performance given the higher level of investments this year in client businesses and the much changed market context in which DEPFA now operates. Earnings were entirely generated by the Bank's client driven businesses. Financing activities provided strong support for earnings and DEPFA was again particularly successful at tapping into the growing worldwide demand for infrastructure finance. Further investments in new resources will strengthen origination in local markets and increase the contribution from higher margin products such as derivatives for clients that will become more discernible over time.

The net interest income amounted to € 101 m, against € 110 m in the comparative quarter of 2006. When the result is dissected it reveals that the Bank is adapting very quickly to changed market conditions given that client financing activities have done much in a short space of time to fill the void left by the sharp decline of carry based income from Global Markets. Carry income fell from € 19 m to a slightly negative result in Q2 2007 (-€ 2 m) as the Bank hedged open interest rate positions. At the same time Infrastructure Finance has tripled its interest income result to € 19 m (from € 6 m) due to the growing success of PPP activities in Europe and the US. The Bank has also been developing new sources of interest income from innovative areas such as structured financing, securitisations and Guaranteed Investment Contracts (GICs). Despite further tightening of credit spreads new commitments in Budget Finance grew for the third successive quarter to € 14 bn, (after € 12 bn in Q1 2007) which will support interest income in future quarters. Overall the Bank originated € 19 bn of new business in the second quarter in client segments (Q1 2007: € 20 bn).

Net fee and commission income totalled € 9 m, which is € 3 m down y-o-y. This comparison is somewhat skewed from the effect of a significant upfront fee for an IFU transaction in the previous year; the underlying trend for the US liquidity facilities, which are the main fee generator for the Bank, continued to be positive. Net trading income was € 8 m, significantly lower than the comparative result of € 41 m. The own account trading performance was disappointing and made a small double digit loss, which arose from small cumulative losses across a number of desks. The contribution from Client Product Services improved on the first quarter to € 10 m. The performance of this activity was again somewhat understated due to accounting

rules governing recognition of income, which resulted in income from a number of client transactions being deferred rather than booked on an upfront basis.

Gains from sale of assets rose significantly by 66% y-o-y to € 111 m. This result exceeded the similarly strong first quarter total of € 103 m and was achieved on the back of a much lower asset sales volume of € 8.4 bn. Gains from sale of assets are linked entirely to credit spread movements in DEPFA's micro hedged budget finance and infrastructure book of just under € 170 bn. This portfolio represents a high quality, homogeneous and very liquid class of asset that lends itself very well to an active asset management approach. A combination of market volatility and strong performance of certain government bonds have created regular opportunities for DEPFA to realise gains; this results in a higher total return of the portfolio than if the assets were simply yielding interest income until maturity. At the same time the Bank has taken care to conserve the size and intrinsic quality of the portfolio by ensuring an inflow of new, similarly rated assets.

Total expenditure rose by 25% y-o-y to € 70 m. This reflects the significant build up in capacity that has occurred over the past year in which staff levels have grown by 166 to 723. The strong pace of growth so far this year is in line with expectations and is an essential precondition for achieving long term growth. Investments have further boosted front office capacity in infrastructure finance, new product areas as well as regional hubs and new offices within an expanding CRM regional network. At the same time the Bank has strengthened its back office and risk management units to consolidate progress on the business side. Even in this phase of heightened investment activity the company is committed to maintaining a high degree of cost discipline as reflected in a cost/income ratio of 31%, which is in line with the long-term target.

Profit after taxation totalled € 126 m, a fall of 10% year-on-year. The income tax charge of € 33 m equated to an effective tax rate of 21%.

The Bank continues to fill important gaps in its offering of innovative products and advisory solutions to meet the increasingly sophisticated needs of its public sector client base. The latest initiative launched in May by DEPFA relates to Asset Management which will add an additional distribution channel for certain types of asset sourced by the Bank, for example in the new area of infrastructure equity. The Bank is on track to fully finalise the First Albany acquisition by the third quarter, which will further strengthen its position in the United States. The strong links of this business unit with a Municipal client base will help DEPFA maintain the dynamism of its bond origination in the US market, already DEPFA's largest regional market and to cross sell a broad range of other products such as infrastructure finance, derivatives and advisory.

Recommended Merger of Hypo Real Estate Holding AG and DEPFA BANK plc

Not for release, publication or distribution, in whole or in part, in, into or from a Restricted Jurisdiction

23 July 2007

RECOMMENDED MERGER OF HYPO REAL ESTATE HOLDING AG AND DEPFA BANK PLC

BY MEANS OF A SCHEME OF ARRANGEMENT UNDER SECTION 201 OF THE COMPANIES ACT, 1963 OF IRELAND

Summary

- The Boards of Hypo Real Estate Holding AG and DEPFA BANK plc are pleased to announce that they have reached agreement on the terms of a merger of the two businesses by way of a recommended acquisition by HRE of the entire issued share capital of DEPFA to be implemented by means of a scheme of arrangement under Section 201 of the Companies Act, 1963 of Ireland.
- If the Scheme becomes effective, DEPFA Shareholders will receive: **€6.80 in cash and 0.189(1) of a New HRE Share for every DEPFA Share held by them.**
- Based on the Closing Price on 20 July 2007 (being the last Business Day prior to this announcement) of €49.17 for a HRE Share the Merger values each

DEPFA Share at €16.14, and values the entire issued share capital of DEPFA at approximately €5,696 million.

- The Merger, if approved, would result in DEPFA Shareholders receiving approximately 42 per cent. of the value (calculated on the basis set out above) of their DEPFA Shares in cash. In addition, DEPFA Shareholders are expected to benefit from the estimated synergies described in paragraph 5 of the attached announcement as the issue of New HRE Shares would enable DEPFA Shareholders to retain an equity interest in the Combined Group.
- The terms of the Merger represent:
- a premium of approximately 17 per cent. to the Closing Price of €13.80 per DEPFA Share on 20 July 2007 (being the last Business Day prior to this announcement);
- a premium of approximately 19 per cent. to the three month (to 20 July 2007) average Closing Price of €13.57 per DEPFA Share; and
- a multiple of 11.2 times underlying earnings of €507 million for the 12 months to 31 December 2006.(2)
- The DEPFA Board, which has been so advised by Goldman Sachs, considers the financial terms of the Merger to be fair and reasonable. In providing advice to the DEPFA Board, Goldman Sachs has taken into account the commercial assessments of the DEPFA Directors. In addition, the DEPFA Board believes the terms of the Merger to be in the best interests of DEPFA Shareholders as a whole and, accordingly, unanimously recommends DEPFA Shareholders to vote in favour of the Merger and the Scheme, as they have undertaken to do in respect of their own interests in DEPFA Shares.
- HRE has received irrevocable undertakings to vote (or procure a vote) in favour of the Merger and the Scheme from the DEPFA Directors in respect of the interests in DEPFA Shares held by them (10,414,869 DEPFA Shares, representing approximately 2.95 per cent. of the existing issued share capital of DEPFA) and in respect of the interests in DEPFA Shares allocated to them under the DEPFA Incentive Compensation Plan but which remain subject to vesting.
- The Merger and the Scheme are subject to the conditions set out in Appendix I of this announcement.

Commenting on the Merger on behalf of DEPFA, Gerhard Bruckermann, the Chairman and CEO of DEPFA, said:

"The mixed cash and share offer of €16.14 per share from HRE creates an opportunity for shareholders to realise significant value from their investment in DEPFA. The combination of DEPFA and HRE will provide access for both businesses to new customers, products and opportunities for expansion and growth and will create opportunities for customers and staff as the Combined Group realises the benefits of the combination's expected impact on its core markets."

Commenting on the Merger on behalf of HRE, Georg Funke, the CEO of HRE Holding AG, said:

"The strategic fit of the transaction is compelling. As a result of this combination with DEPFA, we will, at a stroke, raise our expanding public finance and infrastructure financing activities to the level and quality of a leading global player."

DEPFA BANK with net profit of € 126 m in Q2

Ad hoc statement according to Irish Market Abuse Regulations

Dublin/Frankfurt, 23 July 2007.

DEPFA BANK plc released its second quarter 2007 results today. The net profit of € 126 m improved slightly on the level of the first quarter, taking the cumulative result to € 249 m for the first half year. Net fee and commission income totalled € 9 m. Gains from sale of assets rose significantly by 66% y-o-y to € 111 m while trading income stood at € 8 m, significantly lower than the comparative result of € 41 m in 2006. The Bank originated € 19 bn of new business in the second quarter in its client segments (Q1 2007: € 20 bn). Total expenditure rose by 25% y-o-y to € 70 m; the cost/income ratio was 31%. The Bank is on track to fully finalise the First Albany acquisition by the third quarter.

Group figures Q2 2007 (IFRS)

	Q2 2007 EUR m	Q2 2006 EUR m	Change
Net interest income	101	110	-8%
Net fee and commission income	9	12	-25%
Net trading income	8	41	-80%
Gains less losses from financial assets	111	67	66%
Total operating income	229	230	
Operating expenses	-70	-56	25%
Profit before taxes	159	174	-9%
Profit after taxes	126	140	-10%

DEPFA BANK has completed its acquisition of the US Municipal Capital Markets Group of former First Albany Capital, Inc.

Press and Investor Relations Release

New York/Dublin/Frankfurt, September 17, 2007.

DEPFA BANK plc ("DEPFA") announced today the completion of the acquisition of the US Municipal Capital Markets Group of former First Albany Capital, Inc. ("FAC") by DEPFA's wholly-owned US broker-dealer subsidiary which will operate under the re-branded name DEPFA First Albany Securities LLC ("DEPFA First Albany"). The acquisition has been consummated following receipt of the requisite regulatory approvals and is effective September 14, 2007.

As part of the asset acquisition, DEPFA First Albany acquired rights to the First Albany name. This acquisition allows DEPFA to significantly strengthen its US franchise through the addition of municipal underwriting, sales, trading and financial advisory services through a total of eleven DEPFA First Albany office locations in the US. The acquisition also adds approximately 800 issuer clients and more than 400 investor clients to DEPFA's client base.

DEPFA First Albany's US operations are headquartered in New York City, New York. DEPFA First Albany will be operated under the leadership of Ken Gibbs, former Head of FAC's Municipal Capital Markets Group, who has also assumed responsibility for DEPFA's Client Relationship Management in the Americas. "We have expanded the scope and reach of our business which should seamlessly translate into better solutions for clients. We have the opportunity to accomplish something unique in the municipal market and we intend to do so," Ken Gibbs commented.

The transaction takes the form of an asset purchase with goodwill of approximately USD 12 million. In addition, DEPFA First Albany has purchased FAC's municipal bond inventory.

END